30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

RECEIVED

2007 OCT 16 A 10:44

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

12 October 2007


07027166

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 8 August 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A Exhibits 81-93

Pensions Mortgages Savings Investments Healthcare Insurance

No.	Subject	Date of Announcement	Date Copied to SEC
81	Annual Information Update	20/08/2007	12/10/2007
82	Private Equity Business	29/08/2007	12/10/2007
83	Director/PDMR Shareholding	29/08/2007	12/10/2007
84	Total Voting Rights	31/08/2007	12/10/2007
85	Interim Results	04/09/2007	12/10/2007
86	Statement re Resolution plc	19/09/2007	12/10/2007
87	Rule 2.10 Announcement	19/09/2007	12/10/2007
88	Rule 2.10 Announcement	25/09/2007	12/10/2007
89	Director/PDMR Shareholding	28/09/2007	12/10/2007
90	Total Voting Rights	28/09/2007	12/10/2007
91	Rule 2.10 Announcement	02/10/2007	12/10/2007
92	Disposal	09/10/2007	12/10/2007
93	Rule 2.10 Announcement	09/10/2007	12/10/2007



Company	Standard Life plc
TIDM	SL.
Headline	Annual Information Update
Released	14:36 20-Aug-07
Number	4957C

Standard Life plc

Annual Information Update

In accordance with Prospectus Rule 5.2, Standard Life plc ("the Company") provides an Annual Information Update ("the Update") referring to information published or made available to the public during the period from 15 June 2006 to 17 August 2007 inclusive in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The information referred to in this Update was up-to-date at the time of publication; however, it may have since become out of date as a result of changing circumstances.

Announcements made via a Regulatory Information Service

The following announcements have been made via RNS, a Regulatory Information Service, during the period. Details of all announcements made by the Company via RNS can be found on the Market News section of the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ using the code SL. or on the Investors section of the Company's website at http://ukgroup.standardlife.com/html/investors/investors.html

Copies of announcements made from 10 July 2006 onwards have also been submitted to the Securities and Exchange Commission ("SEC") pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act 1934.

Date	Announcement
15/06/2006	Publication of Prospectus
15/06/2006	Further re Publication of Prospectus
07/07/2006	Further re Prospectus
10/07/2006	Admission to Official List
10/07/2006	Re-listing of Bonds
10/07/2006	Director/PDMR Shareholding
11/07/2006	Director/PDMR Shareholding
11/07/2006	Director/PDMR Shareholding
13/07/2006	Holding(s) in Company
13/07/2006	Holding(s) in Company
14/07/2006	Further re IPO – Exercise of Over Allotment Arrangements
17/07/2006	Directors/PDMR Shareholding
24/07/2006	Further re IPO – Share Premium Account
26/07/2006	Directors/PDMR Shareholding
28/07/2006	Additional Listing

01/08/2006	New Business Results
03/08/2006	Holding(s) in Company

08/08/2006	Director/PDMR Shareholding
11/08/2006	Additional Listing
29/08/2006	Additional Listing
18/09/2006	Additional Listing
25/09/2006	Directorate Change
25/09/2006	Holding(s) in Company
26/09/2006	Additional Listing
27/09/2006	Interim Results
05/10/2006	Additional Listing
17/10/2006	Additional Listing
25/10/2006	Acquisition
30/10/2006	Directorate Change
31/10/2006	Holding(s) in Company
31/10/2006	Directorate Change
01/11/2006	Director/PDMR Shareholding
02/11/2006	Additional Listing
08/11/2006	New Business Results
21/11/2006	Director/PDMR Shareholding
22/11/2006	Additional Listing
24/11/2006	Block Listing
28/11/2006	Additional Listing
04/12/2006	Director/PDMR Shareholding
06/12/2006	Additional Listing
11/12/2006	Director Change
14/12/2006	Additional Listing
21/12/2006	Voting Rights and Capital
21/12/2006	Director/PDMR Shareholding
28/12/2006	Additional Listing
28/12/2006	Total Voting Rights
02/01/2007	Director/PDMR Shareholding
31/01/2007	Block Listing
31/01/2007	Total Voting Rights
01/02/2007	Director/PDMR Shareholding
07/02/2007	New Business Results
13/02/2007	Holding(s) in Company
28/02/2007	Total Voting Rights
01/03/2007	Directorate Change
01/03/2007	Director/PDMR Shareholding
20/03/2007	Holding(s) in Company
22/03/2007	Preliminary Results 2006
23/03/2007	Director/PDMR Shareholding
23/03/2007	Director/PDMR Shareholding
29/03/2007	Director/PDMR Shareholding
30/03/2007	Total Voting Rights
02/04/2007	Director/PDMR Shareholding
30/04/2007	Total Voting Rights
02/05/2007	Director/PDMR Shareholding
08/05/2007	New Business Results
23/05/2007	Annual Report and Accounts
29/05/2007	Holdings in Company
29/05/2007	AGM Voting Results

30/05/2007	Block Listing Review
30/05/2007	Director/PDMR Shareholding
31/05/2007	Investor/Analyst Presentation
31/05/2007	Total Voting Rights
04/06/2007	Director/PDMR Shareholding (DRIP)
27/06/2007	Director/PDMR Shareholding
29/06/2007	Total Voting Rights
04/07/2007	Group Treasury (Non-Regulatory Announcement)
11/07/2007	Additional Listing
13/07/2007	Director/PDMR Shareholding
26/07/2007	Director/PDMR Shareholding
30/07/2007	Director Declaration
31/07/2007	Block Listing Review
31/07/2007	Total Voting Rights
07/08/2007	New Business Results

Documents filed with the Registrar of Companies

The following documents have been filed with the Registrar of Companies during the period. Copies can be obtained from Companies House Contact Centre, Crown Way, Maindy, Cardiff CF14 3UZ or **enquiries@companies-house.gov.uk** or, if you are a registered user, via Companies House Direct at **http://www.direct.companieshouse.gov.uk/**

Date of Filing	Document	Description
15/06/2006	Form 288a	Appointment of Director
15/06/2006	Resolutions	Resolutions re Memorandum and Articles
21/07/2006	Order of Court	Confirmation of Reduction of Share Premium Account
24/07/2006	Form 353a	Location of Register of Members
26/07/2006	Form 363s	Annual Return
21/08/2006	Annual Accounts	Annual Accounts for year ended 31/12/05
23/08/2006	Form 88(2)	Return of Allotment of Shares
29/08/2006	Form 122	Notice of Redemption of Shares
01/09/2006	Form 88(2)	Return of Allotment of Shares
14/09/2006	Form 88(2)	Return of Allotment of Shares
12/10/2006	Form 88(2)	Return of Allotment of Shares
30/10/2006	Form 88(2)	Return of Allotment of Shares
30/10/2006	Form 88(2)	Return of Allotment of Shares
30/10/2006	Form 88(2)	Return of Allotment of Shares
30/10/2006	Form 88(2)	Return of Allotment of Shares
09/11/2006	Form 288b	Resignation of Director
10/11/2006	Form 88(2)	Return of Allotment of Shares
10/11/2006	Form 288a	Appointment of Director
10/11/2006	Form 88(3)	Particulars of Contract Relating to Shares
28/11/2006	Form 88(2)	Return of Allotment of Shares
12/12/2006	Form 88(2)	Return of Allotment of Shares
12/12/2006	Form 88(3)	Particulars of Contract Relating to Shares
12/12/2006	Form 88(2)	Return of Allotment of Shares
12/12/2006	Form 88(3)	Particulars of Contract Relating to Shares
12/12/2006	Form 88(2)	Return of Allotment of Shares
12/12/2006	Form 88(3)	Particulars of Contract Relating to Shares

12/12/2006	Form 88(2)	Return of Allotment of Shares
18/12/2006	Form 88(2)	Return of Allotment of Shares
18/12/2006	Form 88(3)	Particulars of Contract Relating to Shares
05/01/2007	Form 88(2)	Return of Allotment of Shares
08/01/2007	Form 88(2)	Return of Allotment of Shares
08/01/2007	Form 88(3)	Particulars of Contract Relating to Shares
11/01/2007	Form 288a	Appointment of Director
02/02/2007	Form 88(2)	Return of Allotment of Shares
16/02/2007	Form 88(2)	Return of Allotment of Shares
16/02/2007	Form 88(3)	Particulars of Contract Relating to Shares
16/02/2007	Form 88(2)	Return of Allotment of Shares
06/03/2007	Form 288a	Appointment of Director
08/03/2007	Form 88(2)	Return of Allotment of Shares
08/03/2007	Form 88(3)	Particulars of Contract Relating to Shares
08/03/2007	Form 88(2)	Return of Allotment of Shares
28/03/2007	Form 88(2)	Return of Allotment of Shares
28/03/2007	Form 88(3)	Particulars of Contract Relating to Shares
10/04/2007	Form 88(2)	Return of Allotment of Shares
10/04/2007	Form 288b	Resignation of Director
23/04/2007	Annual Accounts	Annual Report & Accounts for year ended 31/12/06
29/05/2007	Form 88(2)	Return of Allotment of Shares
06/06/2007	Form 288b	Resignation of Director
06/06/2007	Form 288b	Resignation of Director
06/06/2007	Form 88(2)	Return of Allotment of Shares
09/07/2007	Form 88(2)	Return of Allotment of Shares
26/07/2007	Form 88(2)	Return of Allotment of Shares
26/07/2007	Form 363a	Annual Return
26/07/2007	Form 88(2)	Return of Allotment of Shares
16/08/2007	Form 88(2)	Return of Allotment of Shares

Documents Published and Sent to Shareholders

The Company has published and sent to shareholders the following documents during the period:

Date	Document
15/06/2006	Summary Prospectus or Prospectus
19/04/2007	AGM Guide (including Notice of Meeting)
19/04/2007	Annual Report and Accounts or Annual Review to 31/12/06
19/04/2007	Voting Form

Documents Submitted to the Financial Services Authority

The Company has submitted the following documents to the Financial Services Authority during the period. These documents are available for viewing at the Financial Services Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Date	Document
15/06/2006	Prospectus
23/05/2007	Annual Report and Accounts for year ended 31/12/06
23/05/2007	Annual Review for year ended 31/12/06
23/05/2007	AGM Guide (including Notice of Meeting)
23/05/2007	Example of Voting Form for Certificated Shareholders
23/05/2007	Example of Voting Form for Shareholders in the Standard Life Share Account

The AGM Guide, Annual Report and Accounts, and the Annual Review are also available in the Annual General Meeting section of the Company's website at
http://ukgroup.standardlife.com/html/investors/shareholder_gen_meetings.html

A copy of this Update and all documents referred to in it can be obtained on request from the Company's Registered Office at Standard Life House, 30 Lothian Road, Edinburgh EH12DH

Kenneth Gilmour
Assistant Group Company Secretary
20 August 2007

END

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Company	Standard Life plc
TIDM	SL.
Headline	Private Equity Business
Released	07:00 29-Aug-07
Number	8866C

Standard Life plc

Proposed re-organisation of the private equity business of Standard Life Investments

Standard Life plc ("Standard Life") announces that it proposes to re-organise its private equity investment management business by transferring all of the business currently carried on by Standard Life Investments (Private Equity) Limited ("SLIPE") to a new limited liability partnership, SL Capital Partners LLP ("LLP"), of which 40% will be owned by nine members of the current SLIPE investment management team.

Details on SLIPE

SLIPE is a wholly owned subsidiary of Standard Life Investments Limited. It provides private equity investment management and ancillary services to a variety of fund of funds vehicles, structured as limited partnerships, and to Standard Life European Private Equity Trust PLC ("SLEPET"), an investment trust listed on the London Stock Exchange in which Standard Life Assurance Limited has a 50.6% interest. The business has €5.0 billion (£3.4 billion) of assets under management, of which 72% come from over 140 third-party investors from 24 countries. SLIPE's fund of funds vehicles offer investors access to private equity fund investments and co-investments (whereby the fund invests alongside direct investors), predominantly in Europe and in the buy-out segment of the private equity market.

For the financial year ended 31 December 2006 SLIPE reported audited revenue and profit before taxation of £22.0 million and £6.6 million respectively and as at 31 December 2006 had gross assets of £11.0 million.

Rationale for the proposed re-organisation

In participating through private equity fund of funds vehicles investors gain broad exposure to private equity opportunities, diversifying their risk. Investors make capital commitments to these vehicles for long periods of time and therefore seek substantial protection to ensure the continuity of the management team which invests their money, usually in the form of carried interest, key-man and change of control provisions in the fund.

The re-organisation of Standard Life's private equity management business is proposed to address the desire of certain existing and potential investors to ensure continuity of management and a greater alignment of interest between investors and the management team. The use of a limited liability partnership will provide flexibility in terms of structure and operations and is consistent with the structure already employed by other managers in the private equity industry.

Terms of the proposed re-organisation

The proposed re-organisation would involve the transfer of the business, assets and liabilities of SLIPE, including the general partner companies associated with the limited partnerships managed by SLIPE, to the LLP. In exchange for the transfer of the business, assets and liabilities, SLIPE would retain 100% of the capital value of the business transferred and be entitled to 60% of the economic and voting rights in the LLP going forward. The remaining 40% of the economic and voting rights would be held by nine members of the current SLIPE investment management team, including the three executive directors of SLIPE, David Currie, Peter McKellar and Stewart Hay. As part of the re-organisation, the nine members of the SLIPE investment management team will resign as employees of Standard Life Investments and become executive members of the LLP. The other 28 employees involved in the private equity business, all of whom are located in Standard Life Investments' Edinburgh and Boston offices will become employees of the LLP or one of its subsidiaries.

The agreement constituting the LLP (the "LLP Agreement") contains provisions which, if triggered, would allow the executive members of the LLP to acquire an additional 13% of the economic and voting rights in the LLP from SLIPE at fair value. These provisions may only be triggered in certain circumstances prescribed in the LLP Agreement, following either a disposal of the business of the LLP outwith the Standard Life group or a change of control of the LLP, SLIPE or any of its holding companies.

It is anticipated that the re-organisation will become effective and the LLP will commence trading on or around 1 October 2007. The re-organisation is subject to the LLP receiving appropriate FSA authorisation, which is pending, and to completion of all relevant legal formalities.

29 August 2007

Enquiries:

Brian Simmons, Press Office, 0131 245 5935
Gordon Aitken, Investor Relations, 0131 245 6799

END

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Company	Standard Life plc
TIDM	SL.
Headline	Director/PDMR Shareholding
Released	11:51 29-Aug-07
Number	9332C

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 28 August 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	9	£2.94 - UK
Norman Keith Skeoch	43	2.94 - UK
David Thomas Nish	43	£2.94 - UK
Other PDMRs		
Marcia Dominic Campbell	43	£2.94 - UK
Joseph Iannicelli	41	C$6.12- Canada

Each individual also received from the Company 8 free shares (except Mr Iannicelli who received the right to acquire 8 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

29 August 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

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Company	Standard Life plc
TIDM	SL.
Headline	Total Voting Rights
Released	13:40 31-Aug-07
Number	1026D

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,173,729,902 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,173,729,902.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 August 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

END

Press release

STANDARD LIFE



Standard Life plc

2007 Interim Results – 4 September 2007

- **EEV operating profit up 71% to £353m (2006: £206m)**
- **New business contribution up 66% to £151m (2006: £91m)**
- **PVNBP margin up to 1.8% in first half of 2007, from 1.4% in full year 2006**
- **EEV up 5% to £5,911m (31 December 2006: £5,608m), equivalent to 271p per share**
- **EEV cash generation up 68% to £207m (2006: £123m)**
- **IFRS underlying profit 10% lower at £219m (2006: £243m), up 11% on a normalised basis**
- **Interim dividend of 3.8p, representing 5.6% growth[1]**

Commenting on the results, Group Chief Executive Sandy Crombie said:

"Our 2007 Interim Results show that Standard Life is growing strongly and profitably.

"We have made significant progress in increasing margin in our UK business over the first half of 2007, thanks to strong growth in higher margin products supported by the continued improvement in underlying efficiency. We are on track to meet our target of a 9-10% return on embedded value in 2007 and increasing thereafter.

"I am pleased to be able to announce the payment of our first interim dividend to our 1.5 million shareholders of 3.8p per share on 30 November 2007, representing a growth rate of 5.6%.

"Standard Life has enjoyed a successful first year as a listed company and I am confident we can achieve much more."

Financial highlights:

	H1 2007	H1 2006	Change
New business PVNBP	**£8,181m**	£6,235m	31%
New business APE	**£1,009m**	£795m	27%
New business contribution	**£151m**	£91m	66%
PVNBP margin	**1.8%**	1.4%[2]	+0.4% points
EEV operating profit before tax	**£353m**	£206m	71%
EEV profit before tax	**£461m**	£266m	73%
Diluted EEV operating EPS	**11.2p**	7.1p	58%
EEV	**£5,911m**	£5,608m[3]	5%
Return on embedded value	**9.1%**	6.8%	+2.3% points
IFRS underlying profit before tax	**£219m**	£243m	(10)%
IFRS profit after tax[4]	**£115m**	£82m	40%
Diluted IFRS underlying EPS	**9.7p**	9.9p	(2)%
Interim dividend per share	**3.8p**	-	-

[1] Applying our dividend policy to the dividend announced in the 2006 Preliminary Results.
[2] Full Year 2006.
[3] As at 31 December 2006.
[4] H1 2006 is shown on a mutual basis - refer to section 1.1.3.


STANDARD LIFE

EEV operating profit	H1 2007 £m	Pro forma H1 2006 £m
Life and pensions by country		
UK	**252**	148
Canada	**75**	79
Europe	**14**	25
Other	**(6)**	(2)
HWPF TVOG	**(2)**	-
Life and pensions operating profit	**333**	250
Life and pensions by source		
New business contribution	**151**	91
In-force business		
expected return	**201**	189
experience variances	**(15)**	22
operating assumption changes	**1**	(38)
Development costs	**(7)**	(11)
Expected return on free surplus	**2**	(3)
Life and pensions operating profit	**333**	250
Investment management	**26**	14
Banking	**14**	17
Healthcare and general insurance	**4**	3
Group corporate centre costs	**(26)**	(42)
Other	**2**	(36)
Operating profit before tax	**353**	206
Tax on operating profit	**(108)**	(72)
Operating profit after tax	**245**	134

IFRS underlying profit	H1 2007 £m	Pro forma H1 2006 £m
Life and pensions by country		
UK	**91**	119
Canada	**64**	68
Europe	**19**	52
Other	**(6)**	(2)
Life and pensions underlying profit	**168**	237
Investment management	**40**	28
Banking	**14**	17
Healthcare and general insurance	**4**	3
Group corporate centre costs	**(26)**	(42)
Other	**19**	-
Total underlying profit before tax	**219**	243
Tax on underlying profit	**(8)**	(27)
Underlying profit after tax	**211**	216

Basis of preparation
Unless otherwise stated, the comparative results have been calculated using assumptions to show the results which would have been attributable to shareholders had the company been owned by the shareholders under the terms of the Scheme of Demutualisation (the Scheme) throughout the period. The Scheme did not take effect until 10 July 2006. For further information please refer to the basis of preparation section 1.3 below for both EEV and IFRS.

Standard Life plc 2007 Interim Results

Standard Life Group

In the first half of 2007, EEV operating profit before tax increased by 71% to £353m (2006: £206m) delivering an annualised return on embedded value of 9.1% (2006: 6.8%). IFRS underlying profit before tax decreased by 10% to £219m (2006: £243m). The prior year benefited from provision releases and profits from exceptional sales in Germany in 2004 and the first quarter of 2005. Adjusting for these items IFRS underlying profit would have increased by 11%. Worldwide insurance sales were up by 31% to £8,181m (2006: £6,235m), with a significant increase in margin from 1.4% in the full year of 2006 to 1.8% in the first half of 2007.

Embedded value increased by 5% to £5,911m (31 December 2006: £5,608m), equivalent to 271p per share on a diluted basis (31 December 2006: 258p), reflecting the EEV retained profit during the first half of 2007. EEV cash generation increased by 68% to a £207m inflow (2006: £123m inflow) due to our focus on capital efficient products.

We will pay an interim dividend of 3.8p per share on 30 November 2007, which represents growth of 5.6%. Our intention is to pay a progressive dividend taking account of the long-term earnings and cash flow potential of the Group.

UK Financial Services

In the UK, life and pensions EEV operating profit before tax increased by 70% to £252m (2006: £148m). New business contribution was up 71% to £133m (2006: £78m) due to 45% growth in sales to £6,954m (2006: £4,802m), and a further strengthening in margins to 1.9% (H1 2006: 1.8%, FY 2006: 1.5%). UK IRR increased to 15% (2006: 14%) for the full product range. The margin improvement reflects the strong growth in higher margin product lines, coupled with an improvement in underlying product margins driven by higher volume.

Net flows for life and pensions business were positive at £1.2bn in the first half of 2007. Within this total, net pensions inflows were £1.5bn compared with £1.8bn in H2 2006. Excluding institutional TIP, underlying net pensions inflows strengthened from £0.6bn in H2 2006 to £1.1bn in H1 2007. Net life outflows amounted to £0.3bn in H1 2007 compared to £0.6bn in H2 2006. The improving trend in underlying net flows has been achieved against a backdrop of claims activity across our life and pensions portfolios being above expected levels. In line with normal industry practice, we will review our lapse assumptions as part of our year end review of all operating assumptions.

We expect the UK life and pensions market to continue to experience good growth over the medium term. Over the coming months we expect to exceed market growth as we continue to enhance our SIPP proposition and to leverage it into the group pensions market. Our award-winning platform propositions, underpinned by our market-leading service and impressive track record in investment performance, mean we are well placed to capitalise on the available opportunities.

We achieved a 29% increase in gross mortgage lending to £1.6bn (2006: £1.2bn) despite a competitive banking market. Credit quality remains extremely high; the arrears rate of 0.18% at 30 June 2007 continues to be well below the industry average of 1.15%. We have cut costs while maintaining high levels of customer service. This has been offset by the impact of pressure on interest margins and the accelerated write-off of acquisition costs as we have taken a more prudent view of product duration reflecting changes in customer behaviour. The underlying profit before tax on an IFRS basis decreased by 18% to £14m (2006: £17m) while the cost income ratio improved to 65% (2006: 67%). We anticipate margin pressure will continue to impact on profitability but aim to mitigate this by continued cost reduction.

In healthcare and general insurance IFRS underlying profit before tax increased to £4m (2006: £3m). We expect to generate future growth and improved financial results through delivery of flexible customer propositions, retention of profitable existing business and use of lower cost operating platforms.

Canada

In Canada, new business contribution increased by 35% in constant currency to £14m (2006: £11m) on sales which fell by 37% in constant currency to £589m (2006: £1,025m), highlighting our focus on margin over volume. EEV operating profit before tax increased by 3% in constant currency to £75m (2006: £79m). A promising pipeline of prospects in the group savings and retirement business and our strengthened offering in the group insurance segment are expected to support improved sales performance.



STANDARD LIFE

Europe

In Europe, sales increased 54% in constant currency to £513m (2006: £340m), including 96% growth in constant currency in Ireland. New business contribution doubled to £4m (2006: £2m) while EEV operating profit before tax decreased 44% to £14m (2006: £25m) reflecting the positive experience variance in Germany in H1 2006. We intend to further develop our product range and broaden distribution and believe good growth potential exists for our markets.

Asia-Pacific

In Asia-Pacific, sales from our joint ventures in India and China and our Hong Kong operations increased by 107%[1] in constant currency. Our continued investment in the development and expansion of our operations contributed to the underlying loss before tax on an IFRS basis of £6m. We expect further strong growth driven by new product launches, wider distribution and market expansion.

We have reached agreement with Housing Development Finance Corporation Limited ("HDFC"), our joint venture partner in India, to increase our shareholding in HDFC Standard Life Insurance Company Limited, the insurance joint venture company, from approximately 18.8% to 26%, subject only to the compliance with applicable Indian regulatory requirements. The cost of acquiring the additional shares from HDFC will be satisfied in cash and, as it derives from a formula in the joint venture agreements, will vary depending on the date upon which the transaction takes place. If the transaction takes place on 1st October 2007, the cost will be approximately £22m-£23m.

Standard Life Investments

Standard Life Investments' underlying profit before tax increased by 43% to £40m on an IFRS basis (2006: £28m) with an improvement in EBIT margin to 29.3% (2006: 24.5%). Third party funds under management increased by 20% to £46.1bn over the first six months of 2007 (31 December 2006: £38.5bn), reflecting continued investment outperformance, which has driven substantial retail and institutional third party mandate wins. Worldwide investment net inflows increased 61% to £5.0bn (2006: £3.1bn). The pipeline of new business remains strong. Across the book of third party assets we have a strong track record that should serve as the foundation for maintaining the sales momentum.

Delivering continuous improvement

In March we announced our aim to reduce underlying costs by a further £100m by 2009, in addition to existing initiatives announced at the time of the IPO to reduce UK life and pensions and corporate costs by the end of 2007. We have established a UK Financial Services Division and are integrating UK life and pensions, Standard Life Bank and Standard Life Healthcare. This will drive both cost and revenue synergies and enhance our capability to deliver higher profitability. We are also taking a groupwide approach to the sourcing for key processes and to product development, including increased usage of shared services. At 30 June 2007, Group headcount was 10,472, a reduction of 269 from 31 December 2006, after creating 147 additional jobs from the investment in UK SIPP and Wrap.

Outlook

Our focus on customer service, our excellent investment performance and our innovative product range are expected to continue to drive strong sales. Our strategy of concentrating on more profitable, less capital intensive products offering attractive rates of return, along with the cost efficiency initiatives announced, will ensure that this growth is converted into improved profitability. We remain on track to meet our target for return on embedded value of 9-10% in 2007 and increasing thereafter.

For a PDF of the full Interim Results including a PDF version of this press release, please click here.

[1] The growth percentage quoted reflects the growth in sales in HDFC Standard Life Insurance Limited rather than the growth in Standard Life's share of the joint venture.



For further information please contact:

Equity investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Debt investors:

Andy Townsend	0131 245 7260

Media:

Scott White	0131 245 5422 / 0771 248 5738
Barry Cameron	0131 245 6165 / 0771 248 6463
Neil Bennett (Maitland)	0207 379 5151 / 0790 000 0777

Newswires and online publications

A conference call will take place for newswires and online publications at 8.00am. Participants should dial 020 7162 0125 and quote Standard Life Interim Results.

Investors and analysts

A presentation to investors and analysts will take place at 9.30am at UBS, Ground Floor Conference Centre, 1 Finsbury Avenue, London EC2M 2PP. A live webcast of the presentation and the presentation slides will be available on the Group's website. In addition a replay will be available on the website later today.

There will also be a live audio teleconference of the investor and analyst presentation at 9.30am. UK investors should dial 0845 245 5000, and overseas investors should dial +44 (0) 1452 562 716. Callers should quote Standard Life Interim Results. The conference ID number is 11395127. A replay facility will be available for two weeks on 0845 245 5205 for UK investors and +44 (0) 1452 55 00 00 for overseas investors. The pass code is 11395127#.


STANDARD LIFE

Standard Life plc
Interim Results 2007

The 2007 Interim Results are published on the Group's website at www.standardlife.com
The directors are responsible for the maintenance and integrity of the financial information published on the website in accordance with UK legislation governing the dissemination of financial statements. Access to the website is available outside the UK, where comparable information may be different.

Press release

STANDARD LIFE

Standard Life plc

2007 Interim Results – 4 September 2007

- **EEV operating profit up 71% to £353m (2006: £206m)**
- **New business contribution up 66% to £151m (2006: £91m)**
- **PVNBP margin up to 1.8% in first half of 2007, from 1.4% in full year 2006**
- **EEV up 5% to £5,911m (31 December 2006: £5,608m), equivalent to 271p per share**
- **EEV cash generation up 68% to £207m (2006: £123m)**
- **IFRS underlying profit 10% lower at £219m (2006: £243m), up 11% on a normalised basis**
- **Interim dividend of 3.8p, representing 5.6% growth[1]**

Commenting on the results, Group Chief Executive Sandy Crombie said:

"Our 2007 Interim Results show that Standard Life is growing strongly and profitably.

"We have made significant progress in increasing margin in our UK business over the first half of 2007, thanks to strong growth in higher margin products supported by the continued improvement in underlying efficiency. We are on track to meet our target of a 9-10% return on embedded value in 2007 and increasing thereafter.

"I am pleased to be able to announce the payment of our first interim dividend to our 1.5 million shareholders of 3.8p per share on 30 November 2007, representing a growth rate of 5.6%.

"Standard Life has enjoyed a successful first year as a listed company and I am confident we can achieve much more."

Financial highlights:

	H1 2007	H1 2006	Change
New business PVNBP	**£8,181m**	£6,235m	31%
New business APE	**£1,009m**	£795m	27%
New business contribution	**£151m**	£91m	66%
PVNBP margin	**1.8%**	1.4%[2]	+0.4% points
EEV operating profit before tax	**£353m**	£206m	71%
EEV profit before tax	**£461m**	£266m	73%
Diluted EEV operating EPS	**11.2p**	7.1p	58%
EEV	**£5,911m**	£5,608m[3]	5%
Return on embedded value	**9.1%**	6.8%	+2.3% points
IFRS underlying profit before tax	**£219m**	£243m	(10)%
IFRS profit after tax[4]	**£115m**	£82m	40%
Diluted IFRS underlying EPS	**9.7p**	9.9p	(2)%
Interim dividend per share	**3.8p**	-	-

[1] Applying our dividend policy to the dividend announced in the 2006 Preliminary Results.
[2] Full Year 2006.
[3] As at 31 December 2006.
[4] H1 2006 is shown on a mutual basis – refer to section 1.1.3.

EEV operating profit

	H1 2007 £m	Pro forma H1 2006 £m
Life and pensions by country		
UK	252	148
Canada	75	79
Europe	14	25
Other	(6)	(2)
HWPF TVOG	(2)	-
Life and pensions operating profit	333	250
Life and pensions by source		
New business contribution	151	91
In-force business		
expected return	201	189
experience variances	(15)	22
operating assumption changes	1	(38)
Development costs	(7)	(11)
Expected return on free surplus	2	(3)
Life and pensions operating profit	333	250
Investment management	26	14
Banking	14	17
Healthcare and general insurance	4	3
Group corporate centre costs	(26)	(42)
Other	2	(36)
Operating profit before tax	353	206
Tax on operating profit	(108)	(72)
Operating profit after tax	245	134

IFRS underlying profit

	H1 2007 £m	Pro forma H1 2006 £m
Life and pensions by country		
UK	91	119
Canada	64	68
Europe	19	52
Other	(6)	(2)
Life and pensions underlying profit	168	237
Investment management	40	28
Banking	14	17
Healthcare and general insurance	4	3
Group corporate centre costs	(26)	(42)
Other	19	-
Total underlying profit before tax	219	243
Tax on underlying profit	(8)	(27)
Underlying profit after tax	211	216

Basis of preparation

Unless otherwise stated, the comparative results have been calculated using assumptions to show the results which would have been attributable to shareholders had the company been owned by the shareholders under the terms of the Scheme of Demutualisation (the Scheme) throughout the period. The Scheme did not take effect until 10 July 2006. For further information please refer to the basis of preparation section 1.3 below for both EEV and IFRS.

Standard Life plc 2007 Interim Results

Standard Life Group

In the first half of 2007, EEV operating profit before tax increased by 71% to £353m (2006: £206m) delivering an annualised return on embedded value of 9.1% (2006: 6.8%). IFRS underlying profit before tax decreased by 10% to £219m (2006: £243m). The prior year benefited from provision releases and profits from exceptional sales in Germany in 2004 and the first quarter of 2005. Adjusting for these items IFRS underlying profit would have increased by 11%. Worldwide insurance sales were up by 31% to £8,181m (2006: £6,235m), with a significant increase in margin from 1.4% in the full year of 2006 to 1.8% in the first half of 2007.

Embedded value increased by 5% to £5,911m (31 December 2006: £5,608m), equivalent to 271p per share on a diluted basis (31 December 2006: 258p), reflecting the EEV retained profit during the first half of 2007. EEV cash generation increased by 68% to a £207m inflow (2006: £123m inflow) due to our focus on capital efficient products.

We will pay an interim dividend of 3.8p per share on 30 November 2007, which represents growth of 5.6%. Our intention is to pay a progressive dividend taking account of the long-term earnings and cash flow potential of the Group.

UK Financial Services

In the UK, life and pensions EEV operating profit before tax increased by 70% to £252m (2006: £148m). New business contribution was up 71% to £133m (2006: £78m) due to 45% growth in sales to £6,954m (2006: £4,802m), and a further strengthening in margins to 1.9% (H1 2006: 1.8%, FY 2006: 1.5%). UK IRR increased to 15% (2006: 14%) for the full product range. The margin improvement reflects the strong growth in higher margin product lines, coupled with an improvement in underlying product margins driven by higher volume.

Net flows for life and pensions business were positive at £1.2bn in the first half of 2007. Within this total, net pensions inflows were £1.5bn compared with £1.8bn in H2 2006. Excluding institutional TIP, underlying net pensions inflows strengthened from £0.6bn in H2 2006 to £1.1bn in H1 2007. Net life outflows amounted to £0.3bn in H1 2007 compared to £0.6bn in H2 2006. The improving trend in underlying net flows has been achieved against a backdrop of claims activity across our life and pensions portfolios being above expected levels. In line with normal industry practice, we will review our lapse assumptions as part of our year end review of all operating assumptions.

We expect the UK life and pensions market to continue to experience good growth over the medium term. Over the coming months we expect to exceed market growth as we continue to enhance our SIPP proposition and to leverage it into the group pensions market. Our award-winning platform propositions, underpinned by our market-leading service and impressive track record in investment performance, mean we are well placed to capitalise on the available opportunities.

We achieved a 29% increase in gross mortgage lending to £1.6bn (2006: £1.2bn) despite a competitive banking market. Credit quality remains extremely high; the arrears rate of 0.18% at 30 June 2007 continues to be well below the industry average of 1.15%. We have cut costs while maintaining high levels of customer service. This has been offset by the impact of pressure on interest margins and the accelerated write-off of acquisition costs as we have taken a more prudent view of product duration reflecting changes in customer behaviour. The underlying profit before tax on an IFRS basis decreased by 18% to £14m (2006: £17m) while the cost income ratio improved to 65% (2006: 67%). We anticipate margin pressure will continue to impact on profitability but aim to mitigate this by continued cost reduction.

In healthcare and general insurance IFRS underlying profit before tax increased to £4m (2006: £3m). We expect to generate future growth and improved financial results through delivery of flexible customer propositions, retention of profitable existing business and use of lower cost operating platforms.

Canada

In Canada, new business contribution increased by 35% in constant currency to £14m (2006: £11m) on sales which fell by 37% in constant currency to £589m (2006: £1,025m), highlighting our focus on margin over volume. EEV operating profit before tax increased by 3% in constant currency to £75m (2006: £79m). A promising pipeline of prospects in the group savings and retirement business and our strengthened offering in the group insurance segment are expected to support improved sales performance.

Europe

In Europe, sales increased 54% in constant currency to £513m (2006: £340m), including 96% growth in constant currency in Ireland. New business contribution doubled to £4m (2006: £2m) while EEV operating profit before tax decreased 44% to £14m (2006: £25m) reflecting the positive experience variance in Germany in H1 2006. We intend to further develop our product range and broaden distribution and believe good growth potential exists for our markets.

Asia-Pacific

In Asia-Pacific, sales from our joint ventures in India and China and our Hong Kong operations increased by 107%[1] in constant currency. Our continued investment in the development and expansion of our operations contributed to the underlying loss before tax on an IFRS basis of £6m. We expect further strong growth driven by new product launches, wider distribution and market expansion.

We have reached agreement with Housing Development Finance Corporation Limited ("HDFC"), our joint venture partner in India, to increase our shareholding in HDFC Standard Life Insurance Company Limited, the insurance joint venture company, from approximately 18.8% to 26%, subject only to the compliance with applicable Indian regulatory requirements. The cost of acquiring the additional shares from HDFC will be satisfied in cash and, as it derives from a formula in the joint venture agreements, will vary depending on the date upon which the transaction takes place. If the transaction takes place on 1 October 2007, the cost will be approximately £22m-£23m.

Standard Life Investments

Standard Life Investments' underlying profit before tax increased by 43% to £40m on an IFRS basis (2006: £28m) with an improvement in EBIT margin to 29.3% (2006: 24.5%). Third party funds under management increased by 20% to £46.1bn over the first six months of 2007 (31 December 2006: £38.5bn), reflecting continued investment outperformance, which has driven substantial retail and institutional third party mandate wins. Worldwide investment net inflows increased 61% to £5.0bn (2006: £3.1bn). The pipeline of new business remains strong. Across the book of third party assets we have a strong track record that should serve as the foundation for maintaining the sales momentum.

Delivering continuous improvement

In March we announced our aim to reduce underlying costs by a further £100m by 2009, in addition to existing initiatives announced at the time of the IPO to reduce UK life and pensions and corporate costs by the end of 2007. We have established a UK Financial Services Division and are integrating UK life and pensions, Standard Life Bank and Standard Life Healthcare. This will drive both cost and revenue synergies and enhance our capability to deliver higher profitability. We are also taking a groupwide approach to the sourcing for key processes and to product development, including increased usage of shared services. At 30 June 2007, Group headcount was 10,472, a reduction of 269 from 31 December 2006, after creating 147 additional jobs from the investment in UK SIPP and Wrap.

Outlook

Our focus on customer service, our excellent investment performance and our innovative product range are expected to continue to drive strong sales. Our strategy of concentrating on more profitable, less capital intensive products offering attractive rates of return, along with the cost efficiency initiatives announced, will ensure that this growth is converted into improved profitability. We remain on track to meet our target for return on embedded value of 9-10% in 2007 and increasing thereafter.

[1] The growth percentage quoted reflects the growth in sales in HDFC Standard Life Insurance Limited rather than the growth in Standard Life's share of the joint venture.

For further information please contact:

Equity investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Debt investors:

Andy Townsend	0131 245 7260

Media:

Scott White	0131 245 5422 / 0771 248 5738
Barry Cameron	0131 245 6165 / 0771 248 6463
Neil Bennett (Maitland)	0207 379 5151 / 0790 000 0777

Newswires and online publications

A conference call will take place for newswires and online publications at 8.00am. Participants should dial 020 7162 0125 and quote Standard Life Interim Results.

Investors and analysts

A presentation to investors and analysts will take place at 9.30am at UBS, Ground Floor Conference Centre, 1 Finsbury Avenue, London EC2M 2PP. A live webcast of the presentation and the presentation slides will be available on the Group's website. In addition a replay will be available on the website later today.

There will also be a live audio teleconference of the investor and analyst presentation at 9.30am. UK investors should dial 0845 245 5000, and overseas investors should dial +44 (0) 1452 562 716. Callers should quote Standard Life Interim Results. The conference ID number is 11395127. A replay facility will be available for two weeks on 0845 245 5205 for UK investors and +44 (0) 1452 55 00 00 for overseas investors. The pass code is 11395127#.

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Section	Contents	Page

Some financial terms

APE Annual premium equivalent
EBIT Earnings before interest and tax
EEV European Embedded Value
GAAP Generally accepted accounting principles
IFRS International Financial Reporting Standards
NBC New business contribution
PVNBP Present value of new business premiums
ROEV Return on embedded value
TVOG Time value of options and guarantees

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1 Business Review

Summary Basis of Preparation

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). However, the Board believes that non-GAAP measures, which have been used in the business review, in conjunction with other measures that are computed in accordance with IFRS, provide useful information to both management and investors and enhance understanding of the Group's performance.

The most significant non-GAAP measures in the business review include European Embedded Value (EEV) information and IFRS underlying profit.

All non-GAAP measures should be read in conjunction with the Group's IFRS statutory income statement, balance sheet and cash flow statement that are presented in the Group's IFRS financial information in section 3.

Where figures are described as pro forma, this means that they have been prepared for periods before demutualisation occurred, indicating the profits that would have occurred if the post demutualisation structure had applied.

Further details on the basis of preparation can be found in section 1.3.

Forward-looking statements

This report may contain 'forward-looking statements' about certain of the Group's current plans, goals and expectations relating to future financial conditions, performance, results, strategy and objectives. Statements containing the words: 'believes', 'intends', 'expects', 'plans', 'seeks' and anticipates and any other words of similar meaning are forward-looking. All forward-looking statements involve risk and uncertainty because they relate to future events and circumstances beyond the Group's control. As a result, the Group's actual financial condition, performance and results may differ materially from the plans, goals and expectations set out in the forward-looking statements. Standard Life will not undertake any obligation to update any of the forward-looking statements in this report or any other forward-looking statements that it may make.

1.1 Group performance

Overview

In the first half of 2007, EEV operating profit before tax increased by 71% to £353m (2006: £206m) delivering an annualised return on embedded value of 9.1% (2006: 6.8%). IFRS underlying profit before tax decreased by 10% to £219m (2006: £243m). The prior year benefited from provision releases and profits from exceptional sales in Germany in 2004 and the first quarter of 2005. Adjusting for these items IFRS underlying profit would have increased by 11%. Worldwide insurance sales were up by 31% to £8,181m (2006: £6,235m), with a significant increase in margin from 1.4% in the full year of 2006 to 1.8% in the first half of 2007.

Embedded value increased by 5% to £5,911m (31 December 2006: £5,608m), equivalent to 271p per share on a diluted basis (31 December 2006: 258p), reflecting the EEV retained profit during the first half of 2007. EEV cash generation increased by 68% to a £207m inflow (2006: £123m inflow) due to our focus on capital efficient products.

We will pay an interim dividend of 3.8p per share on 30 November 2007, which represents growth of 5.6%. Our intention is to pay a progressive dividend taking account of the long-term earnings and cash flow potential of the Group.

1.1.1 Worldwide sales and new business contribution

Our strategy of focusing on product innovation and profitability has driven 2007 new business sales performance and margin improvement, with worldwide PVNBP up 31% (APE up 27%), NBC up 66% and PVNBP margin increasing to 1.8%.

	PVNBP[1]			APE[1]			NBC[2]			PVNBP margin[2,3]		
	H1 2007	H1 2006	FY 2006	H1 2007	H1 2006	FY 2006	H1 2007	Pro forma H1 2006	Pro forma FY 2006	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%
UK	**6,954**	4,802	11,400	**877**	644	1,442	**133**	78	167	**1.9**	1.8	1.5
Canada	**589**	1,025	1,791	**56**	99	166	**14**	11	28	**2.3**	1.1	1.6
Europe	**513**	340	866	**56**	39	97	**4**	2	10	**0.8**	0.6	1.2
Asia-Pacific	**125**	68	206	**20**	13	29	**-**	-	-	**-**	-	-
Total worldwide life and pensions	**8,181**	6,235	14,263	**1,009**	795	1,734	**151**	91	205	**1.8**	1.6	1.4

[1] UK PVNBP and APE include non-insured SIPP sales in all periods (H1 2006 non-insured SIPP PVNBP – £472m, APE – £50m).

[2] H1 2006 NBC and PVNBP margins have not been restated to include non-insured SIPP.

[3] PVNBP margins are expressed as a percentage of NBC divided by PVNBP on the underlying unrounded numbers.

New business sales

Our UK Financial Services Division has had a particularly strong start to the year, driven by UK life and pensions continued success in Self Invested Personal Pension (SIPP) and other pension products, and also our strength in service and product functionality. UK life and pensions PVNBP sales increased by 45% to £6,954m. In a competitive market gross lending at Standard Life Bank (SLB) was £1.6bn (H1 2006: £1.2bn) with the continued successful targeting of core affluent customers. Standard Life Healthcare's (SLH) sales increased by 10% to £11m (H1 2006: £10m) whilst maintaining the strategy of writing profitable business in a competitive market.

Canadian PVNBP sales were down 37% (constant currency) compared to H1 2006, due to a number of large transactions which boosted sales volumes in the comparative period, the continued focus on margin rather than volume as well as realignment of the distribution capability.

Europe experienced a 54% (constant currency) increase in PVNBP sales compared to H1 2006 as new products continue to become more established.

Our Asian operations continued to experience strong growth with PVNBP increasing by 107%[4] (constant currency) based on the ongoing branch expansion and agency recruitment.

Continued investment out-performance drove further mandate wins at Standard Life Investments (SLI) with worldwide third party net investment sales of £5.0bn (H1 2006: £3.1bn). Together with improving equity markets, this saw SLI's third party funds under management increasing to £46.1bn (FY 2006: £38.5bn) and total funds under management increase to £140.6bn (FY 2006: £132.1bn).

[4] This percentage change includes India where the percentage change is based on the new business of the underlying joint venture to avoid distortion due to changes in the Group shareholding.

New business contribution and margin
There was a strong improvement in the Group's new business margin which increased from the pro forma FY 2006 margin of 1.4% to 1.8% (H1 2006: 1.6%). New business contribution was £151m, £60m higher than H1 2006. This increase is the result of significantly higher sales volumes in the UK and Europe and improvements in margins and product mix in all territories.

New business results are covered in more detail in section 1.2 – Business segment performance.

Group new business contribution


£151m
£114m
£91m
H1 2006
H2 2006
H1 2007

1.1.2 European Embedded Value (EEV) – Group

The H1 2007 results represent equity holder transactions from 1 January 2007 to 30 June 2007 and have been prepared in accordance with the basis of preparation information in section 1.3. These figures are presented in more detail in the EEV Financial Information in Section 2.

The pro forma H1 2006 results were published in the Half Year Report 2006 and the pro forma FY 2006 results were published by the Group in the 2006 Annual Report and Accounts.

1.1.2.1 EEV income statement

	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m
Contribution from new business	151	91	205
Contribution from in-force business:			
Expected return on existing business	201	189	392
Experience variances	(15)	22	122
Operating assumption changes	1	(38)	(58)
Development costs	(7)	(11)	(25)
Expected return on free surplus	2	(3)	(20)
Life and pensions operating profit	333	250	616
Non-life and pensions operating profits / (losses)	20	(44)	(2)
Operating profit before tax[1]	353	206	614
Other non-operating items			
Investment return and tax variances[2]	31	64	252
Effect of economic assumption changes	52	(111)	31
Mark to market of subordinated debt	-	110	107
Movement in pension scheme deficit	-	(8)	-
Impairment of intangibles	-	(9)	(13)
Restructuring expenses	(3)	(5)	(17)
Volatility arising on different asset and liability valuation bases	28	19	48
Profit before tax	461	266	1,022
Attributed tax	(140)	(58)	(274)
Profit after tax	321	208	748
Basic operating earnings per share (EPS)	11.6p	7.4p	21.4
Diluted operating EPS	11.2p	7.1p	20.7
Return on embedded value (ROEV)	9.1%	6.8%	8.9%

[1] A segmental analysis of operating profit before tax is given in section 1.1.2.7.

[2] Includes movements in time value of options and guarantees (TVOG).

1.1.2.2 Total EEV profit

Total profit before tax increased by £195m to £461m (H1 2006: £266m). The main contributor to this increase was operating profit before tax, which increased by £147m (71%) to £353m largely due to significant increases in non-life and pensions operating profit and life and pensions new business contribution.

The attributed tax rate in H1 2007 was 30% compared to 22% in H1 2006. This reflects the different mix in profits arising from different territories and businesses with different tax rates, as well as the change in the tax treatment of the market value adjustment for the subordinated debt.

Profit after tax increased by 54% to £321m (H1 2006: £208m) despite the increase in the attributed tax rate, largely driven by the rise in operating profit before tax.

1.1.2.3 EEV operating profit

Operating profit before tax increased by £147m to £353m (H1 2006: £206m).

Life and pensions operations contributed £83m of the increase, the main driver being the rise in new business contribution of £60m to £151m which is described in more detail in section 1.1.1 and in the UK, Canada and Europe business segment performance sections (1.2.1.1, 1.2.2 and 1.2.3). The non-life businesses produced an increase in operating profits of £64m.

When comparing the H1 2006 and the H1 2007 operating profits, the change in approach regarding assumption changes needs to be allowed for. The H1 2006 results were pro forma and contained a number of assumption changes totalling negative £38m. Our approach for interim reporting is to defer assumption changes on all major product classes to the year end. H1 2007 includes assumption changes in relation to minor product classes of positive £1m.

This change in approach has produced £39m of the overall increase of £147m. The remaining £108m increase arises from the following sources:

- £36m of profit earned in H1 2007 arising from income earned on capital raised at the date of demutualisation (IPO proceeds). This is split £17m within UK life and pensions and £19m within the Group corporate centre. This was not reflected in the H1 2006 results, which were based on the position before the date of demutualisation.
- £72m of other profit increases.

In order to consider the split of the other profit increases of £72m on a consistent basis between life and pensions business and non-life business the reclassification of the cost of carry of the UK subordinated debt which was included within non-covered business in H1 2006 (negative £12m) and in UK life and pensions in H1 2007 needs to be taken into account. Adjusting for this, £39m of other profit increases arise within life and pensions businesses and £33m arise within non-life operations.

A segmental analysis of EEV operating profit is provided in section 1.1.2.7.

Expected return on existing business
Expected return rose £12m to £201m reflecting the increase in the opening value of the in-force business.

Experience variances
Experience variances fell £37m, from positive £22m in H1 2006 to negative £15m in H1 2007.

In H1 2007, lapses and paid up variances were £28m adverse (H1 2006: positive £4m), arising within the UK and Ireland, including £14m adverse from higher than expected lapses within the UK life business. Lapses incurred on UK pension contracts have reduced the short-term lapse provision from £60m to £25m. In addition, variances categorised as other fell from positive £18m in H1 2006 to positive £2m in H1 2007. Offsetting these adverse movements were positive tax variances of £13m (H1 2006: £nil) which mainly arose in Canada.

Operating assumption changes
Operating assumption changes in H1 2007 totalled £1m reflecting the policy adopted for the 2007 interim results where no assumption changes are being made in respect of our main classes of business. These assumptions will be reviewed at the year

end. In H1 2006 operating assumption changes were negative £38m. This largely comprised UK negative lapse assumption changes of £100m, offset by positive £27m of other UK assumption changes, and £28m of expense gains in Canada.

Development costs
Development costs within covered business fell from £11m in H1 2006 to £7m in H1 2007. Wrap and mutual fund development costs are included within non-covered business.

Expected return on free surplus
Expected return on free surplus has increased from negative £3m in H1 2006 to positive £2m in H1 2007. The H1 2007 figure includes an £8m charge for the cost of carry of subordinated debt in the UK. The expected return on free surplus of negative £3m in H1 2006 did not include this cost of carry which was included in non-covered business (H1 2006: negative £12m). Adjusting H1 2007 to remove the cost of carry, the underlying growth in the expected return on free surplus is £13m, which includes a positive £17m movement in UK mainly relating to income earned on capital held in the business offset by a £4m increase in IFRS losses within Other (Asia Pacific) reflecting the costs of development and expansion of our businesses in that region.

Non-life and pensions operating profits
Non-life and pensions operating profits have increased by £64m from a loss of £44m in H1 2006 to a profit of £20m in H1 2007. Of this increase, £31m arises from movements that are not comparable between H1 2006 and H1 2007 due to the impact of demutualisation, being £19m (H1 2006: £nil) of income on capital and other Group resources held by the Group corporate centre and a negative £12m in H1 2006 arising from the cost of carry of UK subordinated debt which is included within covered business in H1 2007. The remaining increase in profit of £33m illustrates the strong improvement in the non-life business, which mainly arises from a £12m increase in IFRS underlying profits of Standard Life Investments and a £16m reduction in Group corporate centre costs.

Operating profit after tax
Operating profit after tax increased by 83% to £245m (H1 2006: £134m). This increase includes a change in the attributable tax rate to 31% (H1 2006: 35%) which includes the impact of the reduction in corporation tax rates in UK and Germany.

1.1.2.4 EEV non-operating profit

Non-operating items contributed £108m before tax in H1 2007 (H1 2006: £60m), an increase of 80%.

The life and pensions businesses produced a non-operating profit in H1 2007 of £83m (H1 2006: loss £47m), consisting of long-term investment variances of positive £31m (H1 2006: positive £64m) and changes made to economic assumptions to reflect current market conditions of positive £52m (H1 2006: negative £111m). In H1 2007 economic assumption changes include a contribution of £64m arising from the impact of changes in corporation tax rates in the UK and Germany, plus £25m from the impact of new accounting guidelines in Canada. Further information on both these changes is provided in note 2.2(a) of the EEV Financial Information. In addition, increases in risk free rates led to £275m of positive assumption changes for future investment returns offset by adverse assumption changes of £283m arising from increased risk discount rates.

Outside life and pensions, non-operating profit fell from £107m in H1 2006 to £25m. The main component of the H1 2006 result was a gain of £110m arising from the mark to market adjustment of the UK subordinated debt. This was a result of higher bond yields narrowing the gap between the market value of the debt and its IFRS value. Following demutualisation the market value movement on these liabilities is included within the UK life and pensions results in line with the treatment of the assets, and flows through investment return variances.

The remaining items relate to positive economic hedge gains in SLB of £28m (H1 2006: £19m), partially offset by restructuring expenses of £3m (H1 2006: £5m) mainly in relation to SLH. The H1 2006 results also included two further charges in relation to amortisation of intangibles of £9m, relating to the write down of SLH's investment in FirstAssist, and a pension scheme charge of £8m. The pension movement is now captured in operating profit except for actuarial gains and losses which are disclosed in the statement of recognised income and expense.

Non-operating profit after tax for 2007 increased by 3% to £76m (H1 2006: £74m). The increase includes a £46m increase in the attributable tax, mainly arising from the change in the tax treatment of the market value adjustment for the subordinated debt.

1.1.2.5 Operating earnings per share

Basic operating earnings per share has risen from 7.4p in H1 2006 to 11.6p in H1 2007. This increase is due to the growth in operating profit after tax which after adjusting for interest income on IPO proceeds in H1 2006 has risen 58%. Diluted operating earnings per share has also increased due to the growth in operating profit after tax, from 7.1p in H1 2006 to 11.2p in H1 2007.

EPS is based on operating profit after tax including notional interest on IPO proceeds where appropriate (H1 2006 and FY 2006: £21m) and on 2,106m shares for basic EPS (H1 2006 and FY 2006: 2,102m) and 2,179m shares for diluted EPS (H1 2006 and FY 2006: 2,173m).

1.1.2.6 Return on embedded value

The improvement in underlying business profitability is illustrated by the increase in the return on embedded value from 6.8% in H1 2006 to 9.1% in H1 2007. The 2.3% increase includes 1.5% from the growth in new business contribution whilst the reduction in Group corporate centre costs has generated a further 0.5% of the increase.

Return on embedded value is defined as operating profit after tax, annualised where appropriate, as a percentage of opening embedded value, adjusted for dividends paid to equity holders. Where the reporting period includes a period prior to 10 July 2006 an adjustment has been made to reflect IPO proceeds in the opening embedded value and notional interest on the IPO proceeds within the post tax operating profit (H1 2006 and FY 2006: £21m).

1.1.2.7 Segmental analysis of EEV operating profit

The following provides an analysis of the EEV operating profit attributable to equity holders for the period 1 January 2007 to 30 June 2007 and also pro forma comparative results for H1 2006 and FY 2006.

	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m
Life and pensions			
UK	252	148	372
Canada	75	79	163
Europe	14	25	45
Other	(6)	(2)	(8)
HWPF TVOG[1]	(2)	-	44
Life and pensions operating profit	333	250	616
Investment management[2]	26	14	38
Banking	14	17	38
Healthcare and general insurance	4	3	16
Group corporate centre costs	(26)	(42)	(89)
Other	2	(36)	(5)
Operating profit before tax	353	206	614

[1] Heritage With Profits Fund TVOG.

[2] Excluding the profits made on life and pensions business.

In H1 2007 pre-tax operating profit increased by 71% to £353m (H1 2006: £206m).

The life and pensions businesses account for £83m of the increase in operating profit before tax.

UK operating profit of £252m, is £104m higher than H1 2006. This is mainly due to a £55m increase in new business contribution and a £70m reduction in negative operating assumption changes partially offset by a decrease of £53m arising from experience variances, which includes negative £25m lapse variance (H1 2006: positive £3m). The assumption change movement has arisen from the absence in H1 2007 of large assumption changes. These were negative £3m in H1 2007 compared to negative £73m in H1 2006, mainly arising from changes in lapse assumptions. For the H1 2007 results, operating assumptions in respect of the main classes of business have not been changed in line with the Group's policy for interim reporting. Further comments on the UK operating profit, including the current trends in lapses, is provided in section 1.2.1.1.

Operating profit for Canada is £75m which is £4m below H1 2006. The decrease largely consists of the reduction in operating assumption changes from positive £34m in H1 2006 to £nil in H1 2007, partially offset by the increase of £30m in experience variances from negative £11m in H1 2006 to positive £19m in H1 2007. The fall in the operating assumption changes is the result of our approach to interim reporting which defers the review of the operating assumptions for the main product classes to the year end. The increase in experience variances is largely due to favourable tax variances. Further commentary in relation to Canada's operating profit is given in section 1.2.2.

Results for Europe are down £11m compared to H1 2006 mainly due to changes in experience variances to negative £4m in H1 2007 from positive £8m in H1 2006. Section 1.2.3 provides additional commentary on Europe's operating profit.

H1 2007 IFRS losses in Other (Asia Pacific) were £6m compared to £2m in H1 2006. This is a result of the continuing expansion of our operations in this region. HWPF TVOG losses in H1 2007 reflect the adverse impact of increasing equity backing ratios on some with profits policies, partly offset by benefits from improved modelling of management actions. The £44m arising in FY 2006 from the HWPF TVOG all arose in the second half of 2006 and mainly related to the net impact of management actions taken to hedge guarantees, offset by increases in the equity backing ratios for with profits business in the HWPF, and modelling improvements following finalisation of the Scheme.

The non-life entities showed an increase of £64m. Further comment on the main non-life and pensions operations is provided in section 1.2.5 – Investment management, section 1.2.1.2 – Banking and section 1.2.1.3 – Healthcare and general insurance. The reduction in Group corporate centre costs to £26m (H1 2006: £42m) is consistent with the target of maintaining 2007 costs at their 2005 level of £58m. Other contains £19m of income on capital and other Group resources (H1 2006: £nil), £nil relating to the cost of carry on UK subordinated debt (H1 2006: negative £12m) and other IFRS losses of £17m, mainly arising from non-covered mutual fund businesses (H1 2006: losses £24m).

1.1.2.8 EEV balance sheet

The H1 2007 balance sheet represents the Group embedded value at 30 June 2007 and has been prepared in accordance with the basis of preparation in section 1.3. The audited FY 2006 balance sheet was published by the Group in the 2006 Annual Report and Accounts.

	30 June 2007 £m	Audited 31 December 2006 £m
Covered business		
Free surplus	843	720
Required capital	589	562
Net worth	1,432	1,282
Present value of in-force	3,657	3,480
Cost of required capital	(304)	(263)
Total embedded value of covered business	4,785	4,499
Non-covered business		
Investment management	126	149
Banking	362	355
Healthcare and general insurance	120	119
Group corporate centre	586	553
Other non-covered business	50	73
UK pension scheme deficit	(118)	(140)
Total net assets of non-covered business	1,126	1,109
Total Group embedded value	5,911	5,608

Group embedded value

Group embedded value increased by £303m, from £5,608m at 31 December 2006 to £5,911m at 30 June 2007. The following table provides an analysis of the sources of this increase.

6 months to 30 June 2007

	Covered business			Non-covered business	Total
	Net worth	PVIF	Total	Net worth	
	£m	£m	£m	£m	£m
Opening EEV	1,282	3,217	4,499	1,109	5,608
Cash generation	181	-	181	26	207
PVIF income statement movement	-	114	114	-	114
Net income recognised directly in consolidated balance sheet	48	22	70	28	98
Distributions to equity holders	-	-	-	(114)	(114)
SLI lookthrough	(11)	-	(11)	11	-
Other capital movements	(68)	-	(68)	66	(2)
Closing EEV	1,432	3,353	4,785	1,126	5,911

Covered business embedded value

Covered business embedded value increased by £286m to £4,785m. This increase includes £150m of movements in net worth and £136m of movements in PVIF (including cost of capital). The net worth movement is largely driven by cash generation of £181m and £48m of foreign exchange movements and actuarial gains and losses, partially offset by £11m in relation to the SLI lookthrough and £68m of capital transfers to non-covered business. The cash generation of £181m is analysed in more detail in section 1.1.2.9 EEV cash generation. The £136m of PVIF movements relate to income statement movements of £114m and £22m relating to foreign exchange movements.

Non-covered business

Non-covered business net assets increased by £17m to £1,126m. The increase is largely attributed to cash generation of £26m, mainly in respect of SLI and SLB, £28m for items taken directly to equity (largely attributable to the fair value gain on cash flow hedges of £21m in SLB), £11m from the lookthrough adjustment and £68m of capital injections from covered business. These positive cash flows were partially offset by a £114m dividend paid to equity holders and the net negative impact of £2m in relation to movements in employee share-based payment schemes.

1.1.2.9 EEV cash generation

The Group's IFRS cash flow statement, included in the Group's IFRS financial information on page 62, combines cash flows relating to both policyholders and equity holders. The analysis of the movement in EEV net worth is the preferred method used by the Group to monitor the equity holder cash generation of the life and pensions business. The Group believes that this analysis reflects real flows within the business as it excludes the recognition of future costs / income which are generally captured within the present value of in-force business (PVIF).

The ability of the life and pensions operations to finance the writing of new business out of cash flows from existing business is a key consideration in capital management. Any new business strain that cannot be funded by net cash received from in-force business would have to be met from existing excess working capital in the business or from additional capital sources. This is monitored with reference to the free surplus movement as this represents the total impact on the cash flow of the Group including the (set up) / release of required capital. The required capital (set up) / released is not an external cash flow for the Group as the funds remain part of the net worth but as these funds are encumbered they must be considered in the appraisal of operating cash flows for financing new business.

	H1 2007			Pro forma H1 2006		
	Free surplus movement	**Required capital movement**	**Net worth movement**	Free surplus movement	Required capital movement	Net worth movement
	£m	**£m**	**£m**	£m	£m	£m
New business strain	(174)	21	(153)	(136)	9	(127)
Expected cash flows from existing business	270	(5)	265	208	(7)	201
Operating cash flows from new business and expected return	96	16	112	72	2	74
Cash flows from variances, development costs and assumption changes	92	(23)	69	73	9	82
Total covered business cash movements*	188	(7)	181	145	11	156
Total non-covered business cash movements			26			(33)
Covered and non-covered cash movements			207			123

* Cash movements are shown net of tax for covered business including the current profits and losses of SLI on its management of funds relating to the life and pensions business. Net (expenses) / income directly recognised in the EEV balance sheet, including exchange differences and capital movements are not included as these are not trading related cash flows. Separate cash flows are shown for free surplus (which shows the free cash flow after setting up required capital) and net worth (where required capital and free surplus are combined).

Life and pensions cash flows generated from new business and expected return from existing business were £112m in H1 2007. Of this, £16m was used to fund increases in required capital with the balance of £96m contributing to increases in free surplus.

The £112m positive cash flow in H1 2007 represents a £38m increase over the £74m earned in H1 2006. This increase is due to the improvement in cash flows from the in-force exceeding the growth in new business strain. This growth in new business strain of 20% is significantly lower than the 31% increase in new business volumes on a PVNBP basis.

In addition, covered business generated a positive impact on net worth of £69m from the net impact of positive assumptions changes being partially offset by negative variances. In H1 2007 the cash movements in the non-covered business and other categories are generally represented by their IFRS profit after tax and generated £26m of the Group's equity holder cash flows. The total cash flows for covered and non-covered business contribute to the overall increase in the net worth, as described in section 1.1.2.8.

The graph opposite shows the EEV net worth movements in H1 2007, H2 2006 and H1 2006. The trends in the total net worth movement since the start of 2006 show an increasing cash flow position as the contribution from the in-force business continues to grow in excess of the rise in new business strain.

Net worth movement


£207m
£139m
£123m
H1 2006
*H2 2006
H1 2007

* H2 2006 is derived as pro forma FY 2006 less pro forma H1 2006.

1.1.3 International Financial Reporting Standards (IFRS) – Group

As a result of the differing operating model of the Group pre and post demutualisation, comparisons of the performance of the business over the periods shown in the IFRS condensed consolidated income statement below (section 1.1.3.1) cannot be derived from the profit figures. IFRS pro forma underlying profit before tax (non-GAAP measure) figures have been provided in section 1.1.3.2 and, read in conjunction with the IFRS statutory income statement, may provide a more meaningful analysis of our results.

1.1.3.1 IFRS condensed consolidated income statement

	H1 2007	H1 2006	FY 2006
	£m	£m	£m
Revenue			
Net earned premium	1,848	1,779	3,963
Net investment return	3,338	2,332	10,779
Fee and commission income	296	241	521
Other income	25	22	86
Total net revenue	5,507	4,374	15,349
Expenses			
Net insurance benefits and claims	3,984	2,136	6,597
Net change in policyholder liabilities	439	797	5,638
Administrative expenses	972	1,237	2,191
Change in liability for third party interest in consolidated funds	34	3	116
Finance costs	59	57	114
Total expenses	5,488	4,230	14,656
Share of profits from associates and joint ventures	59	63	117
Profit before tax	78	207	810
Total tax (credit) / expense	(37)	125	415
Profit for the period	115	82	395
Attributable to:			
Equity holders of Standard Life plc	57		283
Minority interest	58	82	112

The shaded area above indicates that the parent company of the Group did not issue shares or have equity holders prior to demutualisation of The Standard Life Assurance Company and therefore there are no amounts attributable to equity holders for H1 2006.

Profit before tax

As explained above in 1.1.3, due to differing accounting requirements for the Group pre and post demutualisation, profits are not directly comparable between the periods presented. Profit before tax in H1 2007 of £78m includes a number of adverse volatility items, primarily due to the impact of new accounting guidelines in Canada which have reduced profit by £139m, and other volatility arising from different IFRS measurement bases for assets and liabilities which reduced profit by £72m. Further details explaining the changes to Canadian accounting guidelines and their impact on IFRS profit are disclosed in note 3.7 of the IFRS Financial Information. While the IFRS results of the Canadian business have been impacted negatively by this change, the impact on the entity's local financial statements on a Canadian GAAP basis, which determine distributable profits, has been neutral. The above results do not include any adjustment in respect of PS06/14 'Prudential changes for insurers'. This will be adopted in the second half of 2007 and is expected to have a positive impact on IFRS profit.

IFRS underlying profit is discussed in section 1.1.3.2 below, which management believes presents a more meaningful measure of the Group performance.

Total net revenue

Total net revenue increased by 26% to £5,507m (H1 2006: £4,374m), primarily due to strong growth in the business and investment returns.

Net earned premiums increased by 4% to £1,848m (H1 2006: £1,779m) largely due to increased sales of annuity business. The majority of the Group's new business is classified as non-participating investment contracts and under IFRS accounting rules the premiums on these contracts are excluded from the income statement.

Fee and commission income increased by 23% to £296m (H1 2006: £241m) as fees from investment contracts reflected the continued growth in new business sales of investment products and the continued rise in third party funds under management.

Total expenses

Total expenses rose by 30% to £5,488m (H1 2006: £4,230m) primarily due to the impact of higher premium income and strong investment returns resulting in a corresponding increase in policyholder liabilities.

Compared with H1 2006 there has been a significant increase in net insurance benefits and claims. These movements are offset by corresponding reductions in policyholder liabilities within total expenses. H1 2007 has been impacted by the higher level of lapses post A-Day and demutualisation, although these are lower in H1 2007 than in H2 2006. Lower levels of claims in H1 2006 reflected policyholders delaying the surrender of policies until after demutualisation.

Administration expenses reduced by 21% to £972m (H1 2006: £1,237m). This was primarily due to £140m of costs associated with the demutualisation incurred in H1 2006, and also the increased deferral of costs on new policies sold after demutualisation. Lower administration expenses were also a result of greater efficiencies and cost control measures that have been put in place.

1.1.3.2 Segmental analysis of IFRS underlying profit

The following provides analysis of the IFRS underlying profit attributable to equity holders for the period 1 January 2007 to 30 June 2007 and also pro forma comparative results for H1 2006 and FY 2006. Underlying profit is a profit measure that the Group uses to provide a more meaningful analysis of the underlying business performance. Underlying profit is calculated by adjusting profit for the period for items such as volatility arising from different IFRS measurement bases for assets and liabilities, impairment of intangibles and certain restructuring expenses.

The table below should be read in conjunction with the Group IFRS Financial Information in section 3 and the basis of preparation information in section 1.3.

	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m
Underlying profit before tax attributable to equity holders of Standard Life plc			
Life and pensions:			
UK*	91	119	230
Canada	64	68	168
Europe	19	52	108
Other	(6)	(2)	(9)
Total life and pensions	168	237	497
Investment management	40	28	66
Banking	14	17	38
Healthcare and general insurance	4	3	16
Group corporate centre costs	(26)	(42)	(89)
Other	19	-	12
Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items	219	243	540
Profit attributable to minority interest	58	82	112
Underlying profit before tax attributable to equity holders and adjusted items	277	325	652
Adjustments for the following items:			
Volatility arising on different asset and liability valuation bases	(211)	(43)	25
Impairment of intangibles	-	(9)	(14)
Restructuring expenses	(3)	(5)	(17)
Profit before tax attributable to equity holders	63	268	646
Tax (credit)/expense attributable to:			
Underlying profit	8	27	66
Adjusted items	(60)	(18)	1
Total tax (credit)/expense	(52)	9	67
Profit for the period	115	259	579
Basic earnings per share (EPS)	10.0p	10.3p	22.5p
Diluted EPS	9.7p	9.9p	21.8p

* The figures which were reported in the Half Year Report 2006 have been adjusted to reclassify items which were previously classed as non-covered in 'other' to UK life and pensions.

Underlying profit before tax decreased by 10% from £243m at H1 2006 on a pro forma basis, to £219m in H1 2007. Total life and pensions underlying profit before tax reduced by £69m, offset by an increase in profits generated by the key non-life operating businesses of £10m, a reduction in Group corporate centre costs of £16m and £19m of other income primarily relating to the plc holding company.

Total life and pensions
UK life and pensions pro forma underlying profit in H1 2006 of £119m benefited from a non-recurring release of SIPP sterling reserves of £30m. The H1 2007 result of £91m reflects the increased new business strain that has occurred due to the growth in new business in the period. Europe underlying profit has reduced to £19m in H1 2007 (H1 2006: £52m) primarily due to the decreasing recharge of profit to the Shareholder fund from the HWPF. The amount of profit transferred between the HWPF and Germany is determined by the Scheme and was expected to reduce in the short term following the run-off of income earned on the exceptional level of sales in Germany in 2004 and early 2005 following changes in German tax legislation.

Canada life and pensions underlying profit of £64m (H1 2006: £68m) excludes the impact of volatility which has arisen as a result of new accounting guidelines in Canada as disclosed in note 3.7 of the IFRS Financial Information.

Non-life business
Profits generated by non-life businesses have increased from £48m to £58m, driven primarily by results in Standard Life Investments which reflect strong inflows into third party funds and continued strong investment performance, together with favourable market conditions.

Group corporate centre costs and other
Group corporate centre (GCC) costs reduced by 38% to £26m (H1 2006: £42m). Although H1 2006 included costs incurred in relation to the transition to a public listed company, the level of reduction in the current period reflects operational efficiencies that have been achieved. One of the key targets of the Group is to maintain GCC costs at 2005 levels (FY 2005: £58m) despite the additional costs of operating in a plc environment.

'Other' of £19m in H1 2007 (H1 2006: £nil) primarily relates to income from assets held by the Group's holding company, Standard Life plc.

A further breakdown and discussion of underlying profit by business unit is provided in section 1.2 Business segment performance.

1.1.3.3 Balance sheet
IFRS equity shareholders' funds increased by 1% to £2,913m (FY 2006: £2,878m) with the profit attributable to equity holders of £57m and other recognised income and expenses of £94m being offset by the dividend paid to shareholders of £114m.

1.1.4 Group capital position

Effective capital management is an integral part of the Group's operations. It focuses on managing the financial strength of the organisation, as well as establishing the best way to allocate capital resources to drive profitability.

Embedded value
The primary objective of the Group's capital management programme is to help the Group drive profit and use capital effectively to create shareholder value. The key measure of shareholder value creation used by the Group is embedded value which measures the net assets of the business together with the present value of future profits arising from in-force business. The Group's regulatory position reflects the net assets of the business after deduction of restricted assets held in UK long term business funds.

Regulatory capital environment
The Group is regarded by the Financial Services Authority (FSA) as a financial conglomerate, as the Group undertakes a number of regulated activities, including insurance, investment management and banking operations. Therefore the Group reports its consolidated position in compliance with the Financial Groups Directive (FGD). On a regulatory basis, the Group and each of its individual regulated subsidiaries are required to maintain capital resources in excess of their capital resources requirement.

Capital resources include the amount of assets in excess of liabilities, valued on a regulatory basis, together with certain other components of capital. Certain items that are classified as liabilities under IFRS are treated as capital under the regulatory basis. For the Group this applies to its subordinated guaranteed bonds, subordinated notes and mutual assurance capital securities. The Group capital resources requirement represents the total of the individual capital requirements of each regulated company within the Group.

Regulatory capital position

	H1 2007 £bn	FY 2006 £bn
Group capital resources	**7.8**	7.9
Group capital resources requirement	**4.5**	4.5
Surplus	**3.3**	3.4

At 30 June 2007, based on draft regulatory information the estimated surplus of group capital resources was £3.3bn (31 December 2006: £3.4bn) giving cover of approximately 173% (31 December 2006: 176%). The surplus has remained broadly unchanged compared to the position at 31 December 2006 reflecting investment surplus earned in the period, together with surplus arising from in-force business and profits generated by the non-life subsidiaries, offset by the strain of writing new business and the payment of dividends to equity holders.

The largest regulated entity within the Group is Standard Life Assurance Limited (SLAL), which undertakes life assurance and pension business in the UK, Ireland and Germany. The requirements of the FGD limit the amount of capital that can be recognised in Group capital resources where that capital is held by a UK long-term business fund. The restriction applied limits the capital resources that can be included in the Group capital resources calculation to the value of the capital resources requirement of that fund. Accordingly, at 30 June 2007 approximately £2.2bn (31 December 2006: £2.3bn) of capital held within SLAL's long-term business funds is treated as a restricted asset for these purposes. Part of this £2.2bn 'restriction' is in respect of the residual estate of £1.3bn. Although the residual estate within the HWPF is not available to equity holders, this capital is available to absorb risk and loss arising from that fund.

Residual estate

The primary role of the residual estate, as set out in paragraph 4.1 of schedule 1 of the Scheme of Demutualisation, is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the SLAL Board is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable a manner as is practicable as an enhancement to final bonuses payable on the remaining HWPF with profits policies. The residual estate has remained broadly unchanged since 31 December 2006 at approximately £1.3bn. As announced on 31 July 2007, we have started to distribute the residual estate by enhancing pay outs on eligible HWPF policies.

Credit ratings

External credit ratings agencies perform independent assessments of the financial strength of companies. The current insurer financial strength ratings for SLAL are A1/Stable and A/Stable from Moody's and Standard and Poor's respectively. These ratings are unchanged from the position at 31 December 2006.

1.2 Business segment performance

1.2.1 UK Financial Services Division

In 2007 the Group announced the creation of the UK Financial Services Division which consists of UK life and pensions, Standard Life Bank and Standard Life Healthcare. This strategy enables us to provide compelling customer propositions and unlock value from wide ranging customer relationships. In addition it provides opportunities to maximise efficiencies from our operating model.

1.2.1.1 UK Financial Services Division – life and pensions

Standard Life is one of the largest life and pensions providers in the UK with a 9.5% market share and total life and pensions assets under management of £82bn[1]. We offer a broad range of products and have particular strengths in the accumulation for retirement market.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
PVNBP[2]	**£6,954m**	£4,802m	£11,400m
APE sales[2]	**£877m**	£644m	£1,442m
NBC[2 3]	**£133m**	£78m	£167m
PVNBP margin[2 3]	**1.9%**	1.8%	1.5%
Net flows	**£1.2bn**	£2.0bn	£3.2bn
EEV operating profit before tax[3 4]	**£250m**	£148m	£416m
IFRS underlying profit before tax[3]	**£91m**	£119m	£230m

[2] PVNBP and APE include non-insured SIPP sales in all periods. However, H1 2006 NBC and PVNBP margins have not been restated to include non-insured SIPP.

[3] H1 2006 and FY 2006 are shown on a pro forma basis.

[4] Includes HWPF TVOG.

Please refer to the basis of preparation in section 1.3.

Overview

Life and pensions business in H1 2007 has remained buoyant driven by our continued success with our innovative and award-winning SIPP proposition. Sales continued to benefit from changes in the market following A-Day and implementation of new SIPP regulation. Group pensions performed strongly largely due to increased volumes of Group SIPP. Our excellent customer service and functionality have contributed to us winning a number of large schemes.

Distribution capability was strengthened in the UK by diversifying across channels whilst maintaining strong growth in the IFA sector. As part of this strategy, in 2007 we have invested in a minority stake of 360, a service provider with around 2,900 registered individuals.

Service differentiates us in the market place and is a core element of our product offering. In 2007 we have won awards which demonstrates our strong brand and service, including Company of the Year and Best Pension Provider (Money Marketing Awards), Best SIPP Provider (Financial Adviser) and Best Overall Platform 2007 (Adnitor UK Platform Awards).

During H1 2007 the FSA commenced consultation on the provision of advice with its Retail Distribution Review. We participated fully in the initial phase and support the aim of providing quality advice to the customer. We intend to be fully engaged as we proceed through the consultation process.

New business

Total PVNBP sales of UK life and pensions products increased by 45% to £6,954m (H1 2006: £4,802m). Growth in new business volumes was driven by our success in both Individual and Group SIPP. Second quarter sales benefited from a large Group Stakeholder scheme re-written as a Group SIPP. Wider investment options also resulted in increased sales of Bonds.

We continued our focus on profitable areas of the market that offer favourable margin opportunities. UK NBC increased from £78m in H1 2006 to £133m in H1 2007, with a new business margin increase to 1.9%.

UK New Business Contribution


Retail pensions*
£87m
£43m
Institutional pensions
£2m
£1m
Life
£17m
£18m
Annuities
£31m
£22m
Protection
£4m
£6m
H1 2007
Pro forma H1 2006

* The non-insured element of SIPP has not been included in the H1 2006 figures.

Net flows

	H1 2007	H1 2006	FY 2006
	£bn	£bn	£bn
Life net flows	(0.3)	0.2	(0.4)
Insured retail pension net flows	0.4	0.9	1.0
Non insured pension net flows	0.7	0.4	0.9
Institutional TIP net flows	0.4	0.5	1.7
Total UK life and pensions net flows	1.2	2.0	3.2

Net flows for H1 2007 were positive at £1.2bn compared with £2.0bn in H1 2006 and £1.2bn in H2 2006. Excluding institutional TIP, for which there was a significant large case in H2 2006, underlying net pension inflows strengthened from £0.6bn in H2 2006 to £1.2bn in H1 2007. With profits products continued to attract unfavourable press comment across the industry and this, combined with our demutualisation has led to a net outflow of £0.3bn in H1 2007 (H1 2006: net inflow £0.2bn) in life business. The with profits fund offers good prospects for existing customers, and following our with profits bonus announcement on 31 July 2007 we have started to pay out residual estate enhancements on eligible HWPF policies.

Net insured and non-insured flows for retail pensions were £1.1bn in H1 2007 (H1 2006: £1.3bn). Customers continue to take advantage of the SIPP functionality and in H1 2007 non-insured SIPP flows increased to £0.7bn compared to £0.4bn in H1 2006.

EEV operating profit before tax

	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m
Contribution from new business	133	78	167
Contribution from in-force business:			
Expected return on existing business	145	127	268
Experience variances	(30)	25	131
Operating assumption changes	(3)	(73)	(125)
Development costs	(4)	(9)	(15)
Expected return on free surplus	9	-	(10)
Operating profit before tax	250	148	416

EEV operating profit before tax (EVOP) increased from £148m in H1 2006 to £250m in H1 2007, boosted by significant growth in NBC (from £78m to £133m). H1 2006 EVOP was reduced by an exceptional increase in short term lapse provisions following demutualisation of £100m offset by other positive assumption changes of £27m, which have not been repeated at H1 2007.

As reported in our New Business announcement, claims activity continues above expected levels and this is reflected in the adverse experience variance for H1 2007. The negative lapse variance for life products was £14m. For pensions, we started the

year with £60m remaining out of the short-term lapse provision set up at H1 2006. In H1 2007, the adverse experience has absorbed £35m of the £60m. We continue with a wide ranging programme of retention activities. However, if claims experience continues at the current level assumption strengthening may be required at the end of the year. This will be part of our year end review of all operating assumptions.

There is an adverse experience for paid up rates on pensions business, although this was largely due to the re-write of the Group Stakeholder scheme to Group SIPP in H1 2007. The net impact on operating profit of this scheme re-write was positive.

IFRS underlying profit before tax

The IFRS underlying profit is determined mainly by the Recourse Cash Flow (RCF), the amount which can be transferred from the Heritage With Profits Fund to the Shareholder Fund based on regulatory cash flows, offset to an extent by the strain of writing new business.

UK life and pensions underlying profit before tax was £91m in H1 2007 (H1 2006: £119m).

In H1 2006 the IFRS pro forma underlying profit was boosted by the one-off release of SIPP sterling reserves of £30m which flowed through the RCF. There was no similar effect in H1 2007. The IFRS underlying profit has been impacted by increased new business strain due to the high level of new business written compared to H1 2006.

The results exclude the impact of volatility which arises as a result of the subordinated debt liabilities being measured at amortised cost, whilst the assets are measured at fair value.

Looking ahead

The UK life and pensions market continues to experience good growth. We expect to exceed market growth as we enhance our product offering and leverage the SIPP proposition into the group pensions market.

At the end of 2006, an estimated 145,000 customers in the UK had a SIPP with a total of £35bn assets under management. Based on current estimates of the population for whom a SIPP is attractive and expected penetration rates, we expect this market to grow to over 500,000 customers with in excess of £100bn assets under management by 2011.

We continue to see the expansion of platform based distribution across the traditional life and pensions market, whether in the form of fund supermarkets, SIPPs or in the newest form – Wrap. Initial experience during the first year since our Wrap proposition was launched in May 2006 indicates that there is significant demand from advisers for its functionality. Our continued efforts to enhance our Wrap proposition have been recognised in the awards that we have won over the last 12 months.

At 30 June 2007 our Wrap customer base has grown to 4,300 compared to 900 as at 31 December 2006. With total funds on the platform recently exceeding £0.6bn we expect Wrap to gather further momentum through the remainder of 2007 and into 2008.

1.2.1.2 UK Financial Services Division – Banking

Standard Life Bank (SLB) offers mortgage and retail savings products in the UK via intermediaries, and also direct to customers through telephone and internet-based platforms.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
Mortgage gross lending	**£1.6bn**	£1.2bn	£3.0bn
Mortgages under management	**£10.5bn**	£10.3bn	£10.4bn
Savings and deposits	**£4.2bn**	£4.2bn	£4.2bn
IFRS underlying profit before tax*	**£14m**	£17m	£38m
Interest margin	**58bps**	66bps	74bps
Cost income ratio	**65%**	67%	61%

* H1 2006 and FY 2006 are shown on a pro forma basis.

Please refer to the basis of preparation in section 1.3.

Overview

Our aim of sustained profitable growth is being achieved through utilising Standard Life's franchise and brand as well as exploiting synergies with other businesses within the Group. Flexible product design coupled with sophisticated mortgage underwriting has enabled us to attract financially astute customers from carefully selected demographic categories and establish long-term relationships with them. This proposition has resulted in a high quality mortgage portfolio, with only 0.18% of total mortgages three or more months in arrears at the end of June 2007, compared with the industry average of 1.15%.

New business

Gross lending was strong during H1 2007 with a 29% improvement compared to H1 2006 (£1.6bn for H1 2007 compared to £1.2bn for H1 2006). Our market share of gross lending has grown despite continuing steady growth in the market and is approaching its expected market share at 0.9% (H1 2006: 0.8%). Mortgages under management were £10.5bn at H1 2007 compared to £10.3bn at H1 2006.

Total retail savings balances remained constant at £4.2bn. SIPP and Wrap balances continue to grow with a total balance at H1 2007 of £404m (H1 2006: £175m), and are beginning to make a positive impact on our funding costs.

IFRS underlying profit before tax

Excluding the volatility in respect of non-qualifying economic hedges, IFRS underlying profit before tax decreased by 18% to £14m (H1 2006: £17m). In line with many of our competitors net interest margin, and hence profitability, has come under pressure during H1 2007 as a result of a highly competitive market. In addition, in light of changes in customer behaviour whereby internal switching of mortgage products is increasingly prevalent in the current interest rate environment, we have taken a more prudent view of our product duration assumptions and the current period includes the associated effect of acceleration of the amortisation of our acquisition costs. Despite the current market environment our focus has continued to be on profitable growth and controlling costs.

The cost income ratio has improved to 65% in H1 2007 from 67% in H1 2006. The primary driver in this improvement relates to cost savings although the full benefit of this has been offset by the impact of pressure on interest margins and the change to product duration assumptions. Excluding the impact of the change to product duration assumptions, the cost income ratio was 56% in H1 2007. Continuing development in our e-commerce capabilities has provided benefits to our customers through self service and has helped generate cost savings through a reduction in staff numbers — we have achieved this whilst maintaining our award winning service. The number of employees reduced during the period with staff numbers being 585 at the end of H1 2007 (H1 2006: 725, FY 2006: 685).

Looking ahead

We expect gross mortgage lending for the remainder of 2007 to be ahead of 2006 based on current market conditions and our existing pipeline of business. We anticipate that margin pressure will continue to impact on profitability but aim to mitigate this by continued action on costs.

Following discussions with the Financial Services Authority, we have been granted a waiver to apply the internal ratings based approach in respect of our retail mortgage exposures. As a consequence we expect our regulatory and economic capital to become more closely aligned each year until 2010 when the new regulations come fully into force. In due course, this should allow us to release capital back to the Group, thereby enhancing our return on equity.

1.2.1.3 UK Financial Services Division – Healthcare and general insurance

Standard Life Healthcare (SLH) offers a range of private medical insurance (PMI) and healthcare solutions – and is the fourth largest PMI provider in the UK. The Group's other general insurance operations are managed by Standard Life Investments.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
New business sales	£11m	£10m	£20m
IFRS underlying profit before tax*	£4m	£3m	£16m

* H1 2006 and FY 2006 are shown on a pro forma basis.

Please refer to the basis of preparation in section 1.3.

Overview
We are currently the 4th largest private medical insurer in the UK, with an estimated 8.5% market share, based on an in-force premium income of £280m at 30 June 2007, and lives insured of 582,000. Approximately 80% of the lives are insured through company schemes, and in 2007 our plan is to improve our product propositions to corporate customers.

We continue to concentrate on improving profitability by focusing on the retention of our better performing business, and remain unwilling to reduce margins to unacceptably low levels in order to undercut some of our competitors. As a consequence the number of lives insured has reduced slightly from 601,000 at 31 December 2006.

Excellent customer service remains a priority and we are investing in new technology to support our commitment. The first phase of a new policy administration system for small and medium sized enterprise (SME) business was developed on the Group IT platform and was implemented recently to support the SME product launch in July. The remaining product lines, including the business acquired from FirstAssist in April 2006, are planned to move fully onto the new system during 2008, with the policy migration being complete by the end of the third quarter 2009.

The move of the head office from Guildford to Bournemouth, which was part of the acquisition integration strategy, is on schedule to be completed by the end of 2007.

New business
New business sales increased by 10% to £11m (H1 2006: £10m) despite SLH's ongoing strategy of writing only profitable business in a competitive market. Although total sales increased, overall levels of new SME business were lower, as we concentrated only on profitable segments of that market. This was compensated for by an increase in individual business sales, which grew by 33% to £5m, partly due to the successful launch of the EspritHealth product, aimed at meeting the specific needs of the over 55s age group.

IFRS underlying profit before tax
IFRS underlying profit before tax within SLH increased by £1m to £2m. This excludes one-off costs of £2m relating to integration and project costs associated with the new system development.

The underlying profit has increased slightly despite a small adverse claims experience against expectations. This adverse variance has been offset by slightly higher renewal income than expected, together with lower operating costs and higher investment returns following the interest rate rises this year.

Other general insurance operations which are managed by Standard Life Investments contributed £2m (H1 2006: £2m).

Looking ahead
The establishment of our new IT platform has several long term strategic advantages. It enables us to launch new and flexible product propositions, starting with a new modular product for SME companies which was successfully launched in July and is expected to increase sales of SME business in the second half of 2007. It also positions us for joint customer proposition development with other parts of the UK Group, and gives us the means to improve operating efficiency and reduce costs through the development and use of e-commerce. The benefits of the platform will start to come through in the rest of 2007, with the full benefits being realised from 2008.

1.2.2 Canada life and pensions

Standard Life is the 4th largest provider of life assurance and pension products in Canada, offering a full range of savings, retirement and insurance products.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
PVNBP	£589m	£1,025m	£1,791m
APE sales	£56m	£99m	£166m
NBC*	£14m	£11m	£28m
PVNBP margin*	2.3%	1.1%	1.6%
EEV operating profit before tax*	£75m	£79m	£163m
IFRS underlying profit before tax*	£64m	£68m	£168m

* H1 2006 and FY 2006 are shown on a pro forma basis.

Please refer to the basis of preparation in section 1.3.

Overview

The market in Canada is currently very competitive from a pricing perspective. We are committed to maintaining our focus on profitable business and quality customer service in order to position ourselves favourably for when the market creates additional growth opportunities. We are targeting both existing and new distribution channels and in the first half of 2007, we launched various improvements in our communications to advisors, brokers and members, and launched a new group savings and retirement product – this reinforces our dedication to innovative products and solutions that cater to the evolving needs of customers and improve the overall customer experience. We also continued to expand our distribution channels with new partnerships in our various product lines.

Whilst maintaining our excellent standards of customer service, cost management remains a priority. Efforts continue to leverage technology and strategic partnerships to better manage costs. A strategic initiative was completed with an existing service provider in group insurance to include electronic claims adjudication, improving functionality and reducing the need for system upgrades.

New business

Overall PVNBP sales of life and pension products decreased by 37% in constant currency to £589m (H1 2006: £1,025m). APE sales decreased by 38% in constant currency to £56m (H1 2006: £99m). This reflects a number of large transactions which boosted sales volumes in the prior year, the continuation of our focus on margin over volume and a planned realignment of our distribution capability. While this strategy reduced new business sales it had a positive impact on NBC.

Group Savings and Retirement sales decreased by 46% in constant currency to £339m (H1 2006: £693m) on a PVNBP basis. The comparative period included two large transactions which accounted for £319m, and excluding these, underlying sales remained level in constant currency. Individual Insurance, Savings and Retirement sales decreased by 28% in constant currency to £172m (H1 2006: £264m) on a PVNBP basis. This fall reflects the transition of life focused distributors towards wealth management business and the realignment of sales staff following the initiation of our repositioning strategy at the end of 2005. In addition, the comparative period included £17m of unprofitable Universal Life sales which the company no longer writes. Group Insurance sales increased by 26% in constant currency to £78m (H1 2006: £68m) on a PVNBP basis against the backdrop of a competitive market.

Excluding the business no longer written and the unusually large transactions in the prior year period, underlying sales decreased by 7% on a constant currency basis.

NBC in Canada increased by 35% in constant currency to £14m (H1 2006: £11m). This improvement is largely due to the repricing of certain life products, a shift to sales of higher margin products and the impact of expense reductions from management actions taken during 2006 and 2007. The increase in NBC was achieved despite the decrease in sales and PVNBP margins reached 2.3%, 0.1% higher than the level achieved in H2 2006, and up from 1.1% achieved in H1 2006.

In keeping with the commitment to product profitability and innovation, we launched a new Group Savings and Retirement product, the first of its kind in Canada that combines the benefits of target-year and lifecycle funds. We have also launched new individual retirement products and expanded our product line in Group Insurance. Leveraging existing customer relationships and accelerating cross-selling initiatives within the group lines have resulted in several new customers being signed in H1 2007.

EEV operating profit before tax

	H1 2007	Pro forma H1 2006	Pro forma FY 2006
	£m	£m	£m
Contribution from new business	14	11	28
Contribution from in-force business:			
Expected return on existing business	43	46	93
Experience variances	19	(11)	(16)
Operating assumption changes	-	34	61
Development costs	-	-	-
Expected return on free surplus	(1)	(1)	(3)
Operating profit before tax	75	79	163

EEV operating profit before tax decreased to £75m (H1 2006: £79m) – in constant currency increased by 3%.

This movement includes a small decrease in expected return on in-force business to £43m (H1 2006: £46m) largely due to foreign currency movements reducing the size of the opening PVIF, and a reduction in operating assumption changes of £34m – no assumption changes have been made at H1 2007 compared with positive assumption changes primarily for maintenance and investment expenses in H1 2006 of £34m. These negative movements were partially offset by an improvement in new business contribution to £14m (H1 2006: £11m) as discussed above and positive experience variances of £19m (H1 2006: negative £11m) mostly from tax management.

IFRS underlying profit before tax

IFRS underlying profit before tax decreased to £64m (H1 2006: £68m) – in constant currency increased by 3%. This was driven by lower bond returns in line with rising interest rates, almost entirely offset by improvements in new business profitability, expense reductions and higher equity and property returns.

Underlying profit excludes volatility in relation to differing asset and liability valuation bases for non-linked business and also a £139m impact of changes in Canadian regulations. As discussed in section 1.1.3.1, although the IFRS statutory result has been negatively impacted by this change, the impact on local Canadian GAAP distributable profits has been neutral.

Further details explaining the impact of these changes on IFRS profit are disclosed in note 3.7 of the IFRS Financial Information.

Looking ahead

We continue to anticipate challenging market conditions in 2007. However, we expect to make positive inroads in chosen markets this year while maintaining our focus on profitable growth, opportunities to expand our distribution strategy in all products and continue to develop our existing strong relationships.

We are currently targeting a number of large institutional clients in our Group Savings and Retirement line with more competitive pricing. Although we believe this may lead to margins decreasing for this product line in the second half of the year, the return on capital for this business is strong. We are also reviewing our strategy in the individual retail market with the aim of re-launching our proposition to distributors and increasing our sales presence in 2008.

1.2.3 Europe life and pensions – Germany, Austria and Ireland

Standard Life Germany, which operates in both Germany and Austria, and Standard Life Ireland provide investors with a comprehensive range of investment and pension solutions.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
PVNBP	£513m	£340m	£866m
APE sales	£56m	£39m	£97m
NBC*	£4m	£2m	£10m
PVNBP margin*	0.8%	0.6%	1.2%
EEV operating profit before tax*	£14m	£25m	£45m
IFRS underlying profit before tax*	£19m	£52m	£108m

* H1 2006 and FY 2006 are shown on a pro forma basis.

Please refer to the basis of preparation in section 1.3.

Overview

In Germany we are continuing to enhance our product offering to match the significant changes that have taken place in the German market during recent years. This is demonstrated by the successful launch of the new unit-linked offering, Maxxellence, in October 2006.

In Ireland we continued to innovate and improve our product range and launched several self investment options based on the UK SIPP platform. These developments are being well received by customers as demonstrated by our increase in new business volumes.

New business

Our life and pensions sales in Germany increased on a PVNBP basis by 27% in constant currency to £260m in H1 2007 compared to £209m in H1 2006. This growth has been driven by the success of Maxxellence and the success of our sales initiatives to widen and deepen the distribution reach.

Sales in Ireland on a PVNBP basis of £253m were up 96% in constant currency from H1 2006 PVNBP of £131m following the continued success of our new product range.

The new business margin for Europe has increased to 0.8% in H1 2007 from 0.6% in H1 2006.

EEV operating profit before tax

EEV operating profit before tax of £14m is £11m lower than in H1 2006. This is primarily due to experience variances which moved from positive £8m in H1 2006 to negative £4m in H1 2007, the latter mainly reflecting adverse lapse experience in Ireland.

IFRS underlying profit before tax

Germany contributed an IFRS underlying profit before tax of £19m in H1 2007 (H1 2006: £56m). The main driver of the fall in profit is the decreasing transfer of profit to the Shareholder Fund from the HWPF. The amount of profit transferred between the HWPF and Germany is determined by the Scheme and was expected to reduce in the short term following the run-off of margins emerging on the exceptional level of sales in Germany in 2004 and early 2005 following changes in German tax legislation.

Ireland IFRS underlying profit before tax contributed £nil (H1 2006: loss £4m).

Looking ahead

As the improved product range is sold through a wider group of independent intermediaries and banks, sales in Germany are expected to continue to be strong throughout the remainder of 2007. We also expect the trend for the demand for unit linked products to continue. We have seen the launch of Maxxellence Basic to the German market in July 2007, which will expand the product range to reach a new market segment. This is in addition to the existing range of Maxxellence products.

In Ireland the launch of a Global Real Estate Investment Trust (REIT) Fund coupled with further planned improvements to our Synergy product range, and other new product launches will help us to build sales momentum throughout the remainder of 2007 and continue to expand our market share.

1.2.4 Asia Pacific life and pensions

Standard Life has a presence in the Asia Pacific life and pensions market place through a wholly owned subsidiary, Standard Life Asia Ltd (SL Asia Ltd) and two joint ventures. In India, HDFC Standard Life Insurance Company Limited (HDFC SL) was established in 2000 and in China, Heng An Standard Life Insurance Company Limited (Heng An SL) was established in 2003.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
PVNBP	£125m	£68m	£206m
APE sales	£20m	£13m	£29m

Please refer to the basis of preparation in section 1.3.

Overview
HDFC SL continues to be a leading player in the private life insurance sector of India, and has enjoyed considerable growth in H1 2007 as a direct consequence of continued branch expansion and agency recruitment. The number of financial consultants appointed by the company has increased to 84,500 (H1 2006: 34,000).

Heng An SL has performed well in H1 2007 with continued business expansion in major cities in existing provinces of Shandong and Jiangsu. Preparation is now complete to open in Liaoning province.

New business
Growth in Asia continues to be strong, with total PVNBP sales of the Asian life insurance businesses up 97%* (107% in constant currency terms). APE sales were up 57%* (75% in constant currency terms).

HDFC SL continued to perform well this year and contributed APE of £17m showing a growth of 63%* (constant currency) compared to the same period last year and we expect continued growth. HDFC SL is currently ranked 3rd in the private sector based on APE sales.

IFRS underlying profit before tax
Asia Pacific IFRS underlying loss of £6m was higher than in H1 2006 as we continue to invest in the development and expansion of our operations.

Looking ahead
We anticipate continued sales growth for the rest of 2007 as our joint venture operations continue to expand. We expect HDFC SL to continue its expansion, through wider distribution, market growth and new product launches.

In China, Heng An SL, will continue to expand into new provinces as well as developing its existing operations.

We relaunched SL Asia Ltd in January 2007 and will build on our recent improved sales with new product launches.

1.2.5 Investment management

Standard Life Investments (SLI) is a leading global investment company. Our focus is on delivering consistently high investment results for our clients by working as an integrated global team, using an investment style that focuses on change and on processes that are both robust and repeatable.

Key performance indicators:

	H1 2007	H1 2006	FY 2006
Third party FUM	£46.1bn	£31.5bn	£38.5bn
Total FUM	£140.6bn	£123.4bn	£132.1bn
IFRS underlying profit before tax[1]	£40m	£28m	£66m
EBIT margin[2]	29.3%	24.5%	27.0%

[1] H1 2006 and FY 2006 are shown on a pro forma basis.

[2] EBIT divided by net revenue.

Please refer to the basis of preparation in section 1.3.

Overview

Investment performance remained strong during the first half of the year with the money weighted average well above the median over one year and comfortably within the upper quartile over three years. The Russell Mellon CAP's survey of corporate funds saw 78% of Standard Life Investments' pooled pension fund range outperform their respective peer groups during the first six months of 2007. Of the 23 funds in the range, 18 funds beat the median over the last six months. Six of these funds were top decile and seven funds were top quartile. This includes the Overseas Equity Fund, which is ranked 1st out of 29 funds over six and 12 months, as well as top quartile over three years. Our retail funds continue to perform very well, with 12 out of 26 of our available mutual funds delivering upper decile performance over the previous six months. Within the retail fund range, strong performance is evident across Equities, Fixed Interest, Property and Cash.

Our investment performance has been recognised with us winning a number of industry awards. These included 'Investment Manager of the Year' and 'Specialist Manager of the Year (UK Equities)' at the UK Pensions Awards 2007 and 'Active UK Equity Manager of the Year' at the Pension & Investment Provider Awards 2007.

As in the rest of the Group the quality of our people is critical to our success. We work exceptionally hard to recruit and retain the most talented people for our teams and are dedicated to providing them with first-class training and rewarding exceptional performance.

New business

Continued investment out-performance has translated into strong growth in new business during the first half of the year. Together with improving equity markets, this saw SLI's third party funds under management grow by 20% in the first half of the year to £46.1bn and total funds under management (FUM) increase to £140.6bn from £132.1bn at the end of 2006.

Total third party net inflows[3] were £5.6bn in the first half of the year, an increase of 59% over the same period last year. Total sales of mutual funds and segregated funds have been particularly strong. We have seen a sharp increase in our share of the retail market for mutual funds during the first half and are ranked 3rd for net retail sales, 10th for gross retail sales and 5th for total net sales.

IFRS underlying profit before tax

IFRS underlying profit before tax for the first half of the year increased by 43% to £40m (H1 2006: £28m). Total revenues were up by 15% to £122m (H1 2006: £106m), driven by strong inflows into third party funds, together with favourable market conditions which boosted the value of underlying FUM. Our continued focus on infrastructure has resulted in improved efficiency and as a result EBIT margin increased from 24.5% in the first half of 2006 to 29.3% in the first half of 2007.

Looking ahead

The pipeline of new business remains strong. Across the book of third party assets we now have a broadening as well as deepening track record that should serve as a strong foundation for maintaining the sales momentum.

[3] Total third party net inflows includes new business classified as insurance products.

1.3 Basis of preparation

EEV and IFRS reporting

The interim financial results are prepared on both a European Embedded Value (EEV) basis and an International Financial Reporting Standards (IFRS) basis. All European Union listed companies are required to prepare consolidated financial statements using IFRS issued by the International Accounting Standards Board as endorsed by the European Union. EEV measures the net assets of the business plus the present value of future profits expected to arise from in-force long-term life assurance and pension policies and is designed to give a more accurate reflection of the performance of long-term savings business. The EEV basis has been determined in accordance with the EEV Principles and Guidance issued in May 2004 and October 2005 by the CFO Forum. EEV methodology has been applied to 'covered' business, which mainly comprises the Group's life and pension business. Non-covered business is generally reported on an IFRS basis. The EEV financial results on pages 12 to 18 have been prepared in accordance with the EEV methodology as set out in section 2.14 for H1 2007 and as set out in the 2006 Annual Report and Accounts for H1 2006 and FY 2006. The IFRS financial results on pages 19 to 22 have been prepared on the basis of the IFRS accounting policies applied by the Group in the 2006 Annual Report and Accounts.

EEV and IFRS income statement preparation and presentation

On 10 July 2006, The Standard Life Assurance Company demutualised and the shares of a new holding company for the Group, Standard Life plc, were admitted to the London Stock Exchange. As a result, the Group operated under two different operating models in the periods that are presented in the consolidated financial statements. For the period from 1 January to 10 July 2006, the parent company of the Group was a mutual insurer and for the period from 10 July to 31 December 2006, the parent company of the Group was equity holder owned.

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise. Profit before tax is derived by grossing-up profit after tax at the standard rate of corporation tax appropriate to each territory. Whilst for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing-up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to the business sold after demutualisation.

Prior to the demutualisation of SLAC, the balance on the IFRS consolidated income statement was transferred to the unallocated divisible surplus. Subsequent to the demutualisation of SLAC, the presentation of the income statement has been revised to align the presentation more closely with that of an equity holder owned company. The H1 2007 IFRS consolidated income statement is shown on page 58.

Operating EEV and underlying IFRS profit

The H1 2007 segmental analysis of Group IFRS underlying profit presents profit before tax attributable to equity holders adjusted for non-operating items and accounting mismatches. The H1 2007 EEV consolidated income statement, presents EEV profit showing both operating and non-operating items and accounting mismatches. In doing so the Directors believe they are presenting a more meaningful indication of the underlying business performance of the Group. The explanation of the underlying IFRS profit is consistent with the bases of preparation applied by the Group in the 2006 Annual Report and Accounts. The H1 2007 EEV consolidated income statement is presented on page 38 and the H1 2007 IFRS reconciliation of Group underlying profit to profit before tax is presented on page 59.

Pro forma results

To provide users with a basis for comparison, the EEV and IFRS results for the periods from 1 January 2006 to 30 June 2006 (H1 2006) and 1 January 2006 to 31 December 2006 (FY 2006) have been prepared on a pro forma basis. This represents the mutual results for these periods, adjusted to calculate a profit figure for the Group as if its holding company had been a listed public company at the beginning of the period. Due to the nature of the adjustments required to the EEV and IFRS mutual figures, pro forma profit figures are not directly comparable and may differ from the actual results if the holding company of the Group had been a listed public company at the beginning of the relevant period.

Derivation of IFRS pro forma underlying profit

A reconciliation of the 2006 IFRS mutual results to pro forma profit is detailed in the table below with the pro forma adjustments prepared on a consistent basis with the accounting policies applied by the Group in the 2006 Annual Report and Accounts.

	H1 2006 £m	FY 2006 £m
Total net revenue	4,374	15,349
Total operating expenses	(4,230)	(14,656)
Share of profits from associates and joint ventures	63	117
Profit before tax	207	810
Tax expenses	(125)	(415)
Profit for the period	82	395
Shareholder tax	-	58
Profit before tax attributable to equity holders	82	453
Adjustments to derive pro forma profit		
(Profit)/loss attributable to minority interest	(82)	(112)
HFI adjustment to unallocated divisible surplus	81	83
HFI adjustment to tax	2	2
Deferred acquisition costs	90	94
Assumed interest on proceeds of share issues	17	18
New business reserving strain	(4)	(4)
Pro forma profit before tax attributable to equity holders and after minority interest	186	534
Adjustments to derive underlying profit		
Volatility arising on different asset and liability valuation bases	43	(25)
Impairment of intangibles	9	14
Restructuring expenses	5	17
Underlying profit before tax attributable to equity holders and after minority interest	243	540

The Historic Financial Information (HFI) adjustments have been prepared in order to show the results which would have been attributable to shareholders and policyholders had The Standard Life Assurance Company (SLAC) been a company owned by shareholders under the terms of the Scheme (full details about the terms of the Scheme are discussed in the Company's Prospectus) during the two accounting periods. Additional adjustments are required to produce pro forma results which reflects the profit that would have arisen had the Scheme and anticipated post-demutualisation capital and debt structure been in place at the start of each period.

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2 European Embedded Value (EEV)

EEV consolidated income statement

For the six months ended 30 June 2007

	6 months 2007 £m
Life and pensions	
UK	252
Canada	75
Europe	14
Other	(6)
HWPF TVOG	(2)
Life and pensions operating profit	**333**
Investment management*	26
Banking	14
Healthcare and general insurance	4
Group corporate centre costs	(26)
Other	2
Operating profit before tax	**353**
Other non-operating items	
Long-term investment return and tax variances	31
Effect of economic assumption changes	52
Restructuring expenses	(3)
Volatility arising on different asset and liability valuation bases	28
Profit before tax	**461**
Attributed tax	(140)
Profit after tax	**321**

* Investment management operating profit before tax is stated after excluding profits of £14m which have been generated by the life and pensions businesses.

EEV earnings per share

For the six months ended 30 June 2007

	6 months 2007
EEV operating profit after tax attributable to equity holders of Standard Life plc (£m)	**245**
Basic EPS (pence)	11.6
Weighted average number of ordinary shares in issue (millions)	2,106
Diluted EPS (pence)	11.2
Weighted average number of ordinary shares on a diluted basis (millions)*	2,179

* Includes the full dilutive effect of bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company (SLAC) and the flotation of Standard Life plc and share awards and share options.

EEV consolidated statement of recognised income and expense
For the six months ended 30 June 2007

	Notes	6 months 2007 £m
Fair value gains on cash flow hedges		21
Actuarial gains on defined benefit pension schemes		23
Foreign exchange rate movements*		60
Aggregate tax effect of items not recognised in income statement		(9)
Other		3
Net income recognised directly in consolidated balance sheet		**98**
Profit after tax		321
Total recognised income for the period attributable to equity holders	2.8	**419**

* Foreign exchange rate movements primarily relate to Canada.

EEV consolidated balance sheet
As at 30 June 2007

	Notes	30 June 2007 £m	31 December 2006 £m
Covered business			
Free surplus		843	720
Required capital		589	562
Net worth		**1,432**	**1,282**
Present value of in-force		3,657	3,480
Cost of required capital		(304)	(263)
Total embedded value of covered business	2.2(c)	**4,785**	**4,499**
Non-covered business			
Investment management		126	149
Banking		362	355
Healthcare and general insurance		120	119
Group corporate centre		586	553
Other		50	73
UK pension scheme deficit		(118)	(140)
Total net assets of non-covered business		**1,126**	**1,109**
Total Group embedded value	2.8	**5,911**	**5,608**
Equity			
Share capital		210	210
Share premium reserve		799	799
Other reserves		1,904	1,869
EEV reserves		2,998	2,730
Total equity*		**5,911**	**5,608**

* Embedded value equity per share is 271p as at 30 June 2007 compared to 258p as at 31 December 2006 based on diluted share totals of 2,179m as at 30 June 2007 and 2,177m as at 31 December 2006.

Notes to the EEV financial information

2.1 Basis of preparation

The European Embedded Value (EEV) basis results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. The total profit recognised over the lifetime of a policy is the same as under International Financial Reporting Standards (IFRS), but the timing of recognition of profits is different.

EEV includes the net assets of the businesses that are owned by equity holders of Standard Life plc plus the present value of future profits expected to arise from in-force long-term insurance policies (PVIF) where these future profits are attributable to equity holders under the Scheme of Demutualisation (the Scheme) or from sales of new business since 10 July 2006.

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions are based upon the best estimate of the actual tax expected to arise. Profit before tax is derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

A detailed description of EEV methodology is provided in note 2.14. There have been no significant changes to EEV methodology from that adopted in the 2006 Annual Report and Accounts.

Comparatives

On 10 July 2006, The Standard Life Assurance Company demutualised and the shares of a new holding company for the Group, Standard Life plc, were admitted to the London Stock Exchange. This resulted in the parent company of the Group being a mutual insurer for the period before 10 July 2006, and the parent company of the Group being equity holder owned for the period from 10 July 2006.

As a result, only pro forma EEV results are available for the comparative period 1 January 2006 to 30 June 2006, as published in the Half Year Report 2006. Since these results were unaudited they have not been reproduced as comparatives for the period ended 30 June 2007. However, the opening position for the EEV results for the period ended 30 June 2007 is represented by the audited balance sheet as at 31 December 2006 and this information has been included in the EEV Financial Information.

Assumptions

Assumptions derived from market data are updated using market observed values at the current reporting period end. In general, other assumptions, including most expense and other non-economic assumptions, are reviewed on an annual basis. Corporation tax rates reflect the changes that will take effect in the UK from 1 April 2008 and that are expected to take effect in Germany from 1 January 2008.

Sensitivity Tests

The sensitivities specified by the EEV Principles and Guidance are reported in the year end results.

As there has been no substantial change in the nature of the business that would have led to a significant change in these sensitivities during the course of this reporting period no updated sensitivities have been provided.

2.2 Segmental analysis – covered business

(a) Segmental EEV income statement

6 months to 30 June 2007	Notes	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Contribution from new business	2.3	133	14	4	-	-	151
Contribution from in-force business:							
Expected return on existing business		145	43	13	-	-	201
Experience variances	2.4	(28)	19	(4)	-	(2)	(15)
Operating assumption changes	2.5	(3)	-	4	-	-	1
Development costs		(4)	-	(3)	-	-	(7)
Expected return on free surplus		9	(1)	-	(6)	-	2
Operating profit before tax		**252**	**75**	**14**	**(6)**	**(2)**	**333**
Investment return and tax variances		(16)	52	(7)	-	2	31
Effect of economic assumption changes		47	(36)	17	-	24	52
Profit before tax		**283**	**91**	**24**	**(6)**	**24**	**416**
Attributed tax		(80)	(28)	(7)	1	(7)	(121)
Profit after tax		**203**	**63**	**17**	**(5)**	**17**	**295**

An analysis of profit after tax by territory is provided in note 2.10.

HWPF TVOG represents the time value of financial options and guarantees (TVOG) arising from the Heritage With Profits Fund (HWPF). Although this fund includes business written by UK, Germany and Ireland, it is managed at a combined level and therefore is not included within the results of each individual territory. The results for Canada include the cost of the Canadian TVOG, and the results for Europe include the cost of TVOG arising on business written outside of the HWPF in Germany.

The income statements for UK and Europe reflect changes in corporation tax rates in the UK and Germany. These changes are:

- in the UK, reduction from 30% in 2007 to 28% from 1 April 2008;
- in Germany, from 40% in 2007 to 30% commencing 1 January 2008.

The one-off impact of these reductions in the long term corporation tax rates amounts to a gain of £64m (UK £50m, Europe £14m) and has been included within the Effect of economic assumption changes line.

The principal effect of determining the pre-tax results using the standard rate of tax compared to the actual effective rate is to decrease the Effect of economic assumption changes by £53m (UK £51m, Europe £2m), arising from the impact of both investment related increases and changes in UK corporation tax rates in the value of the tax effects that have been assumed to arise as a result of funding HWPF transfers out of unallocated surplus.

The income statement for Canada includes the effect of changes in accounting policy following the implementation on 1 January 2007 of the Canadian Institute of Chartered Accountants Handbook Section 3855 *Financial Instruments – Recognition and Measurement*, issued by the Canadian Accounting Standards Board. This provides new valuation methods, principally moving equity and bond asset values and related liabilities to a market value basis. The impact of this change amounts to a gain of £25m which has been included within the Effect of economic assumption changes line.

2.2 Segmental analysis – covered business *continued*

(b) Segmental analysis of movements in EEV

6 months to 30 June 2007	UK	Canada	Europe	Other	HWPF TVOG	Total
	£m	£m	£m	£m	£m	£m
Opening EEV	3,370	901	271	49	(92)	4,499
Profit after tax	203	63	17	(5)	17	295
Capital injections/(dividends)	(32)	(33)	(7)	4	-	(68)
Transfer back of surplus to SLI	(10)	(1)	-	-	-	(11)
Actuarial gains on defined benefit pension schemes	-	9	1	-	-	10
Foreign exchange rate movements	-	62	(2)	1	-	61
Aggregate tax effect of items not recognised in Income Statement	-	(3)	-	-	-	(3)
Other	2	-	-	-	-	2
Closing EEV	3,533	998	280	49	(75)	4,785

Capital movements mainly reflect dividend transfers to Standard Life plc.

(c) Segmental analysis of opening and closing EEV

At 30 June 2007	UK	Canada	Europe	Other	HWPF TVOG	Total
	£m	£m	£m	£m	£m	£m
Analysis of EEV						
Free surplus	656	24	(9)	49	-	720
PVIF	2,693	601	278	-	(92)	3,480
Required capital	32	526	4	-	-	562
Cost of capital	(11)	(250)	(2)	-	-	(263)
Opening EV	3,370	901	271	49	(92)	4,499
Analysis of EEV						
Free surplus	682	132	(20)	49	-	843
PVIF	2,818	616	298	-	(75)	3,657
Required capital	51	532	6	-	-	589
Cost of capital	(18)	(282)	(4)	-	-	(304)
Closing EEV	3,533	998	280	49	(75)	4,785

2.3 Analysis of new business contribution

The following table sets out the premium volumes and contribution from new business written by the life and related businesses, consistent with the definition of new business set out in note 2.14.

New business contribution (NBC) is shown after the effect of required capital.

6 months to 30 June 2007	New Business Contribution	New Business Sales		PVNBP Margins*
	Post Cost of Capital	PVNBP	APE	Post Cost of Capital
	£m	£m	£m	%
Pensions – Retail	87	4,579	639	1.9
Pensions – Institutional	2	982	98	0.2
Life	17	1,123	112	1.5
Annuities	31	257	26	12.0
Protection	(4)	13	2	(32.4)
UK total	133	6,954	877	1.9
Canada	14	589	56	2.3
Europe	4	513	56	0.8
Other	-	125	20	-
Total	151	8,181	1,009	1.8

* PVNBP margins are calculated on the underlying unrounded numbers.

2.4 Experience variances

6 months to 30 June 2007	UK	Canada	Europe	HWPF TVOG	Total
	£m	£m	£m	£m	£m
Lapses	(25)	-	(3)	-	(28)
Maintenance expenses	1	(2)	(1)	-	(2)
Mortality and morbidity	-	-	-	-	-
Tax	(4)	19	(2)	-	13
Other	-	2	2	(2)	2
Total	(28)	19	(4)	(2)	(15)

The UK lapse variance consists of negative £14m for life business, where lapses have continued at a level above the long term assumptions, negative £9m relating to pension conversions to paid-up policies (mainly in respect of a large internal transfer between products) and negative £2m of other lapse variances. No variances are shown in respect of lapses on pensions business, as any adverse experience is reflected in the reduction in the short term lapse provision – this has reduced from £60m at the start of the year to £25m at 30 June 2007. The adequacy of lapse assumptions will be reviewed as part of the annual review of all non-economic assumptions and reflected in the full year results.

The lapse variance in Europe largely relates to life business in Ireland.

Positive experience variances in Canada were mainly attributed to favourable tax variances.

The HWPF TVOG variances reflect the adverse impact of increasing equity backing ratios on some with profit policies, partly offset by benefits from improved modelling of management actions.

2.5 Operating assumption changes

6 months to 30 June 2007	UK	Canada	Europe	HWPF TVOG	Total
	£m	£m	£m	£m	£m
Lapses	(4)	-	-	-	(4)
Maintenance expenses	1	-	-	-	1
Mortality and morbidity	-	-	-	-	-
Other	-	-	4	-	4
Total	(3)	-	4	-	1

2.5 Operating assumption changes *continued*

In general, operating assumptions for the main classes of business, including most expense and other non-economic assumptions, are reviewed on an annual basis. The impact of this review will be reflected in the full year results.

The UK assumption change for lapses arises from updates to minor classes of business, to make assumptions more consistent with those used for major product classes.

The positive £4m change for Europe is mainly driven from modelling and data improvements in Germany and Ireland.

2.6 Time value of options and guarantees (TVOG)

	30 June 2007	31 December 2006
	£m	£m
UK and Europe HWPF	(75)	(92)
UK – Other	-	-
Canada	(15)	(13)
Europe – Other	(1)	(2)
Total	**(91)**	**(107)**

The fall in the provision for HWPF TVOG is largely driven by changes in economic assumptions arising from the increase in risk free rates.

The allowance for non-market risk within the overall TVOG has not been revised at June 2007. This is reviewed on an annual basis. The impact of this review will be reflected in the full year results.

2.7 Non-covered business

Non-covered business includes various non-life and pension companies, including mutual fund companies, on an IFRS basis together with income on assets held in the Group's holding company, Standard Life plc.

2.8 EEV – reconciliation of movements in consolidated balance sheet

	6 months 2007
	£m
Opening EEV	5,608
Total recognised income and expenses for the period	419
Distributions to equity holders	(114)
Reserves credit for employee share-based payment schemes	3
Vested employee share-based payment schemes	(5)
Closing EEV	**5,911**

2.9 Reconciliation of EEV net assets to IFRS net assets

	30 June 2007	31 December 2006
	£m	£m
Net assets on an EEV basis	5,911	5,608
Present value of in-force life and pensions business	(3,353)	(3,217)
EEV net worth	**2,558**	**2,391**
Adjustment of long-term debt to market value	23	92
Canadian mark-to-market	159	273
Deferred acquisition cost/(Deferred income reserve)	146	98
Other	27	24
Net assets on an IFRS basis	**2,913**	**2,878**

Reconciling items are shown net of tax where appropriate.

2.10 Analysis of life and pensions EEV PVIF and net worth movements (net of tax)

(a) Total

6 months to 30 June 2007	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	**720**	**562**	**1,282**	**3,217**	**4,499**
Contribution from new business	(174)	21	(153)	262	109
Contribution from in-force business:					
Expected return on existing business	(1)	13	12	131	143
Expected return transfer to net worth	269	(18)	251	(251)	-
Experience variances	(10)	9	(1)	(12)	(13)
Operating assumption changes	31	-	31	(30)	1
Development costs	(6)	-	(6)	1	(5)
Expected return on free surplus	2	-	2	-	2
Operating profit after tax	**111**	**25**	**136**	**101**	**237**
Investment return and tax variances	4	(17)	(13)	34	21
Economic assumption changes	73	(15)	58	(21)	37
Profit after tax	**188**	**(7)**	**181**	**114**	**295**
Capital injections/(dividends)	(68)	-	(68)	-	(68)
Transfer back of surplus to SLI	(11)	-	(11)	-	(11)
Actuarial gains/(losses) on defined benefit pension schemes	10	-	10	-	10
Foreign exchange rate movements	5	34	39	22	61
Aggregate tax effect of items not recognised in income statement	(3)	-	(3)	-	(3)
Other	2	-	2	-	2
Closing EEV	**843**	**589**	**1,432**	**3,353**	**4,785**

(b) UK and HWPF TVOG

6 months to 30 June 2007	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	**656**	**32**	**688**	**2,590**	**3,278**
Contribution from new business	(138)	15	(123)	219	96
Contribution from in-force business:					
Expected return on existing business	(1)	1	-	104	104
Expected return transfer to net worth	193	(1)	192	(192)	-
Experience variances	(12)	2	(10)	(12)	(22)
Operating assumption changes	31	-	31	(33)	(2)
Development costs	(3)	-	(3)	-	(3)
Expected return on free surplus	7	-	7	-	7
Operating profit after tax	**77**	**17**	**94**	**86**	**180**
Investment return and tax variances	(44)	1	(43)	33	(10)
Economic assumption changes	33	1	34	16	50
Profit after tax	**66**	**19**	**85**	**135**	**220**
Capital injections/(dividends)	(32)	-	(32)	-	(32)
Transfer back of surplus to SLI	(10)	-	(10)	-	(10)
Actuarial gains/(losses) on defined benefit pension schemes	-	-	-	-	-
Foreign exchange rate movements	-	-	-	-	-
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	2	-	2	-	2
Closing EEV	**682**	**51**	**733**	**2,725**	**3,458**

2.10 Analysis of life and pensions EEV PVIF and net worth movements (net of tax) *continued*

(c) Canada

6 months to 30 June 2007	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	24	526	550	351	901
Contribution from new business	(4)	5	1	9	10
Contribution from in-force business:					
Expected return on existing business	-	12	12	18	30
Expected return transfer to net worth	43	(17)	26	(26)	-
Experience variances	7	6	13	(1)	12
Operating assumption changes	-	-	-	-	-
Development costs	-	-	-	-	-
Expected return on free surplus	-	-	-	-	-
Operating profit after tax	46	6	52	-	52
Investment return and tax variances	46	(18)	28	8	36
Economic assumption changes	38	(16)	22	(47)	(25)
Profit after tax	130	(28)	102	(39)	63
Capital injections/(dividends)	(33)	-	(33)	-	(33)
Transfer back of surplus to SLI	(1)	-	(1)	-	(1)
Actuarial gains/(losses) on defined benefit pension schemes	9	-	9	-	9
Foreign exchange rate movements	6	34	40	22	62
Aggregate tax effect of items not recognised in income statement	(3)	-	(3)	-	(3)
Other	-	-	-	-	-
Closing EEV	132	532	664	334	998

(d) Europe and Other

6 months to 30 June 2007	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	40	4	44	276	320
Contribution from new business	(32)	1	(31)	34	3
Contribution from in-force business:					
Expected return on existing business	-	-	-	9	9
Expected return transfer to net worth	33	-	33	(33)	-
Experience variances	(5)	1	(4)	1	(3)
Operating assumption changes	-	-	-	3	3
Development costs	(3)	-	(3)	1	(2)
Expected return on free surplus	(5)	-	(5)	-	(5)
Operating profit after tax	(12)	2	(10)	15	5
Investment return and tax variances	2	-	2	(7)	(5)
Economic assumption changes	2	-	2	10	12
Profit after tax	(8)	2	(6)	18	12
Capital injections/(dividends)	(3)	-	(3)	-	(3)
Transfer back of surplus to SLI	-	-	-	-	-
Actuarial gains/(losses) on defined benefit pension schemes	1	-	1	-	1
Foreign exchange rate movements	(1)	-	(1)	-	(1)
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	-	-	-	-	-
Closing EEV	29	6	35	294	329

2.11 Market value of subordinated liabilities within covered business

	30 June 2007	31 December 2006
	£m	£m
UK	(1,626)	(1,691)
Canada	(193)	(198)
Total	(1,819)	(1,889)

Subordinated liabilities within EEV are based on the market value of the debt and are part of covered business. The Free Surplus shown in note 2.2(c) is net of these liabilities.

2.12 Principal economic assumptions – deterministic calculations – life and pensions

(a) Gross investment returns and expense inflation

At 30 June 2007	UK	Canada	Europe
	%	%	%
Gross investment returns			
Risk free	5.57	4.53	4.57
Corporate bonds	6.15	*	n/a
Equities	8.57	8.60	7.57
Property	7.57	8.60	6.57
Other			
Expense inflation:	4.13	**	
Germany			2.63
Ireland			3.54

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 2.0% in 2007. The rate in subsequent years is based on a moving 30 year bond yield less a variable deduction.

At 31 December 2006	UK	Canada	Europe
	%	%	%
Gross investment returns			
Risk free	4.83	4.11	3.95
Corporate bonds	5.40	*	n/a
Equities	7.83	8.60	6.95
Property	6.83	8.60	5.95
Other			
Expense inflation:	3.97	**	
Germany			2.55
Ireland			3.46

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.69% in 2006 decreasing by 0.10% per year to 1.19% in 2011 and later years.

2.12 Principal economic assumptions – deterministic calculations – life and pensions *continued*

(b) Risk discount rates – in-force business

At 30 June 2007	UK HWPF	UK equity holder owned funds	Canada	Europe HWPF	Europe equity holder owned funds
	%	%	%	%	%
Risk margin – in-force business					
Risk margin before cost of capital adjustment:					
Market risk	1.90	1.95	1.70	1.90	1.95
Non-market risk	1.30	0.25	1.80	1.30	0.25
Total	**3.20**	**2.20**	**3.50**	**3.20**	**2.20**
Cost of capital adjustment	-	(0.30)	(1.00)	-	(0.30)
Risk margin after cost of capital adjustment	**3.20**	**1.90**	**2.50**	**3.20**	**1.90**
Risk discount rates – in-force business					
Risk free	5.57	5.57	4.53	4.57	4.57
Risk margin*	3.20	1.90	2.50	3.20	1.90
Risk discount rate	**8.77**	**7.47**	**7.03**	**7.77**	**6.47**

* Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 3.0% and 2.9% respectively.

At 31 December 2006	UK HWPF	UK equity holder owned funds	Canada	Europe HWPF	Europe equity holder owned funds
	%	%	%	%	%
Risk margin – in-force business					
Risk margin before cost of capital adjustment:					
Market risk	1.75	1.55	1.70	1.75	1.55
Non-market risk	1.30	0.25	1.80	1.30	0.25
Total	**3.05**	**1.80**	**3.50**	**3.05**	**1.80**
Cost of capital adjustment	(0.05)	(0.10)	(1.00)	(0.05)	(0.10)
Risk margin after cost of capital adjustment	**3.00**	**1.70**	**2.50**	**3.00**	**1.70**
Risk discount rates – in-force business					
Risk free	4.83	4.83	4.11	3.95	3.95
Risk margin*	3.00	1.70	2.50	3.00	1.70
Risk discount rate	**7.83**	**6.53**	**6.61**	**6.95**	**5.65**

* Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.9% and 2.8% respectively.

At June 2007 market risk margins and cost of capital adjustments have been updated to reflect changes in the mix of business and asset allocations. Non-market risk margins are only updated once a year, and any change will be reflected in the full year results.

The 0.2% increase in the HWPF and equity holder owned funds risk margins reflect the change in mix of business within each fund over the period. As well as the increase in risk margins, risk discount rates in all territories have increased as a result of increases in risk free rates.

The impact of all these changes in risk discount rates has been included in the Effect of economic assumption changes shown in note 2.2(a). The amounts within these totals that relate to the changes in risk discount rates are for UK (£200m negative), for Europe (£19m negative) and for Canada (£64m negative).

(c) Risk discount rates – new business

6 months to 30 June 2007	UK HWPF	UK equity holder owned funds	Canada	Europe HWPF	Europe equity holder owned funds
	%	%	%	%	%
Risk margin – new business					
Risk margin before cost of capital adjustment:					
Market risk	2.15	2.10	1.75	2.15	2.10
Non-market risk	0.35	1.10	2.05	0.35	1.10
Total	**2.50**	**3.20**	**3.80**	**2.50**	**3.20**
Cost of capital adjustment	-	(0.30)	(0.90)	-	(0.30)
Risk margin after cost of capital adjustment	**2.50**	**2.90**	**2.90**	**2.50**	**2.90**
Risk discount rates – new business					
Risk free[1]	4.83	4.83	4.11	3.95	3.95
Risk margin[2]	2.50	2.90	2.90	2.50	2.90
Risk discount rate	**7.33**	**7.73**	**7.01**	**6.45**	**6.85**

[1] As the new business contribution is calculated using start of period economic assumptions, the risk free rates shown here represent market yields at 31 December 2006.

[2] Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.8% and 2.9% respectively.

2.13 Principal economic assumptions – stochastic calculations

Characteristics of economic scenario generator used for HWPF TVOG – UK and Europe life and pensions

The asset model simulates economic time series using a monthly time-step over 40 years. The time series produced include a cash account index, a gross redemption yield term structure, an equity total return index, a property total return index, equity dividend yields, property rental yields, price inflation and earnings inflation. Investment returns for corporate bonds are allowed for implicitly in the projection of asset shares. The asset model allows option-pricing techniques to be used to value the guarantees embedded within policies. The model is run in a risk neutral universe where, on average, all assets return the risk free rate of return. This risk free rate of return is taken to be the return on the cash account.

Choice of parameters and justification

Nominal short-rate

The parameters required to specify the Black-Karasinski model are determined by optimisation to achieve a satisfactory fit to the following calibration instruments:

- Bank of England Gilt spot-rate term structure (25 year term structure extrapolated to 40 years using a constant forward rate assumption) adjusted to allow for 'convenience premium' associated with Gilt prices.
- Ten year swap swaption implied volatility for option terms out to 30 years increased to allow for a proportion of the fixed interest portfolio being invested in credit risky bonds.

Real short-rate

The parameters required to specify the Vasicek model are determined by optimisation to achieve a satisfactory fit to the Bank of England Index Linked Gilt real spot-rate term structure (25 year term structure extrapolated to 40 years using a constant forward rate assumption) adjusted to maintain the market nominal yield/real yield gap. The volatility of the process is controlled with best estimate parameters.

Equity volatility

The calibration implied volatilities were supplied by investment banks based on FTSE 100 price return options. The calibration data included options with a range of terms and strike prices.

Property volatility

As there is no property option market it is not possible to determine implied market property volatility so a level best estimate is used. The property volatility is determined using Investment Property Databank (IPD) UK data and de-smoothing it to determine an estimate for true underlying property return volatility.

Income yields

Long-term estimates for income yields on property and equity cannot be derived from market instruments. However, these parameters are not of significant consequence as the guarantees being valued are based on total return rather than capital return.

Correlations

The correlations between asset class returns are implied by specifying the correlations between the random innovations driving the various stochastic processes within the asset model.

The correlations between the major asset classes are targeted at:

- Equity/Property = 0.2
- Equity/Bonds = 0.2
- Property/Bonds = 0.1

These correlations are determined from historical analysis of asset class returns. It should be noted that the limited quantity of data results in large confidence intervals for the values of the correlations.

2.14 European embedded value methodology

Covered business

For the purposes of EEV reporting, a distinction is drawn between covered business to which EEV methodology is applied and non-covered business where results and balances are based on those determined under IFRS and included in the IFRS financial statements unless otherwise stated.

The Group's covered business is its life assurance and pensions businesses in the United Kingdom, Canada, Europe (Germany including Austria, and Ireland) and Other (Asia Pacific), as well as the current and future profits and losses from Standard Life Investments (SLI) arising on its management of funds relating to the life and pensions businesses. As the businesses included in 'other' are not material in the context of the Group they have been included at their IFRS value.

UK covered business also includes:

- Non-insured Self Invested Personal Pension (SIPP) business.
- Those elements of Wrap business that are contained within a long-term product wrapper i.e. bonds, SIPPs and mutual funds.

The categories of business included within covered business are unchanged from those reported in the Annual Report and Accounts for the period ended 31 December 2006.

The Group's non-covered business mainly includes the business of Standard Life Bank (SLB), Standard Life Healthcare (SLH), the third party investment management business of SLI as well as other non-life and pensions entities.

Value of in-force covered business

The value of future equity holders' cash flows is calculated for each material business unit on an after-tax basis, projected using best estimate future assumptions as described below.

Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the profits and losses arising in Group companies providing investment management and other services where these relate to covered business. This is referred to as the 'look through' into service company expenses.

The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. In particular, a deduction is made from the present value of the best estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

Free surplus

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets in the equity holders' fund, plus the value of the equity holders' interest in the surplus of the long-term fund, after appropriate allowance for tax, less the required capital supporting the covered business.

For some assets and liabilities where market value is not the normal basis for accounting, as in Canada, the free surplus is restated to market value, adjusted as required to allow for the present value of any tax which would become payable if the assets were realised.

Allowance for risk

Under the EEV Principles and Guidance, risks within the covered business are allowed for in the following ways:

- application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk free rate;
- holding of required capital for the covered business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- allowing for TVOG.

Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, the Group has opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected

2.14 European embedded value methodology *continued*

'real world' asset returns equates with the PVIF calculated using 'risk neutral' investment returns and discount rates. In this way, the benefits of assuming higher than risk free returns on future cash flows are offset by using a higher discount rate. However, when returns above the risk free rate arise from the additional returns available from investing in illiquid assets, namely corporate bonds and mortgages, where they are matched to appropriate liabilities, these are not offset in determining the discount rate. Allowance has then been made for non-market risk by applying stress tests to the PVIF using the Group's internal capital model, and quantifying an additional risk margin based on the results of the stress tests. The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with the Group's internal capital model.

Separate risk discount rates have been calculated for in-force and new business and for the principal geographic segments (UK, Europe and Canada). Within the UK and Europe, separate risk margins are calculated for profits emerging on policies inside the HWPF (regardless of whether these profits emerge directly from the HWPF or by reassurance into other Group entities) and on policies that are in equity holder owned funds. For HWPF policies, there is a significant inter-Group reassurance agreement in respect of mortality surpluses on annuities, which are reassured out of the HWPF. The HWPF risk margin anticipates diversification benefits including the annuity mortality risk, since the overall capital structure also benefits from this diversification.

The risk margins are also reduced to allow for any cost of required capital (excluding double taxation cost) which is already reflected within the EEV.

Market risk margins are reviewed at each valuation date, allowing for changes in risk profile arising from movements in asset mix. Non-market risk margins are reviewed in detail once a year.

The values of the risk discount rates used for this reporting period are provided in note 2.12.

Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the covered business whose distribution to equity holders is restricted. As a minimum, this will represent the capital requirement of the local regulator.

The Group has set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, the Group excludes any required capital which is provided by the existing surplus in the HWPF, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the HWPF would need to be provided by assets in the equity holders' fund. Projections show that the surplus in the HWPF is expected, on best estimate assumptions, to cover this level of required capital at the valuation date and in future years.

The levels of required capital in the current EEV calculations are therefore as follows:

- UK and Europe (business in HWPF) – no capital requirement in excess of statutory reserves or asset shares is valued in the EEV.
- UK and Europe (business in equity holder owned funds) – 100% of EU minimum regulatory capital, which is higher in aggregate than Standard Life's internal risk-based capital requirement.
- Canada – the level of required capital is taken as 150% of minimum continuing capital and surplus requirements (MCCSR).

Time value of financial options and guarantees

The TVOG represents the potential additional cost to equity holders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.

UK and Europe – HWPF

The main source of TVOG in the Group EEV arises from the HWPF. Under the terms of the Scheme, this type of option for the UK, Germany and Ireland arises only when the HWPF has insufficient assets to pay guaranteed policy benefits and the equity holders must therefore forgo receipt of expected equity holder cash flows from the HWPF. The main options and guarantees within the HWPF in respect of UK and European business relate to with profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the HWPF at any point in time will be sensitive to:

- the level of the residual estate (working capital in the HWPF);
- investment conditions in terms of bond yields, equity and property values and implied market volatility; and
- the investment profile of the assets backing the applicable policies at the time the TVOG is calculated.

The level of the TVOG has been calculated by a model which projects the HWPF under a large number of different future economic scenarios. Particular features of this calculation are:

- the projected economic scenarios and the methodology used to discount equity holder cash flows are based on market consistent assumptions;
- the total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk free bonds;
- changes in policyholder behaviour are allowed for according to the particular economic scenario;
- changes in management actions, including the dynamic guarantee deductions, are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the HWPF will be managed in future as described in the Scheme and in the Principles and Practices of Financial Management (PPFM); and
- each projection allows for the gradual release of the residual estate over time to policyholders where there are sufficient funds to do so.

UK and Europe – Other
Most with profits business written post demutualisation is managed in a number of new with profits funds. For the present reporting period, the only significant volumes of this type of new business have arisen in Germany. These policies have guarantees relating to benefits available on the policy maturity date. These guarantees increase each year with the addition of bonuses.

Equity holder assets are at risk if the resources of these with profits funds are insufficient to pay the guaranteed benefits. The level of the TVOG has been calculated using stochastic techniques. The TVOG has reduced both the NBC as well as the closing PVIF for Europe.

Canada
The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

Other economic assumptions

The assumed investment returns reflect the Group's estimates of expected returns on principal asset classes, and are, in general, based on market conditions at the date of calculation of the EEV.

The inflation rates assumed are, in general, based on the market-implied long-term price inflation plus a margin to allow for salary inflation.

Details of the assumptions used for this reporting period are provided in note 2.12.

Non-economic assumptions

Non-economic assumptions for the main classes of business, including most expense assumptions, are reviewed on an annual basis.

Expense assumptions

Expense assumptions on a per policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions. No future productivity gains have been anticipated in deriving expense assumptions.

In determining future expenses in relation to covered business, no allowance has been made in the EEV or the NBC for any allocation of Group corporate centre costs.

Development costs represent specific costs incurred which are considered temporary in nature and are not expected to occur again.

Costs related to demutualisation and related restructuring have been excluded from the EEV results where it has been agreed that these costs are to be met by the HWPF and therefore would not form part of the surplus cash flows.

2.14 European embedded value methodology *continued*

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of Standard Life Investments in providing investment management services to the life and pensions business rather than the investment fees actually charged.

Expenses – pension scheme deficits

Pension scheme deficits have been included in accordance with International Accounting Standard (IAS) 19 *Employee Benefits.*

Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take-up, surrenders and withdrawals. The assumptions reflect the Directors' best estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

Lapse rate assumptions in the UK have been set by reference to expected future trends. For some contracts this includes an assumption that current lapse levels are temporarily high due to the effect of the Group's demutualisation and other market features, and that these will reduce over time to a lower long-term rate.

Annuitant mortality assumptions use a combination of base mortality rates, which are generally set by reference to recent experience, and expected future changes in mortality. The latter uses data provided by the Continuous Mortality Investigation Bureau in the UK and the Canadian Institute of Actuaries in Canada along with other company specific considerations.

Assumptions regarding option take-up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect the Directors' best estimate of how policyholder behaviour may vary in such circumstances.

New business

Definition of new business
New business includes new policies written during the period and some increments to existing policies.

For the UK, classification as new or existing business is determined as follows (using the approach used for the published new business figures):

- New recurrent single premium business is classified as new regular premium business to the extent that it is deemed likely to renew.
- Department of Work and Pensions (DWP) rebates are deemed to be new single premiums.
- Pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business.
- Pensions vesting under other group contracts and individual pensions are included as new business.
- Products substituted due to the exercise of standard contract terms are not deemed to be new business.
- All increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Germany, new business comprises:

- New contracts written during the period.
- Increases to premium indexation, i.e. increases to premium above those assumed at policy inception.

Consistent with this categorisation of new business, the new business contribution for Germany is calculated assuming a specific level of future premium indexation. Similarly, it is assumed that premiums on 'Low Start' policies increase at the end of the low start period.

For Ireland, new business comprises:

- New contracts written during the period.
- New premiums on recurrent single premium contracts.
- Pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business.
- Pensions vesting under other group contracts and individual pensions are included as new business.
- All increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Canada, business is deemed to be 'new business' if a contract has been issued during the reporting period. The new business contribution also includes the value of renewal premiums for a new contract, where the renewal premiums are (i) contractual, (ii) non-contractual but reasonably predictable, or (iii) recurrent single premiums that are pre-defined and reasonably predictable. The present value of future net income attributable to renewal premiums on existing group pension and savings contracts, including those from new members, is not included as new business. Since all deposits (new and renewal) in individual segregated funds business attract a new business / first year commission, this business is treated as new business for EEV purposes.

New business contribution

The contribution generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business. NBC before tax is calculated by grossing up the contribution after tax at the full corporation tax rate for UK business and at other equivalent rates of tax for other countries. NBC is calculated as at the end of the reporting period.

The economic assumptions used are those at the start of the reporting period, and the non-economic assumptions are those at the end of the reporting period. An exception to this policy is annuity business in the UK, where to ensure consistency between the economic assumptions used in the new business contribution and those used in pricing the business and in the calculation of mathematical reserves, the economic assumptions used are updated at the beginning of each quarter during the reporting period.

PVNBP and APE

New business sales are expressed on two bases: present value of new business premiums (PVNBP) and annual premium equivalent (APE). The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale. The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate NBC, except that the PVNBP is discounted using the relevant opening risk free rate rather than the risk discount rate. APE is equal to the total of regular premiums plus 10% of single premiums received during the applicable period.

Tax

The opening and closing EEV numbers for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise. Attributable tax and profit before tax are derived by grossing-up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing-up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

Transfers to equity holders from the HWPF will, in the first instance, be funded from unallocated surplus transferred from The Standard Life Assurance Company (SLAC) on demutualisation. The profit after tax result is stated after allowing for this and takes into account the risk of markets moving adversely in the future which would reduce the amount that can be transferred to equity holders from the unallocated surplus. These transfers can be made without equity holder tax arising for a number of years. Over time the actual effective tax rate on these transfers will move toward the standard rate of corporation tax.

For non-covered business, attributed tax is consistent with the IFRS financial statements shown in the Interim Results, unless otherwise stated.

Subordinated liabilities

On demutualisation UK subordinated liabilities and subordinated members' accounts were transferred to Standard Life plc on an adjusted cost basis with assets equal in value to this amount. The liability in respect of this plus subordinated debt issued by the Canadian companies forms part of covered business and has been deducted at market value within the EEV (less an adjustment for tax where appropriate).

For non-covered business, no adjustment is made to the IFRS valuation of debt.

Foreign exchange

Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rates. NBC and other profit and loss account items have been translated using average exchange rates. Differences arising from foreign exchange movements on consolidation are presented separately within the EEV consolidated statement of recognised income and expense.

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3 International Financial Reporting Standards (IFRS)

IFRS condensed consolidated income statement

	Notes	6 months 2007 £m	6 months 2006 £m	Full year 2006 £m
Revenue				
Net earned premium		1,848	1,779	3,963
Net investment return		3,338	2,332	10,779
Fee and commission income		296	241	521
Other income		25	22	86
Total net revenue		**5,507**	**4,374**	**15,349**
Expenses				
Net insurance benefits and claims		3,984	2,136	6,597
Net change in policyholder liabilities		439	797	5,638
Administrative expenses	3.3	972	1,237	2,191
Change in liability for third party interest in consolidated funds		34	3	116
Finance costs		59	57	114
Total expenses		**5,488**	**4,230**	**14,656**
Share of profits from associates and joint ventures		59	63	117
Profit before tax		**78**	**207**	**810**
Tax expense attributable to policyholders' returns	3.5	15	125	357
Profit before tax attributable to equity holders		**63**	**82**	**453**
Total tax (credit)/expense	3.5	(37)	125	415
Less: Tax expense attributable to policyholders' returns	3.5	(15)	(125)	(357)
Tax (credit)/expense attributable to equity holders' profits	3.5	(52)	-	58
Profit for the period		**115**	**82**	**395**
Attributable to:				
Equity holders of Standard Life plc		57		283
Minority interest		58	82	112
		115	**82**	**395**
Earnings per share				
Basic (pence per share)	3.4	2.7		13.5
Diluted (pence per share)	3.4	2.6		13.0

Prior to the demutualisation of The Standard Life Assurance Company (SLAC) on 10 July 2006, the parent company of the Group was a mutual insurer and the results of the Group were attributable to participating policyholders. The format of the condensed consolidated income statement has been revised from that reported for the six months ended 30 June 2006, to align the presentation more closely with that of an equity holder owned company. Certain items are presented on lines different to those reported in the condensed consolidated income statement for the six months ended 30 June 2006. The condensed consolidated income statement for the year ended 31 December 2006 combines the results for the period 1 January to 10 July 2006 when the parent company of the Group was a mutual insurer with the results for the period 10 July to 31 December 2006 when the parent company of the Group was equity holder owned. The presentation of the condensed consolidated income statement is explained in notes 3.1 and 3.12.

The parent company of the Group did not issue shares or have equity holders prior to the demutualisation of The Standard Life Assurance Company and therefore there are no amounts attributable to equity holders or earnings per share for the six months ended 30 June 2006. For the year ended 31 December 2006 the amount attributable to equity holders and earnings per share arises from the period 10 July to 31 December 2006.

Subsequent to 30 June 2007, the Directors have proposed an interim dividend for 2007 of 3.8 pence per ordinary share, an estimated £83m in total. The dividend will be paid on 30 November 2007. This dividend will be recorded as an appropriation of retained earnings in the financial statements for the year ended 31 December 2007.

During the 6 months to 30 June 2007 the Directors declared a final dividend for the period 10 July to 31 December 2006 of 5.4 pence per ordinary share totalling £114m.

IFRS pro forma reconciliation of Group underlying profit to profit for the period

For the six months ended 30 June 2007

	6 months 2007 £m	Period 10 July to 31 December 2006 £m
Underlying profit before tax attributable to equity holders of Standard Life plc		
Life and pensions		
UK	91	110
Canada	64	100
Europe	19	51
Other	(6)	(7)
Total life and pensions	168	254
Investment management	40	37
Banking	14	21
Healthcare and general insurance	4	13
Other	(7)	(35)
Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items	**219**	**290**
Profit attributable to minority interest	58	60
Underlying profit before tax attributable to equity holders and adjusted items	**277**	**350**
Adjusted for the following items:		
Volatility arising on different asset and liability valuation bases	(211)	68
Impairment of intangibles	-	(5)
Restructuring expenses	(3)	(12)
Profit before tax attributable to equity holders	**63**	**401**
Tax (credit)/expense attributable to:		
Underlying profit	8	39
Adjusted items	(60)	19
Total tax (credit)/expense	(52)	58
Profit for the period	**115**	**343**

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006 the results of the Group were attributable to participating policyholders and the parent company of the Group did not have equity holders. Therefore, the pro forma reconciliation of Group underlying profit to profit for the period is only presented for the period from 10 July to 31 December 2006 in the prior year.

Underlying profit is calculated by adjusting the profit for the period for volatility that arises from different International Financial Reporting Standards (IFRS) measurement bases for liabilities and backing assets, volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS, restructuring costs, impairment of intangibles and profit or loss arising on the disposal of a subsidiary, joint venture or associate. The Directors believe that, by eliminating this volatility from equity holder profit, they are presenting a more meaningful indication of the underlying business performance of the Group.

IFRS condensed consolidated balance sheet

	Notes	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Assets				
Intangible assets		62	62	60
Deferred acquisition costs		573	308	445
Investments in associates and joint ventures		2,867	2,477	3,237
Investment property		11,728	10,645	11,338
Property, plant and equipment		1,118	797	1,067
Reinsurance assets		762	793	740
Loans and receivables		12,075	12,155	12,021
Investment securities		100,833	90,292	97,224
Other assets		4,100	2,433	2,497
Cash and cash equivalents		4,059	4,080	3,962
Total assets		**138,177**	**124,042**	**132,591**
Equity				
Share capital	3.6	210		210
Share premium reserve		799		799
Retained earnings		260		298
Other reserves		1,644		1,571
Capital and reserves attributable to equity holders of Standard Life plc		2,913		2,878
Minority interest		343	683	307
Total equity		**3,256**		**3,185**
Liabilities				
Non-participating contract liabilities	3.7	76,976	64,967	71,133
Participating contract liabilities	3.7	38,121	40,966	39,996
Third party interest in consolidated funds		1,395	347	961
Borrowings	3.8	6,601	6,340	6,506
Subordinated liabilities		1,838	1,881	1,834
Deferred income		293	249	257
Income tax liabilities		681	661	883
Customer accounts related to banking activities and deposits by banks		5,018	5,197	5,071
Other liabilities		3,998	2,751	2,765
Total liabilities		**134,921**	**123,359**	**129,406**
Total equity and liabilities		**138,177**	**124,042**	**132,591**

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006, the parent company of the Group did not issue shares or report retained earnings and reserves were recognised as part of the unallocated divisible surplus. Therefore, there are no comparative balances for capital and reserves attributable to equity holders of Standard Life plc as at 30 June 2006.

IFRS condensed consolidated statement of recognised income and expense

For the six months ended 30 June 2007

	6 months 2007	6 months 2006	Full year 2006
	£m	£m	£m
Fair value gains on cash flow hedges	21	14	19
Actuarial gains/(losses) on defined benefit pension schemes	23	(10)	(12)
Revaluation of land and buildings	43	44	66
Exchange differences on translating foreign operations	14	(101)	(214)
Equity movements transferred to unallocated divisible surplus	5	-	1
Retained earnings arising on demutualisation	-	-	17
Aggregate policyholder tax effect of items not recognised in income statement	(2)	4	4
Aggregate equity holder tax effect of items not recognised in income statement	(10)	-	(8)
Other	-	1	4
Net income/(expense) not recognised in income statement	**94**	**(48)**	**(123)**
Profit for the period	115	82	395
Total recognised income for the period	**209**	**34**	**272**
Transfer from unallocated divisible surplus	-	48	45
	209	**82**	**317**
Attributable to:			
Equity holders of Standard Life plc	151		205
Minority interest	58	82	112
	209	**82**	**317**

The condensed consolidated statement of recognised income and expense presentation has been revised as described in notes 3.1 and 3.12. For the six months ended 30 June 2006, the net income/(expense) not recognised in the condensed consolidated income statement is transferred to the unallocated divisible surplus. Therefore, for the six months ended 30 June 2006, the 'Total recognised income for the period' represents the sum of the net income/(expense) not recognised in the condensed consolidated income statement and the increase in net assets attributable to minority interest. For the year ended 31 December 2006, the 'Total recognised income for the period' represents the sum of the net income/(expense) not recognised in the condensed consolidated income statement and the increase in net assets attributable to minority interest for the period 1 January to 10 July 2006 plus the total recognised income for the period 10 July to 31 December 2006.

Prior to the demutualisation of The Standard Life Assurance Company on the 10 July 2006, the parent company of the Group did not have equity holders and therefore there are no amounts attributable to equity holders for the six months ended 30 June 2006. For the year ended 31 December 2006, the amount attributable to equity holders and earnings per share only arises from the period 10 July to 31 December 2006.

Subsequent to the listing of the shares of Standard Life plc on the London Stock Exchange on 10 July 2006, there have been significant movements in consolidated equity, which are summarised below:

	Notes	6 months 2007	Period 10 July to 31 December 2006
		£m	£m
Equity at start of period		3,185	-
Minority interest			
Recognised prior to 10 July 2006			260
Change in the period from 10 July to 31 December 2006			(13)
		(22)	247
Total recognised income for the period		209	265
Distributions to equity holders		(114)	-
Issue of share capital for cash, net of transaction costs	3.6	-	1,363
Issue of share capital other than in cash	3.6	-	146
Difference between fair value and book value of the Group at demutualisation		-	(2,065)
Merger relief on issue of demutualisation shares		-	3,214
Reserves credit for employee share-based payment schemes		3	15
Vested employee share-based payment schemes		(5)	-
Equity at end of period		**3,256**	**3,185**

IFRS condensed consolidated cash flow statement

	Notes	6 months 2007 £m	6 months 2006 £m	Full year 2006 £m
Cash flows from operating activities				
Profit before tax		**78**	**207**	**810**
Non-cash movements from operating activities		(15)	(210)	(179)
Net increase in operational assets		(3,504)	(4,187)	(14,250)
Net increase in operational liabilities		3,866	3,782	11,895
Change in unallocated divisible surplus		(170)	296	286
Taxation paid		(203)	(242)	(304)
Net cash flows from operating activities		**52**	**(354)**	**(1,742)**
Cash flows from investing activities				
Net acquisition of property, plant and equipment		(73)	(91)	(275)
Net investment in associates and joint ventures		-	(9)	(9)
Other		(7)	(32)	(36)
Net cash flows from investing activities		**(80)**	**(132)**	**(320)**
Cash flows from financing activities				
Proceeds from other borrowings		15	-	119
Repayment of other borrowings		(28)	-	(131)
Proceeds from issue of ordinary share capital, net of transaction costs	3.6	-	-	1,363
Consideration paid to eligible members in non-permitted countries		-	-	(59)
Capital contributions from minority interest		369	188	329
Interest paid		(56)	(57)	(134)
Distributions paid to minority interest		(2)	(21)	(14)
Ordinary dividends paid		(114)	-	-
Net cash flows from financing activities		**184**	**110**	**1,473**
Net increase/(decrease) in cash and cash equivalents		**156**	**(376)**	**(589)**
Cash and cash equivalents at the beginning of the period		3,720	4,346	4,346
Effects of exchange rate changes on cash and cash equivalents		10	(12)	(37)
Cash and cash equivalents at the end of the period		**3,886**	**3,958**	**3,720**
Supplemental disclosures on cash flow from operating activities				
Interest received		1,697	1,481	3,054
Dividends received		555	705	1,452
Rental income received on investment properties		319	310	634

The condensed consolidated income statement presentation has been revised as described in notes 3.1 and 3.12. In accordance with these revisions, the 'Change in unallocated divisible surplus' has been moved from the line presented in the condensed consolidated cash flow statement for the six months ended 30 June 2006 to be included in the reconciliation of 'Profit before tax' to 'Net cash flows from operating activities'.

Notes to the IFRS financial information

3.1 Accounting policies

(a) Basis of preparation

The Interim Results have been prepared in accordance with the listing rules of the Financial Services Authority (FSA), International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB) as endorsed by the European Union (EU) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies as set out in the Group's Annual Report and Accounts for the year ended 31 December 2006 have been applied in the preparation of the Interim Results.

(b) Presentation of the primary statements

On 10 July 2006, The Standard Life Assurance Company (SLAC) demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc (the Company), were listed on the London Stock Exchange. As a result, the Group operated under two different operating models in the periods that are presented in the Interim Results. For the six months ended 30 June 2007 and the period from 10 July to 31 December 2006 the Group is equity holder owned and for the period from 1 January to 10 July 2006 the parent company of the Group was a mutual insurer.

The condensed consolidated income statement included in the Half Year Report for the six months ended 30 June 2006 was appropriate when the parent company of the Group was a mutual insurer and the presentation reflected that the Group did not report profit. Prior to the demutualisation of SLAC, the balance on the condensed consolidated income statement was transferred to the unallocated divisible surplus. Subsequent to the demutualisation of SLAC, the format has been revised to align the presentation more closely with that of an equity holder owned company. Certain items are presented on different lines in the revised format of the condensed consolidated income statement for the six months ended 30 June 2006 in these Interim Results to those reported in the Half Year Report:

- The amounts included in 'Transfer to the unallocated divisible surplus' for the six months ended 30 June 2006 are reported within expenses;
- The amounts included in 'Result before tax' for the six months ended 30 June 2006 are reported in 'Profit before tax'. Given that the 'transfer to unallocated divisible surplus' is reported within expenses, the amounts reported as 'Profit before tax' for this period are the tax expense and the increase in net assets attributable to minority interest; and
- 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' for the six months ended 30 June 2006. In the revised income statement presentation, the amounts included in this line are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the period'.

The condensed consolidated income statement for the year ended 31 December 2006 combines the results for the period from 1 January to 10 July 2006 when the parent company of the Group was a mutual insurer with the results for the period from 10 July to 31 December 2006 when the parent company of the Group was equity holder owned. The presentation of the results for the period 1 January to 10 July 2006 in the condensed consolidated income statement for the year ended 31 December 2006 are presented in the same format as the results for the six months ended 30 June 2006. Therefore, the amount reported in 'Profit before tax' includes the tax expense plus the increase in net assets attributable to minority interests for the year from 1 January to 31 December 2006 and profit attributable to equity holders for the period from 10 July to 31 December 2006.

The pro forma reconciliation of underlying profit to profit before tax is presented directly after the condensed consolidated income statement to facilitate consideration of this measure in conjunction with the equity holder profit. In this reconciliation, certain items are adjusted against profit attributable to equity holders and the Directors believe they are presenting a more meaningful indication of the underlying business performance of the Group. The reconciliation is only relevant for the six months ended 30 June 2007 and for the period from 10 July to 31 December 2006 when the Group reported a profit and, therefore, reconciliations for the six months ended 30 June 2006 and for the full year from 1 January to 31 December 2006 are not presented.

The condensed consolidated statement of recognised income and expense has been revised in line with the condensed consolidated income statement. As a result of the revision, for the six months ended 30 June 2006, the 'Total recognised income for the period' represents an amalgamation of the 'Net income/(expense) not recognised in the income statement' and the increase in net assets attributable to minority interest. For the year ended 31 December 2006, the 'Total recognised income for the period' represents the sum of the net income/(expense) not recognised in the condensed consolidated income statement and the increase in net assets attributable to minority interest for the period 1 January to 10 July 2006 plus the total recognised income for the period from 10 July to 31 December 2006.

3.1 Accounting policies *continued*

(b) Presentation of the primary statements *continued*

The condensed consolidated cash flow statement has been revised in line with the condensed consolidated income statement, showing 'Profit before tax' and adjusting for the transfers to/from unallocated divisible surplus through the 'Change in unallocated divisible surplus' in the reconciliation to 'Net cash flows from operating activities' for the six months ended 30 June 2006 and for the period from 1 January to 10 July 2006 during the year ended 31 December 2006.

Other than the inclusion of equity, presented as at 30 June 2007 and 31 December 2006, there have been no revisions to the presentation of the condensed consolidated balance sheet.

(c) Interim Results

The Interim Results for the six months ended 30 June 2007 do not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The results for the six months ended 30 June 2007 and 2006 are unaudited, but have been reviewed by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have audited the consolidated statutory accounts for the Group for the year ended 31 December 2006 and their report was unqualified and did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985. The Group's consolidated statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies.

3.2 Segmental analysis

(a) Primary reporting format – Business segments

The Group is managed and organised into five (6 months 2006: four) reportable business segments:

Life and pensions

Life and pensions offers a broad range of pension, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products.

Healthcare and general insurance

Healthcare and general insurance primarily provides insurance cover to customers for medical expenses, accident and sickness.

Investment management

Investment management provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Additionally, investment management services are provided to other business segments.

Banking

Banking offers a range of retail mortgage and deposit products via on-line and telephone operations.

Other

Subsequent to 10 July 2006, other comprises the Group corporate centre and shared service centre. Prior to 10 July 2006, the results for these operations were recorded in the life and pensions segment.

(i) Segmental income statement

6 months to 30 June 2007	Life and pensions	Healthcare and general insurance	Investment management	Banking	Other	Elimination	Total
	£m	£m	£m	£m	£m	£m	£m
Revenue from external customers							
Net earned premium	1,716	132	-	-	-	-	1,848
Net investment return	2,947	-	6	373	12	-	3,338
Other segment income	241	2	71	6	1	-	321
Total revenue from external customers	**4,904**	**134**	**77**	**379**	**13**	-	**5,507**
Inter-segment revenue	8	-	63	-	207	(278)	-
Total segment revenue	**4,912**	**134**	**140**	**379**	**220**	**(278)**	**5,507**
Expenses							
Segment expenses	4,901	136	102	327	235	(272)	5,429
Finance costs	55	-	-	10	-	(6)	59
Total segment expenses	**4,956**	**136**	**102**	**337**	**235**	**(278)**	**5,488**
Share of profits arising from associates and joint ventures	51	4	2	-	2	-	59
Segment result for the period	**7**	**2**	**40**	**42**	**(13)**	-	**78**
Tax expense attributable to policyholders' returns							15
Tax credit attributable to equity holders' profits							(52)
Profit for the period							**115**
Other items included in the income statement are:							
Amortisation of intangible assets	5	-	-	-	-	-	5
Amortisation of deferred acquisition costs	46	17	1	-	-	-	64
Depreciation of property, plant and equipment	1	-	-	-	3	-	4

An analysis of the components of the life and pensions segment result is shown in note 3.2(a) (ii).

3.2 Segmental analysis *continued*

(a) Primary reporting format – Business segments *continued*

(i) Segmental income statement *continued*

6 months to 30 June 2006	Life and pensions	Healthcare and general insurance	Investment management	Banking	Elimination	Total
	£m	£m	£m	£m	£m	£m
Revenue from external customers						
Net earned premium	1,659	120	-	-	-	1,779
Net investment return	1,999	-	2	331	-	2,332
Other segment income	202	-	56	5	-	263
Total revenue from external customers	3,860	120	58	336	-	4,374
Inter-segment revenue	2	-	60	1	(63)	-
Total segment revenue	3,862	120	118	337	(63)	4,374
Expenses						
Segment expenses	3,682	127	111	315	(62)	4,173
Finance costs	49	-	-	9	(1)	57
Total segment expenses	3,731	127	111	324	(63)	4,230
Share of profits from associates and joint ventures	59	3	1	-	-	63
Segment result for the period	190	(4)	8	13	-	207
Tax expense attributable to policyholders' returns						125
Profit for the period						82
Other items included in the income statement are:						
Impairment losses recognised	-	9	-	-	-	9
Impairment losses reversed	(7)	-	-	-	-	(7)
Amortisation of intangible assets	2	1	-	2	-	5
Amortisation of deferred acquisition costs	21	14	1	-	-	36
Depreciation of property, plant and equipment	7	-	-	-	-	7

The condensed consolidated income statement presentation has been revised as described in notes 3.1 and 3.12. An impact of the revisions is that amounts included in 'Transfer to unallocated divisible surplus' for the six months to 30 June 2006 are reported in 'Total expenses' and therefore, are included in 'Segment expenses'. For six months to 30 June 2006, 'Increases in net assets attributable to minority interest' was included below the 'Result before tax' and in the revised income statement presentation, these are reported in 'Profit before tax attributable to equity holders' which appears above 'Profit for the period'.

12 months to 31 December 2006	Life and pensions	Healthcare and general insurance	Investment management	Banking	Other	Elimination	Total
	£m	£m	£m	£m	£m	£m	£m
Revenue from external customers							
Net earned premium	3,714	249	-	-	-	-	3,963
Net investment return	10,065	1	8	693	12	-	10,779
Other segment income	462	2	120	11	12	-	607
Total revenue from external customers	14,241	252	128	704	24	-	15,349
Inter-segment revenue	11	-	122	1	610	(744)	-
Total segment revenue	**14,252**	**252**	**250**	**705**	**634**	**(744)**	**15,349**
Expenses							
Segment expenses	13,515	258	207	629	675	(742)	14,542
Finance costs	98	-	-	18	-	(2)	114
Total segment expenses	**13,613**	**258**	**207**	**647**	**675**	**(744)**	**14,656**
Share of profits arising from associates and joint ventures	104	7	4	-	2	-	117
Segment result for the year	**743**	**1**	**47**	**58**	**(39)**	**-**	**810**
Tax expense attributable to policyholders' returns							357
Tax expense attributable to equity holders' profits							58
Profit for the year							**395**
Other items included in the income statement are:							
Impairment losses recognised	2	8	-	6	-	-	16
Impairment losses reversed	(11)	-	-	-	-	-	(11)
Amortisation of intangible assets	6	-	-	-	-	-	6
Amortisation of deferred acquisition costs	50	31	2	-	-	-	83
Depreciation of property, plant and equipment	3	-	-	-	12	-	15

The condensed consolidated income statement is presented as described in notes 3.1 and 3.12. As a result of this presentation the amounts included in 'Transfer to unallocated divisible surplus' for the period from 1 January to 10 July 2006 are reported within 'Total expenses' and are therefore included in 'Segment expenses'. For the period from 1 January to 10 July 2006, 'increase in net assets attributable to minority interest' was included below the 'Result before tax' and in the income statement presented, these are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the year'.

There are legal restrictions surrounding the holding of shares by occupational pension scheme trustees. Therefore, on demutualisation of SLAC, the shares to which the occupational pension scheme members were entitled were sold as part of the Institutional Offer. The cash raised on the sale of the shares was subsequently remitted to the Group and used to enhance benefits under the policies. £224m is included in the net earned premium for the year ended 31 December 2006 in respect of the proceeds raised from the sale of these shares.

An analysis of the components of the life and pensions segment result is shown in note 3.2(a) (ii).

3.2 Segmental analysis *continued*

(a) Primary reporting format – Business segments *continued*

(ii) Analysis of life and pensions segment result

The Scheme of Demutualisation of The Standard Life Assurance Company (the Scheme) provides that certain recourse cash flows arising in the Heritage With Profits Fund (HWPF) on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of equity holders in the Company. Under the Scheme, such transfers are subject to constraints to protect policyholders. If the recourse cash flows result in a negative amount, then the Shareholder Fund will make a transfer to the HWPF of at least the negative amount. The Scheme also provides for additional expenses to be charged by the Proprietary Business Fund to the HWPF in respect of German branch business.

The expected future value of the recourse cash flows on UK and Irish unitised with profits contracts is recognised as a reduction in the measurement of participating contract liabilities or in the unallocated divisible surplus. As these recourse cash flows arise they are no longer included in the measurement of participating contract liabilities or the unallocated divisible surplus and thus contribute to profit attributable to equity holders.

The expected future value of the recourse cash flows on UK and Irish non-participating contracts is not recognised either in the measurement of non-participating liabilities or in the unallocated divisible surplus. For regulatory reporting purposes the realistic valuation includes an adjustment to reflect the expected future value of cash flows due to equity holders. This adjustment is excluded from the IFRS valuation. As these recourse cash flows arise they contribute to profit attributable to equity holders.

The expected future value of the additional expenses to be charged on German unitised with profits contracts is recognised as a liability within the unallocated divisible surplus. As these additional expenses are charged they are no longer included in the measurement of the unallocated divisible surplus and thus contribute to equity holder profit.

From 10 July 2006 new UK business is written in the Proprietary Business Fund and equity holder profit is recognised on an earned basis. Any with profits element is transferred to the appropriate with profits fund.

The life and pensions segment result comprises the following:

	6 months 2007 £m	Full year 2006 £m
Recourse cash flows arising on UK and Irish unitised with profits contracts	135	116
Recourse cash flows arising on UK and Irish non-participating contracts	12	42
Additional expenses charged on German unitised with profits contracts	31	51
Transfer out of HWPF	178	209
(Losses)/profits arising from life and pension business held outside of the HWPF	(171)	362
Profit before tax in the period	**7**	**571**
Result attributable to period 1 January to 10 July 2006	-	172
Life and pension segment result for the period	**7**	**743**

(Losses)/profits arising from life and pensions business held outside the HWPF include the one-off charge of £139m in relation to the implementation of CICA s3855 by the Canadian life and pensions operation (see note 3.7 for further details). In addition, the life and pension segment includes the impact of volatility that arises from different IFRS measurement bases for liabilities and backing assets. The underlying results of the life and pension segment excluding this volatility is shown in the pro forma reconciliation of Group underlying profit to profit for the period. In addition the (losses)/profits arising from life and pension business are shown before deduction of tax attributable to policyholders' returns of £15m (Full year 2006: £357m).

(iii) Segmental balance sheet

At 30 June 2007	Life and pensions	Healthcare and general insurance	Investment management	Banking	Other	Elimination	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Segment assets	122,141	201	519	12,285	455	(401)	135,200
Investments in associates and joint ventures	2,350	172	38	-	307	-	2,867
Total segment assets	**124,491**	**373**	**557**	**12,285**	**762**	**(401)**	**138,067**
Unallocated assets							110
Total assets							**138,177**
Liabilities							
Segment liabilities	121,933	216	430	11,902	158	(399)	134,240
Total segment liabilities	**121,933**	**216**	**430**	**11,902**	**158**	**(399)**	**134,240**
Unallocated liabilities							681
Total liabilities							**134,921**
Equity							
Share capital and reserves							2,913
Minority interest							343
Total equity							**3,256**
Total equity and liabilities							**138,177**
Capital expenditure incurred during the period on:							
Intangible assets	4	3	-	-	-	-	7
Deferred acquisition costs	169	18	1	-	-	-	188
Property, plant and equipment	98	-	-	-	4	-	102

3.2 Segmental analysis *continued*

(a) Primary reporting format – Business segments *continued*

(iii) Segmental balance sheet *continued*

At 30 June 2006	Life and pensions	Healthcare and general insurance	Investment management	Banking	Elimination	Total
	£m	£m	£m	£m	£m	£m
Assets						
Segment assets	108,981	200	245	12,141	(246)	121,321
Investments in associates and joint ventures	2,268	168	21	-	20	2,477
Total segment assets	**111,249**	**368**	**266**	**12,141**	**(226)**	**123,798**
Unallocated assets						244
Total assets						**124,042**
Liabilities						
Segment liabilities	109,970	376	271	12,135	(250)	122,502
Total segment liabilities	**109,970**	**376**	**271**	**12,135**	**(250)**	**122,502**
Unallocated liabilities						857
Total liabilities						**123,359**
Minority interest						683
Total liabilities and minority interest						**124,042**
Capital expenditure incurred during the period on:						
Intangible assets	4	27	-	1	-	32
Deferred acquisition costs	37	15	1	-	-	53
Property, plant and equipment	93	1	-	-	-	94

At 31 December 2006	Life and pensions	Healthcare and general insurance	Investment management	Banking	Other	Elimination	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Segment assets	116,490	179	457	12,116	454	(403)	129,293
Investments in associates and joint ventures	2,765	170	38	-	264	-	3,237
Total segment assets	**119,255**	**349**	**495**	**12,116**	**718**	**(403)**	**132,530**
Unallocated assets							61
Total assets							**132,591**
Liabilities							
Segment liabilities	116,449	197	348	11,745	187	(402)	128,524
Total segment liabilities	**116,449**	**197**	**348**	**11,745**	**187**	**(402)**	**128,524**
Unallocated liabilities							882
Total liabilities							**129,406**
Equity							
Share capital and reserves							2,878
Minority interest							307
Total equity							**3,185**
Total equity and liabilities							**132,591**
Capital expenditure incurred during the year on:							
Intangible assets	9	25	-	2	-	-	36
Deferred acquisition costs	210	34	2	-	-	-	246
Property, plant and equipment	274	1	-	-	10	(4)	281

3.2 Segmental analysis *continued*

(b) Secondary reporting format – Geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographical regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the contracts or products to which they relate are issued or sold.

	Segment revenue from external customers	Segment assets	Capital expenditure on intangible assets, deferred acquisition costs, and property, plant and equipment
	£m	£m	£m
At 30 June 2007			
United Kingdom	4,513	118,021	242
Canada	756	14,553	7
International	238	5,421	44
Unallocated items	-	182	4
Total	5,507	138,177	297
At 30 June 2006			
United Kingdom	3,198	103,625	168
Canada	631	14,225	10
International	545	5,948	1
Unallocated items	-	244	-
Total	4,374	124,042	179
At 31 December 2006			
United Kingdom	11,988	113,794	500
Canada	2,361	13,271	19
International	1,000	5,341	44
Unallocated items	-	185	-
Total	15,349	132,591	563

3.3 Administrative expenses

	6 months 2007	6 months 2006	Full year 2006
	£m	£m	£m
Commission expenses	252	223	493
Interest expense	309	270	558
Staff costs and other employee related costs	267	296	599
Acquisition costs deferred during the period	(188)	(53)	(246)
Amortisation of deferred acquisition costs	64	36	83
Other administrative expenses	268	465	704
Total administrative expenses	972	1,237	2,191

Interest expense includes interest payable on customer accounts and other funding instruments within the banking operations of the Group. Interest relating to other Group borrowings is included within finance costs.

3.4 Earnings per share

(a) Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to equity holders of Standard Life plc by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the period is the weighted average number of shares in issue less the weighted average number of shares owned by employee share trusts that have not vested unconditionally in employees.

	6 months 2007	Period 10 July to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	57	283
Weighted average number of ordinary shares in issue (millions)	2,106	2,102
Basic earnings per share (pence per share)	**2.7**	**13.5**

(b) Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: bonus shares committed to at the time of the demutualisation of SLAC and flotation of Standard Life plc and share awards and share options.

As part of the offer on the demutualisation of SLAC and flotation of Standard Life plc, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who hold shares for a continuous period of one year, will be eligible to receive, at the end of that one year period, one bonus share for every twenty shares retained. The expected number of bonus shares to be issued is based on the number of shares that, at 30 June 2007 and 31 December 2006 as applicable, still meet the continuous holding requirement.

For share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

	6 months 2007	Period 10 July to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	57	283
Weighted average number of ordinary shares for diluted earnings per share (millions)	2,179	2,173
Diluted earnings per share (pence per share)	**2.6**	**13.0**

The dilutive effect of the bonus shares included in the weighted average number of ordinary shares above was 69m (Period 10 July to 31 December 2006: 69m). The dilutive effect of share awards and options included in the weighted average number of ordinary shares above was 4m (Period 10 July to 31 December 2006: 2m). The effect of share awards and options does not impact the profit attributable to equity holders of Standard Life plc.

3.4 Earnings per share *continued*

(c) Alternative earnings per share

Earnings per share is also calculated based on the underlying profit before tax and certain non operating items as well as on the profit attributable to equity holders of Standard Life plc. The Directors believe that earnings per share based on underlying profit provides a better indication of operating performance.

	6 months 2007	6 months 2007	Period 10 July to 31 December 2006	Period 10 July to 31 December 2006
	£m	Per share p	£m	Per share p
Underlying profit before tax attributable to equity holders	277	13.2	350	16.7
Volatility arising on different asset and liability valuation bases	(211)	(10.0)	68	3.2
Impairment of intangibles	-	-	(5)	(0.2)
Restructuring expenses	(3)	(0.2)	(12)	(0.6)
Profit before tax attributable to equity holders	63	3.0	401	19.1
Tax (expense)/credit attributable to:				
Underlying profit	(8)	(0.3)	(39)	(1.8)
Adjusted items	60	2.8	(19)	(0.9)
Profit attributable to minority interest	(58)	(2.8)	(60)	(2.9)
Profit attributable to equity holders of Standard Life plc	57	2.7	283	13.5

3.5 Tax (credit)/expense

The income tax (credit)/expense is attributed as follows:

	6 months 2007	6 months 2006	Full year 2006
	£m	£m	£m
Income tax expense attributable to policyholders' returns	15	125	357
Income tax (credit)/expense attributable to equity holders' profits	(52)	-	58
	(37)	125	415

The share of tax of associates and joint ventures is £2m (6 months 2006: £1m; Full year 2006: £2m) and is included above the line 'Profit before tax' in the condensed consolidated income statement in 'Share of profits from associates and joint ventures'.

The total income tax (credit)/expense is spilt as follows:

	6 months 2007 £m	6 months 2006 £m	Full year 2006 £m
Current tax:			
United Kingdom	79	80	219
Double tax relief	(26)	-	(5)
Canada and international	6	34	53
Adjustment to tax expense in respect of prior years	1	(14)	(13)
Total current tax	60	100	254
Deferred tax:			
Deferred tax (credit)/expense arising from the current period	(97)	25	161
Total deferred tax	(97)	25	161
Total income tax (credit)/expense	(37)	125	415
Attributable to equity holders' profits	(52)	-	58

3.6 Issued share capital

The movement in the issued share capital of the Company during the period was:

	6 months 2007 Number	6 months 2007 £m	Full year 2006 Number	Full year 2006 £m
At start of period[1]	2,106,070,469	210	30	-
Demutualisation shares	59,432	-	1,463,516,990	146
Shares issued for cash on Initial Public Offering	-	-	556,944,945	56
Shares in respect of over-allotment provision	-	-	83,541,742	8
Shares issued in respect of employee share compensation plans	211,246	-	2,066,762	-
At end of period	2,106,341,147	210	2,106,070,469	210

[1] At 1 January 2006, the Company had allotted and issued share capital of 2 £1 ordinary shares. On 10 May 2006, each of the 2 issued ordinary shares were subdivided into 10 £0.10 ordinary shares. An additional 10 ordinary shares of £0.10 each were issued on the same date at par for cash.

The Scheme sets a ten year time limit for those eligible members of The Standard Life Assurance Company who were not allocated shares at the date of demutualisation to claim their entitlement. During the six months from 1 January to 30 June 2007, a further 59,432 ordinary shares were issued to eligible members in respect of their demutualisation entitlement.

The Group operates share incentive plans, allowing employees the opportunity to buy shares from their salary each month. The maximum purchase that an employee can make in any one year is £1,500. The Group offers to match the first £25 of shares bought each month. During the six months from 1 January to 30 June 2007, the Group allotted 211,246 ordinary shares to its employees under the share incentive plans.

3.7 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Non-participating contract liabilities			
Non-participating insurance contracts	20,333	20,469	20,202
Non-participating investment contracts	56,643	44,498	50,931
	76,976	**64,967**	**71,133**
Participating contract liabilities			
Participating insurance contracts	19,614	19,461	20,225
Participating investment contracts	17,473	18,138	18,563
Present value of future profits on non-participating contracts	-	(1,708)	-
Unallocated divisible surplus	1,034	5,075	1,208
	38,121	**40,966**	**39,996**

Non-participating insurance contracts include £166m (6 months 2006: £184m; Full year 2006: £152m) relating to Standard Life Healthcare Limited and £5m (6 months 2006: £4m; Full year 2006: £3m) relating to general insurance, conventional term assurance (Lifetime Protection Series or LPS), life contingent annuities, Perspecta Universal Life in Canada, and a small amount of linked Homeplan business.

The HWPF was established at the time of the demutualisation of The Standard Life Assurance Company on 10 July 2006. Under the Scheme of Demutualisation of The Standard Life Assurance Company (the Scheme) certain non-participating contracts were transferred to the HWPF. The present value of future profits (PVFP) on these non-participating contracts can be apportioned between the component related to contracts whose future cash flows under the Scheme are expected to be transferred out of the HWPF to equity holders and the component related to contracts whose future cash flows will remain in the HWPF to be applied either to meet amounts that may be charged to the HWPF under the Scheme or distributed over time as enhancements to final bonuses payable on the remaining policies invested in the fund.

These components are deducted in arriving at the amount of participating contract liabilities and unallocated divisible surplus reported after 10 July 2006 as follows:

	30 June 2007 £m	31 December 2006 £m
Participating contract liabilities before apportionment	37,260	38,950
Non-participating PVFP deducted	(173)	(162)
	37,087	**38,788**
Participating insurance contracts	19,614	20,225
Participating investment contracts	17,473	18,563
Participating contract liabilities after apportionment	**37,087**	**38,788**
Unallocated divisible surplus before apportionment	2,813	2,968
Non-participating PVFP deducted	(1,779)	(1,760)
Unallocated divisible surplus after apportionment	**1,034**	**1,208**

Due to changes in economic and non-economic factors certain assumptions used in estimating insurance and investment contract liabilities have been revised. Therefore the change in liabilities reflects both actual performance over the period, changes in assumptions and to a limited extent improvements in modelling techniques.

The movements in participating and non-participating insurance and investment contracts and reinsurers' share of liabilities during the six months to 30 June 2007 arising from changes in estimates are set out below:

	Participating insurance contracts	Non-participating insurance contracts	Participating investment contracts	Non-participating investment contracts	Reinsurers' share of liabilities (reinsurance asset)	Total
	£m	£m	£m	£m	£m	£m
Changes in:						
Methodology/modelling changes	2	154	4	-	(15)	145
Non-economic assumptions	-	-	5	-	-	5

The methodology used at 30 June 2007 to value participating and non-participating contracts is consistent with the approach applied at 31 December 2006 as described in the Group Consolidated Financial Statements.

The method applied to determine the insurance contract liabilities for the Canadian business is based on Canadian accounting and regulatory valuation principles. Canadian regulations set the value of policy liabilities for each business segment equal to the value of a selected group of assets which are projected to be sufficient to meet all expected policy liabilities when due. Prior to 1 January 2007, under Canadian GAAP bonds were measured at amortised cost and equities at move-to-market value (Canadian book value). As the Group's policy under IFRS for measurement of investment securities is FVTPL an adjustment was made to the insurance contract liabilities (calculated under Canadian valuation principles) to reflect the impact of the different measurement basis for the investment securities backing the insurance contracts. The fair value adjustment made to the insurance contract liabilities was determined for each business segment using a ratio based on total investment securities backing all Canadian policy liabilities (i.e. insurance and investment contracts).

On 1 January 2007, section 3855 "Financial Instruments – Recognition and Measurement" of the Canadian Institute of Chartered Accountants Handbook became effective, which changed the measurement basis of investment securities under Canadian GAAP from Canadian book value to fair value. The adoption of s3855 resulted in a reconsideration of the allocation of the fair value adjustment in respect of investment securities between insurance and investment contracts. As a result, insurance contract liabilities (net of reinsurance) have increased by £115m compared to 31 December 2006. As non unit linked investment contract liabilities are measured at amortised cost there has not been a corresponding reduction in their value.

In addition, a related deferred tax adjustment has increased liabilities by £24m.

The movements in participating and non-participating insurance and investment contracts and reinsurers' share of liabilities during the six months ended 30 June 2006 arising from changes in estimates are set out below:

	Participating insurance contracts	Non-participating insurance contracts	Participating investment contracts	Non-participating investment contracts	Reinsurers' share of liabilities (reinsurance asset)	Total
	£m	£m	£m	£m	£m	£m
Changes in:						
Methodology/modelling changes	160	124	92	-	-	376
Non-economic assumptions	(21)	-	(5)	-	-	(26)

The methodology used at 30 June 2006 to value participating and non-participating contracts is consistent with the approach applied at 31 December 2005 as described in the Group Consolidated Financial Statements.

Included in the movement in insurance and investment contract liabilities is an amount of £307m arising from periodic adjustments to asset shares to bring the credited investment return in line with the actual returns generated, and from a change in the allocation of fixed income returns to adjust allocations previously determined.

Due to changes in economic and non-economic factors, certain assumptions used in estimating insurance and investment contract liabilities have been revised. Therefore the change in liabilities reflects both actual performance over the period, changes in assumptions and to a limited extent improvements in modelling techniques.

3.7 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

The total movements in participating insurance and investments contract liabilities, non-participating insurance contract liabilities and reinsurers share during the year to 31 December 2006 are set out below. This includes the movements arising from changes in estimates:

	Participating insurance contract liabilities	Non-participating insurance contract liabilities	Participating investment contract liabilities	Total insurance and participating contracts	Reinsurers' share of liabilities (reinsurance asset)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2006	19,633	21,158	18,076	58,867	(779)	58,088
Expected change	(105)	(119)	(303)	(527)	(16)	(543)
Methodology/modelling changes	237	9	89	335	-	335
Effect of changes in:						
Economic assumptions	(245)	(691)	(238)	(1,174)	18	(1,156)
Non-economic assumptions	(22)	-	11	(11)	-	(11)
Effect of:						
Economic experience	(89)	(95)	(33)	(217)	(6)	(223)
Non-economic experience	230	(178)	595	647	(10)	637
New business	1	450	44	495	(14)	481
Total change in contract liabilities	7	(624)	165	(452)	(28)	(480)
Foreign exchange adjustment	-	(135)	6	(129)	11	(118)
Change in Unearned Premium Reserve	-	68	-	68	-	68
At 10 July 2006 – before demutualisation	19,640	20,467	18,247	58,354	(796)	57,558
Demutualisation	450	4	339	793	-	793
At 10 July 2006 – after demutualisation	20,090	20,471	18,586	59,147	(796)	58,351
Expected change	(197)	(129)	(423)	(749)	26	(723)
Benefit enhancements	-	-	224	224	-	224
Methodology/modelling changes	(57)	99	(9)	33	-	33
Effect of changes in:						
Economic assumptions	33	(100)	40	(27)	(4)	(31)
Non-economic assumptions	71	(50)	46	67	-	67
Effect of:						
Economic experience	979	323	650	1,952	(17)	1,935
Non-economic experience	(609)	(300)	(573)	(1,482)	10	(1,472)
New business	24	475	54	553	(3)	550
Total change in contract liabilities	244	318	9	571	12	583
Foreign exchange adjustment	(109)	(556)	(32)	(697)	44	(653)
Change in Unearned Premium Reserve	-	(31)	-	(31)	-	(31)
At 31 December 2006	20,225	20,202	18,563	58,990	(740)	58,250

The table above has been split to show the movements for the period from 1 January 2006 to demutualisation on 10 July 2006 and the period from demutualisation on 10 July 2006 to 31 December 2006.

Included in the movement in insurance and investment contract liabilities in the period 1 January to 10 July 2006 is an amount of £307m arising from periodic adjustments to asset shares to bring the credited investment return in line with the actual returns generated, and from a change in the allocation of fixed income returns to adjust allocations previously determined.

The impact of economic assumptions in the period 1 January to 10 July 2006 primarily reflects changes in fixed interest yields leading to lower valuation rates on non-participating business.

The primary role of the residual estate, as set out in paragraph 4.1 of Schedule 1 of the Scheme, is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the Standard Life Assurance Limited (SLAL) Board is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining HWPF with profits policies. Therefore it is necessary to recognise the residual estate of the HWPF as part of the participating liabilities. The movement tables above therefore include the movements in this residual estate post demutualisation.

Non-economic experience changes in the period 1 January to 10 July 2006 primarily represent lower than expected claims (including deaths, surrenders, maturities and lapses) whereas experience changes in the period from 10 July to 31 December 2006 reflect higher than expected claims.

Economic experience changes in the period from 10 July to 31 December 2006 reflect higher than anticipated investment returns during that period.

The change in non-participating investment contract liabilities during the year ended 31 December 2006 is set out below:

	£m
At 1 January 2006	**40,929**
Contributions	4,960
Initial charges and reduced allocations	(5)
Account balances paid on surrender and other terminations in the year	(2,355)
Investment return credited and related benefits	1,693
Foreign exchange adjustment	(187)
Other	3
Recurring management charges	(126)
At 10 July 2006	**44,912**
Contributions	6,057
Initial charges and enhanced allocations	16
Account balances paid on surrender and other terminations in the year	(3,024)
Investment return credited and related benefits	3,851
Foreign exchange adjustment	(817)
Other	87
Recurring management charges	(151)
At 31 December 2006	**50,931**

3.8 Borrowings

	Notes	30 June 2007	30 June 2006	31 December 2006
		£m	£m	£m
Certificates of deposit, commercial paper and medium term notes	3.8(a)	2,257	1,462	1,812
Securitisations – mortgage backed floating notes	3.8(b)	4,116	4,747	4,383
Bank overdrafts		173	122	242
Other		55	9	69
Total borrowings		**6,601**	**6,340**	**6,506**

3.8 Borrowings *continued*

(a) Certificates of deposit, commercial paper and medium term notes

The Group has issued certificates of deposit through its subsidiary Standard Life Bank (SLB). The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V., a wholly owned subsidiary of SLB. SLB has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2bn and €4bn in relation to the US commercial paper and Euro commercial paper programmes respectively, and €4bn in respect of the medium term note programme. This guarantee is a financial guarantee contract under the revised IAS 39 *Financial Instruments: Recognition and Measurement* and is initially recognised at fair value. The fair value recognised in the consolidated financial statements of the Group at 30 June 2007 is £nil (6 months 2006 and Full year 2006: £nil).

	Average interest rates			Carrying amount		
	30 June 2007	30 June 2006	31 December 2006	30 June 2007	30 June 2006	31 December 2006
	%	%	%	£m	£m	£m
Due within 1 year						
Standard Life Bank certificates of deposit – GBP	5.59%	4.56%	5.04%	887	698	734
Standard Life Bank certificates of deposit – USD	-	5.14%	5.31%	-	82	52
Standard Life Bank certificates of deposit – EUR	-	2.89%	2.89%	-	10	10
Standard Life Funding B.V. Commercial paper – GBP	5.70%	-	5.20%	129	-	20
Standard Life Funding B.V. Commercial paper – USD	5.44%	5.32%	5.45%	446	356	354
Standard Life Funding B.V. Commercial paper – EUR	4.12%	2.89%	3.65%	698	179	540
Standard Life Funding B.V. Commercial paper – JPY	-	0.37%	-	-	17	-
Standard Life Funding B.V. Medium Term Notes – GBP	6.07%	5.36%	5.39%	3	15	3
				2,163	1,357	1,713
Due between 1 and 5 years						
Standard Life Funding B.V. Medium Term Notes – GBP	5.97%	4.74%	5.43%	13	12	12
Standard Life Bank certificates of deposit – GBP	-	4.58%	4.97%	-	6	6
				13	18	18
Due after 5 years						
Standard Life Funding B.V. Medium Term Notes – EUR	4.37%	2.93%	3.89%	81	83	81
Standard Life Funding B.V. Medium Term Notes – GBP	-	4.70%	-	-	4	-
				81	87	81
Total certificates of deposit, commercial paper and medium term loan notes				2,257	1,462	1,812

The carrying amounts disclosed above reasonably approximate the fair values as at the period end.

(b) Securitisations – mortgage backed floating notes

Loans are issued by the Group, which are subject to securitisations. Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities. The issue of mortgage backed floating rate notes by the special purpose entities funded the purchase of the mortgages. Standard Life plc and its subsidiaries are not obliged to support any losses suffered by the note holders and do not intend to provide such support. The notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose entities, including funds due from customers in respect of the securitised mortgages, are sufficient and that note holders have no recourse to the Company or its subsidiaries. This has been clearly stated in the legal agreements with note holders.

The mortgage backed floating rate notes at the period end are as follows:

	Average interest rates			Carrying amount		
	30 June 2007	30 June 2006	31 December 2006	30 June 2007	30 June 2006	31 December 2006
	%	%	%	£m	£m	£m
Lothian Mortgages No. 1 plc – USD – Maturity 2017	6.12%	5.04%	5.78%	101	169	129
Lothian Mortgages No. 1 plc – GBP – Maturity 2035	6.22%	5.14%	5.68%	571	569	570
Lothian Mortgages No. 2 plc – GBP – Maturity 2038	6.05%	4.97%	5.50%	202	202	202
Lothian Mortgages No. 2 plc – USD – Maturity 2038	6.10%	4.99%	5.73%	90	235	155
Lothian Mortgages No. 2 plc – EUR – Maturity 2038	6.23%	3.23%	3.95%	511	526	510
Lothian Mortgages No. 3 plc – USD – Maturity 2019	6.00%	4.92%	5.65%	87	210	142
Lothian Mortgages No. 3 plc – GBP – Maturity 2039	6.08%	4.99%	5.52%	789	786	786
Lothian Mortgages No. 4 plc – EUR – Maturity 2040	5.89%	2.94%	3.66%	308	471	381
Lothian Mortgages No. 4 plc – GBP – Maturity 2040	5.94%	4.86%	5.40%	570	569	570
Lothian Mortgages Master Issuer plc – USD – Maturity 2028	5.85%	4.81%	5.52%	163	277	213
Lothian Mortgages Master Issuer plc – USD – Maturity 2050	5.94%	4.91%	5.60%	25	27	26
Lothian Mortgages Master Issuer plc – EUR – Maturity 2050	5.93%	3.03%	3.70%	319	327	319
Lothian Mortgages Master Issuer plc – GBP – Maturity 2050	5.96%	4.93%	5.42%	380	379	380
Total mortgage backed floating rate notes				**4,116**	**4,747**	**4,383**

3.9 Contingencies

(a) Legal proceedings and regulations

The Group, like other financial organisations, is subject to legal proceedings in the normal course of its business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management does not believe that such proceedings (including litigations) will have a material effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which it issues insurance and investment contracts, and it has complied with all the local solvency regulations. Therefore, there are no contingencies in respect of these regulations.

(b) Warranties

The Group has potential obligations in relation to certain warranties given in connection with the disposal of a book of business during the 2005 financial year. The Group's total liability in respect of all relevant claims under these warranties is limited to a total of £21m and extends to a maximum period of 30 months from 30 September 2005. The likelihood of payments being made under these warranties is considered to be low.

(c) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The Directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

(d) Issued share capital

The Scheme sets a ten year time limit for those eligible members of The Standard Life Assurance Company who were not allocated shares at the date of demutualisation to claim their entitlement. As future issues of these shares are dependent upon the actions of eligible members, it is not practical to estimate the financial effect of this potential obligation.

3.10 Commitments

(a) Capital commitments

The Group's capital commitments as at the period end are:

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Authorised and contracted for but not provided and incurred:			
Investment properties	74	74	137
Property, plant and equipment	497	257	587

£58m (6 months 2006: £9m; Full year 2006: £121m) and £16m (6 months 2006: £65m; Full year 2006: £16m) relates to the contractual obligations to purchase, construct or develop investment property and repair, maintain or enhance investment property respectively.

(b) Off-balance sheet instruments

The following indicates the contractual amounts of the Group's off-balance sheet financial instruments that commit it to customers and third parties, as at the period end:

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Commitments to extend credit:			
Original term to maturity of less than one year	21	-	-
Original term to maturity of more than one year	2,171	2,269	2,218
Other commitments	747	555	555

Included in 'Other commitments' is £747m (6 months 2006 and Full year 2006: £196m) committed by certain subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interest. The levels of funding are not necessarily in line with the relevant percentage holdings.

3.11 Events after the balance sheet date

Bonus share issue

As part of the offer on the demutualisation of The Standard Life Assurance Company and flotation of Standard Life plc, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who retained their shares for a continuous period of one year from 10 July 2006 were entitled to one bonus share for every twenty shares. On 10 July 2007, the Company allotted 67m ordinary shares as a bonus issue. Shareholders that are entitled to bonus shares but were not allocated shares on 10 July 2007 have three years from 10 July 2007 to claim their entitlement. The diluted earnings per share shown in note 3.4 includes the impact of this bonus issue.

3.12 Presentation of the condensed consolidated income statement

As described in note 3.1, the revised format of the condensed consolidated income statement has resulted in certain items being presented on lines different to that reported for the six months ended 30 June 2006. The following items, reported in the condensed consolidated income statement for the six months ended 30 June 2006, have been presented in the condensed consolidated income statement for the purposes of the 2007 Interim Results on different lines as follows:

- The amount reported as 'transfer to the unallocated divisible surplus' for the six months ended 30 June 2006 is reported within expenses, resulting in an increase to the amount reported as 'total expenses' of £296m;
- The amount reported as 'Profit before tax' represents the sum of 'tax expense' (of £125m) and 'increase in net assets attributable to minority interest' (of £82m) that were reported in the condensed consolidated income statement for the 6 months ended 30 June 2006; and

- 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' in the mutual accounting model. In the revised income statement presentation, the amounts included in this line for the six months ended 30 June 2006 are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the period'.

The following table shows summary financial information for the six months ended 30 June 2006 in the format presented in the condensed consolidated income statement reported in the 2006 Half Year Report and the reallocations made between line items to derive the comparative condensed consolidated income statement for the purposes of the 2007 Interim Results. The table illustrates the differences in presentation by shading those areas which are not relevant, for the purposes of this note, to the accounting model being applied to the periods presented.

	6 months ended 30 June 2006 as reported in 2006 Half Year Report	Presentation changes	Transfer to unallocated divisible surplus	Increase in net assets attributable to minority interest	Income arising from associates and joint ventures	6 months ended 30 June 2006 as reported in 2007 Interim Results
	£m	£m	£m	£m	£m	£m
Total net revenue	4,437	(4,374)	-	-	(63)	
Total expenses (including finance costs)	3,934	(3,934)	-	-	-	
Result before tax	503	(440)	-	-	(63)	
Tax expense	125	(125)	-	-	-	
Transfer to unallocated divisible surplus	296	-	(296)	-	-	
Increase in net assets attributable to minority interest	82	-	-	(82)	-	
Balance on income statement	-	-	-	-	-	
Total net revenue		4,374	-	-	-	4,374
Total expenses		3,934	296	-	-	4,230
Share of profits from associates and joint ventures		-	-	-	63	63
Profit before tax		440	(296)	-	63	207
Tax expense attributable to policyholders' returns		125	-	-	-	125
Profit before tax attributable to equity holders		-	-	82	-	82
Total tax expense		125	-	-	-	125
Less: tax attributable to policyholders' returns		(125)	-	-	-	(125)
Tax expense attributable to equity holders' profits		-	-	-	-	-
Profit for the period		-	-	-	-	82

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4 Independent Auditors' Review Report

Independent review report to Standard Life plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises:

- the consolidated income statement, consolidated statement of recognised income and expense, and the consolidated balance sheet and associated notes prepared on the European Embedded Value (EEV) basis set out in note 2.1; and
- the condensed consolidated income statement, condensed consolidated balance sheet at 30 June 2007, the condensed consolidated statement of recognised income and expenses, the condensed consolidated cash flow statement and associated notes, prepared in accordance with the IFRS accounting policies set out in note 3.1

(together, the "financial information").

We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The Interim Results have been prepared in accordance with the EEV basis set out in note 2.1 and the IFRS accounting policies set out in note 3.1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Edinburgh
4 September 2007

5 Shareholder Services

Shareholder information

Dividends

It is intended that interim dividends will be paid in November and final dividends in May each year.

You can choose to receive your dividends in one of the following ways:

1. Reinvest your dividends in Standard Life plc shares

Standard Life plc has arranged a dividend reinvestment plan – sometimes referred to as DRIP. This gives shareholders the opportunity to use their cash dividend to buy more shares in the Company through a special dealing arrangement – and means you will receive additional shares instead of cash.

2. Receive a cash dividend payment in your bank or building society account

You can have your dividend paid directly into the bank or building society account of your choice. This means the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque. The money will be transferred straight into your bank account on the day the dividend is paid.

3. Receive a cash dividend payment by cheque

If you don't choose to receive your dividends as shares, or paid directly into your bank account, you will be sent a cheque for the relevant amount. You may be charged a fee to present this cheque, particularly if you live outside of the UK.

If you would like to change your dividend payment method, please register with Investor Centre at
www.computershare.com/uk/investor/registration/standardlife
or call Computershare on 0845 113 0045.

Receive shareholder communications by e-mail and website

You can choose to take part in our Treemail initiative and receive future shareholder communications by e-mail and website by registering with Investor Centre – an e-communications service run by Computershare. Registering is easy, secure and free – just go to **www.computershare.com/uk/register/standardlife** and follow the on-screen instructions. The service allows you to:

- Choose to receive an e-mail when the Annual Report and Accounts, Annual Review and AGM guide are available on our website. You can then read these online instead of receiving paper copies in the post
- Check your Standard Life shareholding
- Find out information about your dividends
- Work out the value of your shareholdings
- Change your address details
- Set up a new dividend mandate, or change your existing details
- Send your Annual General Meeting voting instructions electronically

When you register with Investor Centre you can choose how you'd like us to keep in touch with you – by post or e-mail. Any information you receive electronically will be the same as the paper version. This will help us save your money – and conserve natural resources.

Preventing unsolicited mail

By law, Standard Life has to make its share register publicly available. Because of this, some registered shareholders may receive unsolicited mail. You could also be targeted by fraudulent 'investment specialists' using high-pressure cold calling sales techniques – these are sometimes called 'boiler room scams'. You can find more information at the Office of Fair Trading website **www.oft.gov.uk**

Using a nominee company can help protect your privacy. You can transfer your shares into the Company-sponsored nominee – the Standard Life Share Account – by contacting Computershare, or get in touch with your broker to find out about their nominee services.

If you want to limit the amount of unsolicited mail you receive, please contact:

The Mailing Preference Service (MPS), DMA House, 70 Margaret Street, London W1W 8SS. Or register online at www.mpsonline.org.uk

Analysis of registered shareholdings as at 30 June 2007

Range of Shares	Number of Holders	% of total Holders	Number of Shares	% of Total Shares
1 - 1000	69,398	54.02%	35,377,760	1.68%
1,001 - 5,000	52,228	40.64%	107,090,855	5.08%
5,001 - 10,000	3,932	3.06%	26,972,496	1.28%
10,001 - 100,000	2,563	1.99%	50,452,319	2.40%
100,001 +*	378	0.29%	1,886,447,717	89.56%
Totals	128,499	100.00%	2,106,341,147	100.00%

* Standard Life Share Account currently has 1,372,226 participants

Financial calendar for 2007

Announcement of interim results and dividend — **4 September 2007**

Ex-dividend date for interim dividend — **12 September 2007**

Record date for interim dividend — **14 September 2007**

The number of shares you hold on this date will be used to calculate your total dividend payment for the six months ended 30 June 2007.

Interim dividend payment date — **30 November 2007**

2007 Preliminary results — **12 March 2008**

Directors

Gerry Grimstone (Chairman)
Sandy Crombie* (Group Chief Executive)
Kent Atkinson
Lord Blackwell
Crawford Gillies
Trevor Matthews*
Baroness McDonagh
David Nish*
Jocelyn Proteau
Keith Skeoch*
Hugh Stevenson

* Executive Director

Contact details

We want to make sure you have answers to all your questions.

For questions on dividends and your shareholding, please contact our registrar, Computershare:

UK

Visit **www.computershare.com**
E-mail at **sl.queries@computershare.co.uk**
Call Computershare on **0845 113 0045**
Or **+353 (0)1 431 9829**

Ireland

Visit **www.computershare.com**
E-mail at **sl.queries@computershare.co.uk**
Call Computershare on **+353 (0)1 431 9829**

Registrar

Computershare Investor Services PLC
PO BOX 2656
The Pavilions
Bridgwater Road
Bristol
BS3 9BG

Canada

Visit **www.computershare.com**
E-mail at **service@computershare.com**
Call Computershare on **1 866 982 9939**
or at the local number **514 982 9939**

Germany and Austria

Visit **www.computershare.de**
E-mail at **register@computershare.de**
Call Computershare on **+49 (0)89 30903 625**

Standard Life plc secretary, registered office and head office:

M J Wood
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Please remember that the value of shares can go down as well as up and you may not get back the full amount invested or any income from it. All figures and share price information have been calculated as at 30/06/2007 (unless otherwise indicated).

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH12DH. +44 (0)131 225 2552.

Calls may be recorded/monitored and call costs may vary. www.standardlife.com

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Statement re Resolution plc
Released	14:05 19-Sep-07
Number	1201E

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 September 2007

Resolution plc ("Resolution")

Standard Life plc ("Standard Life") notes the recent press speculation. Standard Life confirms that it is monitoring the announced proposed merger between Resolution and Friends Provident plc and is considering the possibility of a cash and shares offer for Resolution, which might possibly include disposals of certain assets. Any offer would only be made if the Standard Life Board considered it to be in the best interests of Standard Life shareholders.

There can be no certainty that any offer will be made. A further announcement will be made when appropriate.

Enquiries

Neil Bennett, Maitland, 0207 379 5151 / 07900 000 777

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Rule 2.10 Announcement
Released	17:06 19-Sep-07
Number	1425E

19 September 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,810,201 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Rule 2.10 Announcement
Released	16:10 25-Sep-07
Number	4700E

25 September 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,865,941 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Director/PDMR Shareholding
Released	12:30 28-Sep-07
Number	7438E

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 September 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	9	£2.75 - UK
Norman Keith Skeoch	45	£2.75 - UK
David Thomas Nish	45	£2.75 - UK
Other PDMRs		
Marcia Dominic Campbell	45	£2.75 - UK
Nathan Richard Parnaby	45	£2.75 - UK
Joseph Iannicelli	41	C$6.12- Canada

Each individual also received from the Company 9 free shares (except Mr Iannicelli who received the right to acquire 8 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

28 September 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Total Voting Rights
Released	12:31 28-Sep-07
Number	7446E

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,173,865,941 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,173,865,941.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

28 September 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Rule 2.10 Announcement
Released	15:23 02-Oct-07
Number	9943E

2 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,866,165 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

END

Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Disposal
Released	09:08 09-Oct-07
Number	3780F

Standard Life plc

Standard Life plc announces that its subsidiary, Standard Life Investments Limited ('SLI') has reduced its stake in its Indian asset management joint venture, HDFC Asset Management Company Limited ('HDFC AMC'), from 49.9% to 40% through the sale of 9.9% of the equity shares in HDFC AMC to Housing Development Finance Corporation Limited ('HDFC'), SLI's Indian joint venture partner. The consideration for the sale is US$45,945,900, payable in cash.

It was announced on 4 September that Standard Life had agreed with HDFC to increase Standard Life's shareholding in HDFC Standard Life Limited, the insurance joint venture company, from approximately 18.8% to 26% subject only to compliance with applicable Indian regulatory requirements.

9 October 2007

Enquiries:

Richard England, SLI Press Office 0131 245 2750

Barry Cameron, Press Office 0131 245 6165

END

END

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Regulatory Announcement

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Company	Standard Life plc
TIDM	SL.
Headline	Rule 2.10 Announcement
Released	17:46 09-Oct-07
Number	4376F

9 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,875,356 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

END

END